4-1-02

02027487

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION
APR 29 2002
WASH. D.C. 155

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2002

HOLLINGER INC.
(Translation of registrant's name into English)

PROCESSED
MAY 06 2002
THOMSON FINANCIAL

10 Toronto Street
Toronto, Ontario M5C 2B7
CANADA
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _ Form 40-F x

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No x

Index of Exhibits on Page 4

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
99.1	2001 Annual Report of Hollinger Inc.	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLINGER INC.

Date: April 26, 2002

By: [signature]

Name and Title: Charles G. Cowan, Q.C.
Vice-President and Secretary

Index of Exhibits

Exhibits	Description
99.1	2001 Annual Report of Hollinger Inc.

EXHIBIT 99.1

See Attached.


reedom
Report

0006



The front line near Kunduz, Afghanistan, 11/15/01. Photo by: Heat[illegible]

n a world crammed with information choice
nillions of readers turn to Hollinger papers
heir associated websites each day for clear
nsightful and trustworthy news.


Freedom

Lion's Gate, Old City of Jerusalem, Israel, 03/14/01. Photo by: Ariel Jerozolimski



Hollinger's business is to contribute to the informed discourse of free people by shedding light on critical events wherever they happen. Around the world, people turn to our newspapers and websites in North America, Europe and the Middle East for an honest, intelligent explanation of what is important.

Hollinger is the source

TO INFORM

0009


Sox

0010



The events of 2001, while they *drove advertisers temporarily* underground, drew hundreds of thousands of new readers to Hollinger papers and cemented the loyalty of millions of others. In times of crisis, people turn to our newspapers and websites for clarity and comprehension.

TO EXPRESS


role
their
runs
great

0012





0014

World Trade Center, Manhattan, New York, 09/11/01. Photo by: Heathcliff O'Malley

After the attacks on the World Trade Center, *The Daily Telegraph* took the Western media lead with intensive coverage and award-winning reportage as events shifted to the Middle East. Together with its sister paper, *The Sunday Telegraph* (and a lucrative series of channels attached to its online edition, *telegraph.co.uk*), the *Telegraph's* performance under fire has solidified its position as one of the world's most important and valuable newspaper franchises.



The Daily Telegraph
War on America

Hollinger is the source

TO EXCEL

In the world's most fiercely competitive newspaper market, *The Daily Telegraph* sold more copies than any other quality daily.

0015


ee

Wrigley Field, Chicago, Illinois. 08/07/01. Photo by: Tom Cruze

With the fifth-largest daily readership in the United States, the *Chicago Sun-Times* continues to earn its journalistic spurs by digging deeply to uncover wrongdoing and expose corruption. Each day, 2.7 million people in this vibrant area read one of our papers, bringing our advertisers unmatched access to the area's vast consumer market. Our Chicago network, which includes *The Daily Southtown* and the *Post-Tribune* of Gary, Indiana, gives Hollinger a substantial presence in the United States.



Chicago Sun-Times
STUNG!

Hollinger is the source

TO GROW

Already the best-read newspaper in the American Midwest, the *Chicago Sun-Times* is the flagship of an extensive, powerful fleet of Hollinger papers blanketing Chicago and its affluent suburbs. 0017



In hiding, Quetta, Pakistan, 09/26/01. Photo by: Paul Grover


THE JERUSALEM POST

Fatah group claims slaying of Jerusalem youth

Since its founding in 1932, *The Jerusalem Post* has been Israel's window on the world. Today, with distribution to 108 countries, it is also the world's window on the Middle East. Since September 11, the *Post's* online edition, *jpost.com*, has drawn a massive international audience looking for insight and perspective on world events. In a region where political passions are deeply divided, *The Jerusalem Post's* editorial pages seek to reflect the opinions of the whole spectrum of society.

Hollinger is the source

TO THINK T

The Jerusalem Post is the most trusted English-language source for impartial information in the violent and politically polarized Middle East.



Allstate Arena, Rosemont, Illinois, 11/28/01. Photo by: Tom Cruze


Chicago Sun-Times
GUILTY ON ALL COUNTS
VANILLA SKY CRUISES
THE JERUSALEM POST
New terror alert issued
The Daily Telegraph
Now A separate sports section every day
Blair's crusade

Hollinger is renowned for transforming often sleepy properties into vibrant, growing businesses. Our pragmatism in a historically romantic industry has led Hollinger to strengthen its international holdings, to establish a great network of community newspapers in the American Midwest, and to diversify to the Web. While we are passionate about our papers, we are equally passionate about our business responsibilities. We pride ourselves on our ability to publish papers that are known for sound management, superior operations and authoritative news.

Hollinger is the source

O CHOOSE

While our world-class dailies bring Hollinger prestige, our strength is the ability to recognize and seize promising media opportunities as they emerge.

Hollinger

Hollinger Inc. | 2001 | Annual Report

The Lord Black of Crossharbour, PC(Can), OC, KCSG



As in previous years, the letter to Hollinger Inc. shareholders is largely identical with the corresponding message to Hollinger International shareholders.

This is the last time we will have to inflict upon our persevering shareholders (including ourselves in management) financial results that are apparently absurdly unsatisfactory. Fortunately, the semblance of a grievous financial setback in 2001 is only an appearance, as a closer look at the numbers reveals. As we have redefined the underlying business in relentless pursuit of shareholder value, it has been necessary to take radical measures in furtherance of our declared, shared goals. Some of these measures have been rather severely treated by the relevant accounting rules.

The somewhat startling Hollinger International loss of US$337.5 million in 2001 was composed of nonoperational, mainly non-cash items (unlikely to recur) of US$295.9 million pre-tax, infrequent items that should become even less frequent totalling US$21.7 million pre-tax, and approximately US$19 million as our share of the pre-tax operating loss of the *National Post*, sold in the course of last year. If these and lesser appropriate adjustments are subtracted, and they will not be significantly present this year, an EBITDA (Earnings Before Interest, Tax, Depreciation, and Amortization) of almost US$80 million was achieved. These are not electrifying numbers, but in the circumstances of the most precipitate collapse in advertising revenues since the Great Depression of the 1930s, they are defensible. We will do a good deal better in the present year.

These results produced the Hollinger Inc. 2001 loss of $131.9 million. The only "other" item that could recur in the near future is the Total Return Equity Swap, which has been reduced by 50% and which we expect will prove a benefit and not a charge to the shareholders. The further reduction of Hollinger International shareholders' equity of about US$195 million was largely a cancellation of equity at prices which we are confident will prove, as it already appears, to be in the shareholders' interest. This cancellation was foretold and was expected and the current share price is above the cancellation price.

Hollinger Inc. received a good deal of the proceeds of the cancellation, as the principal PRIDES holder and Hollinger Inc.'s unconsolidated debt has been reduced from about $310 million in early 2001 to about $90 million at the date of this letter. That debt will be further reduced in 2002. Shareholders will recall that, in pursuit of recognition of what we believe to be the underlying value of our assets, management has pursued a series of steps, including the disposition of large asset groups at advantageous prices and the retrenchment to our strongest and most valuable assets, the elimination of current loans and, in response to recent conditions, the imposition of even more rigorous operating efficiencies than usual, and the accumulation of cash to effect a drastic reduction in our long-term debt. All of these steps have been executed successfully. And while the accounting treatment of them is inconvenient, they will be seen in the current and future years to have been the measures appropriate to the challenges the company has faced.

For the benefit of recent shareholders, and to refresh the memory of veteran comrades in these endeavours, we were effectively prevented from growing into a large international media company in the nineties by the combination of the completely non-economic price and circulation war in the United Kingdom, unleashed by our principal competitor in 1993, the bad faith of the authorities in Australia who reneged on their promise to grant us permanent control of our newspaper assets in that country, and the two years spent in Canada in internecine corporate maneuvering before we could get to grips with improving the quality and performance of the assets we had in this country.

By the time we had prevailed in the U.K. price war (though it implausibly continues, to the detriment of the economics of the entire industry), disposed of the Australian holdings at a very large profit, and got operating control of the Canadian newspapers and started to improve their quality and financial performance, the general perception of the newspaper industry had changed unfavourably. As our Hollinger International stock rose above US$18 in the summer of 1998, international financial markets were destabilized by concerns of defaults and currency fluctuations in Russia, Latin America, and the Far East. The fact that none of this had the slightest bearing on our business did not protect the share price from a 25%–30% deflation. As we recovered from that unbidden event, we were plagued by short-selling of common shares by those who bought and stripped the PRIDES (preferred shares mandatorily convertible into common shares after a fixed period). When we had cleared away this problem with a partial buy-out, the newspaper industry was already beginning to be perceived as having been permanently impaired if not rendered obsolescent by new media, especially the Internet.

Added to the accumulating and somewhat orchestrated concerns about the newspaper industry, there were also concerns about levels of debt and our American shareholders were uneasy about our exposure to Canada. The stability of the Canadian currency and the prospects for Canadian economic growth were both, with some reason, matters of concern. I was one of the newspaper industry's more frequent espousers, writing op-ed pieces in *The Wall Street Journal* and other important newspapers, including our own, suggesting that the dot-com infatuation was excessive and that quality newspapers retained considerable value. It was a lonely exercise as most newspaper publishers, especially in the United States, continued to be complacent quasi-monopolists as owners while being defeatists opposite television and the Internet. Rather than being merely a voice in the wilderness, my associates and I resolved to do the necessary to separate patient, believing shareholders from mere speculators and force recognition of the value we have never doubted is in this company. Our repeated sales of assets at enterprise values far above indicated stock market prices had little impact on our share price.

Because of the restrictions attaching to our long-term debt at Hollinger International, the only way we could seriously shrink the number of its outstanding shares by purchases for cancellation at good prices, was to eliminate its debt first. We put ourselves in a position to deal with the debt and we dealt with the concern about overexposure to Canada at the same time by selling most of the Canadian assets. These assets included the *National Post*, and large metro and community newspapers. We are continuing to dispose of the balance of those assets. The company has realized a very large capital appreciation in these transactions and nearly half of the 2001 reported loss is a reduction of the gain that arose from liquidating shares and participations in notes we received from CanWest Global Communications Corp., the company to which we sold the bulk of these assets.

This reduction of gain is regrettable. But it still leaves a large gain and we believe it is a justified step to dismantle the debt which was an understandable cause for concern. The debt carried terms more onerous than is necessary for a company that has the track record of successful acquisition, management, and disposition of assets that Hollinger International has earned. Hollinger International was built, as we said at the time, like an airplane in the air, from borrowed money. Current and long-term borrowings topped out in 2000 at US$1.95 billion. At the end of last year, they stood at US$813 million, offset by cash of US$492 million. Most of the income taxes classified as payable are not currently payable, and both those taxes and the deferred taxes are, as was remarked in last year's annual report, numbers that we believe will prove to be conservative. That debt level, at time of writing, has been further reduced to US$523 million, offset by over $140 million of cash. The senior debt issue, carrying the most onerous covenants, has been eliminated and we have, for the first time, freedom of action in dealing with the remaining debt.

We have had extensive discussions with banking and underwriting groups and expect in the course of this year or next year to reduce Hollinger International's debt to not more than US$350 million and to effect significant improvements in rate and conditions to the balance of debt.

In summary, we will have eliminated over 80% of Hollinger International's borrowings and will have sold only about 30% of its cash-earning capacity, given a restoration of a prosperous economy. Even with a continuation of the advertising conditions of the latter months of 2001 (and they are already showing some signs of improvement), we expect our EBITDA will be 40% to 50% more than last year with a substantial reduction in non-cash charges, a further reduction in management fees (down about 45% from their high), and the avoidance of most or all of last year's infrequent and "other" costs. At this conservatively projected level of activity, we will retain over 30% of our peak-year EBITDA, having eliminated almost 90% of the interest expense, over half the non-cash charges, nearly half the management expenses, and after shrinking the number of outstanding Hollinger International shares by almost 20%.

While this performance is certainly not one we are embarrassed about, it has been very frustrating to build the business, produce results, and suffer the various buffetings described, including the depredations of accounting rules, and the sniggering of skeptics proclaiming the imminent demise of our industry. In all of the circumstances, and at the risk of verging on self-serving comments, even by the usual immodest standards of corporate annual reports, the management of this company believes that we have responded resourcefully to a prolonged and unusual sequence of problems. As large shareholders, we identify altogether with the shareholders who have placed their confidence and savings with us whether at Hollinger International or Hollinger Inc., and we are more determined than ever that their patience and trust will be rewarded.

We have surely addressed the concern about debt and put ourselves in a position to replace what remains with less onerous instruments. Interest on debt will henceforth be less than about 20% of EBITDA (much less if financial negotiations are successful and operations progress), having at times been over 40%.

We have also certainly addressed the concern about Canada. Canada is a rich country with a skilled population and political stability, but the federal opposition is fragmented and it has become, federally, a state governed by only one party, and has subscribed altogether to a national raison d'être consisting largely of government somewhat to the left of the United States. As we have often opined, this is a recipe for the continued flight of Canada's most talented and motivated people to the United States and for the continued deterioration of the Canadian currency relative to the United States dollar. The Canadian currency has declined by 40% compared to the U.S. dollar in 35 years and by 30% in the last 15 years. It was partly because we correctly foresaw a further erosion that we moved when we did in August and November 2001 to reduce Hollinger International's exposure to debt and shares denominated in Canadian currency, sparing our American and Canadian shareholders the impact of most of the nearly 10% decline in the value of the Canadian dollar in 2001. Until Canada develops a more promising national mission statement than to be more socialistic than the United States, expressed in the endless mantra that they are not Americans (despite being virtually indistinguishable from Americans), and until the restoration of a fully functioning federal democratic system where there is a possibility of an electoral change, and the assurance of an independent judiciary, we will share the aversion of most of our investors to this country. This is a painful state of affairs for people who have striven, as my colleagues and I have, for a Canada that would be competitive in all respects. In a free country the people are always right and always come to their senses eventually. We are confident that Canada will do so and would then be happy, in principle, to invest here again. In the meantime, the concerns of American shareholders about Canada were well-founded and we acted on them.

All shareholders in both countries should remember that the Canadian investment has proved to be vital to our companies' emergence from the recent problems besetting our industry and the economy generally in much better condition than we have ever enjoyed before. Our net pre-tax gain on the purchase, management, and sale of those assets will be about US$650 million after last year's discounting of the balance of sale, with the tax component not finalized. This, and the sales of the community newspapers in the United States, has put us in the position of having a solid platform, based on the Chicago area and United Kingdom assets, both groups of the highest quality, with excellent potential for growth.

The ratio between the operating profitability of those assets and interest expenses of the company will remove all apprehension, which was once quite audible, about the fundamental viability of this company. In the circumstances of the unusual year just ended, the directors judged it sensible to reduce the Hollinger International dividend from US$0.55 to US$0.44.

The founding of the *National Post* was a success in every respect. It revitalized the newspaper industry in Canada, was and remains a splendid product, is the principal voice of an alternate course in Canadian public policy, and is now almost at break-even, unlike its principal and well-established rival, *The Globe and Mail*, which is still wallowing in losses. Without this initiative, we would have remained a provincial publisher in Canada, and would not have been able to make the advantageous exit from that country which has enabled us to dispose of most of our debt and secure our future.

It was painful to part with the *National Post* for sentimental reasons, but its future could only be assured by continuing its integration into the company that printed and distributed it throughout the country and assured its status as the premier national paper of the country. The founding of the *National Post* was and will remain a source of pride to all associated with this company.

The status of the newspaper industry, amid the wreckage of so many of its instant competitors, should also afford us some comfort. The terrible events of September 11, 2001, and their aftermath, demonstrated that newspapers retain the ability to collect, edit, and comment on events in a manageable and reliable way. After the immediate impact of dramatic events, television is reduced to linear filler and repetition. People will pay for the editorial function skillfully executed, and the portability and convenience of newspapers is emphasized, rather than reduced, by contemporary information trends.

We have long stated that the proliferation of channels and remote control devices in most homes would reduce the value of television franchises and that the Internet would be more damaging to television than to newspapers, especially with the generalized use of broadband, putting both media on the same screen. This is all coming to pass.

- - 0028

Obviously, the media are evolving and nobody seems able to predict their future with any precision, apart from numerous media charlatans, most of whom have been impoverished in the collapse of the dot-com bubble. Basic commercial arithmetic always reasserts itself, as we regularly predicted. With ample reservations about the cloudiness of the media's future, we remain confident that the best and most authoritative newspaper franchises will continue to be valuable. The franchises, the writers, the subscribers, and the goodwill in the titles have value.

In the atmosphere of relative sobriety that succeeded the "irrational exuberance" of new media hype, newspapers may even return to the notice of securities analysts and media pundits who had regarded them as hastening to the same graveyard as silent movies and black-and-white television.

We believe that the power of the *Telegraph* and *Sun-Times* titles, broadsheet market leader in the United Kingdom and co-leader in the greater Chicago area, in a company that is finally emancipated from the debt subscribed to build it, will be a very solid platform from which to reconstruct this company on rational and financially prudent lines. If we are confident enough of the growth potential of possible acquisitions, we will become media acquirers again. Having been stifled in the great media rise of the last decade by the factors I mentioned, we will be able to join in the next phase if we choose to do that.

We have been sufficiently successful as acquirers, managers, and vendors that we will not have to be (and will not consider) piling up debt against the assets acquired as we did in the nineties. That policy succeeded, but we now have the platform and credibility to proceed in a less hazardous way. If, when we have completed the debt reductions referred to and have begun to produce the results our assets are capable of, our share prices do not respond to elemental arithmetic, we will, finally, be in a position to translate operating income and moderate borrowing into share cancellation. Unless and until a better investment emerges, we would then systematically cancel shares until either the stock price approximated enterprise value or this company and its American subsidiary were private companies.

Consideration was given during the year to making an offer for the 23% of Hollinger Inc. shares not now owned by Argus Corporation. This was deferred, as shareholder expectations raised the stock price above what the potential offeror, (the controlling shareholder) considered the company's real value. As prospects improve and conditions change, we would be happy to revisit this issue should the arithmetic appear to be propitious.

I record with great sadness the death of my brother, George Montegu Black III, January 10, 2002. He had been a director of this and predecessor companies for 26 years and held a number of senior offices in the group. Apart from obvious personal factors, his insight, attachment to and knowledge of these companies and their personnel, and many personal qualities, will be greatly missed and long and gratefully remembered. It will not be the same without him.

There was no painless way to effect the debt reduction and long-term profit restoration that was accomplished in the last two years, and we took almost all the pain in 2001. This has been a long struggle, but deliverance is in sight. I want to thank the shareholders for their patience and all the employees for performing so admirably in difficult circumstances. Strong companies, like individuals, grow stronger with adversity. These companies have.

Conrad Black

The Lord Black of Crossharbour, PC(Can), OC, KCSG
Chairman and Chief Executive Officer
March 30, 2002

--0030

2001 Financial Information and Other Information Table of Contents

BUSINESS OF THE COMPANY

The Company, through its operating subsidiaries, for the past fifteen years has acquired underperforming newspaper properties with a view to improving the operation and enhancing profitability and value.

Generally, it was our intention to control the business and to realize profits from the continued ownership, operation and improvement of the business along with profits from the periodic disposal of all or part of our holding in operations. Our emphasis has been on daily newspapers and usually those that are dominant in their respective markets. Our purchases generally have been of newspaper businesses that are underperforming either through weak operating management, or as a result of an inability to access necessary capital. We also concentrated on acquisitions and disposals that increased the average size of our newspapers, or that had significant potential synergies with our other newspapers. Over the past two years, the Company has focused more on selling mature newspaper franchises with considerably less emphasis on acquisition. Management's current intention is to concentrate on a few core assets to maximize their potential.

Recently, the Company had developed a comprehensive Internet and technology strategy. Internet activities fall into three main areas while other technology activities fall into the third area: (1) websites related to the various print publications, which are 100% owned and reported within the traditional newspaper segments; (2) joint ventures between our print publications and unrelated outsiders, where each adds value and over which the Company has a certain amount of control; and (3) minority venture capital investments in unrelated third parties.

The print-related and joint venture strategy represents an opportunity to fortify the newspapers in their local markets by providing them with the necessary tools to offer a complete suite of online and print options for their clients. The Company has remained competitive by building significant websites at all our major divisions. During 2001, the Company substantially reduced its venture capital activity of making new minority investments in unrelated third party Internet and technology companies.

SIGNIFICANT TRANSACTIONS

In January 2001, Hollinger Canadian Newspapers, Limited Partnership ("Hollinger L.P.") completed the sale of UniMédia Company to Gesca Limited, a subsidiary of Power Corporation of Canada. The publications sold represented the French language newspapers of Hollinger L.P. including three paid circulation dailies and 15 weeklies published in Quebec and Ontario. A pre-tax gain of approximately $75.1 million was recognized on this sale.

In two separate transactions in July and November 2001, the Company and Hollinger L.P. completed the sale of most of its remaining Canadian newspapers to Osprey Media Group Inc. ("Osprey") for total cash proceeds of approximately $255.0 million plus closing adjustments primarily for working capital. Included in these sales were community newspapers in Ontario such as *The Kingston Whig-Standard*, *The Sault Star*, the *Peterborough Examiner*, the *Chatham Daily News* and *The Observer* (Sarnia). Pre-tax gains of approximately $1.5 million were recognized on these sales. The former Chief Executive Officer of Hollinger L.P. is a minority shareholder of Osprey.

In August 2001, the Company entered into an agreement to sell to CanWest Global Communication Corp. ("CanWest") its 50% interest in the National Post. In accordance with the agreement, the Company's representatives resigned from their executive positions at the National Post effective September 1, 2001. Accordingly, from September 1, 2001, the Company had no influence over the operations of the National Post and the Company no longer consolidates or records on an equity basis its share of earnings or losses. The results of operations of the National Post are included in the consolidated results to August 31, 2001. A pre-tax loss of approximately $120.7 million was recognized on the sale.

On June 1, 2001, Hollinger International Inc. ("International") converted all of its Series C Preferred Stock which was held by the Company, at the conversion ratio of 8.503 shares of International Class A Common Stock per share of Series C Preferred Stock into 7,052,464 Class A Common Stock. The 7,052,464 shares of Class A Common Stock of International were subsequently purchased for cancellation by International on September 5, 2001 for a total of US$92.2 million ($143.8 million). The purchase price per share was 98% of the closing price of the Class A shares and was approved by International's independent directors. The proceeds were used to reduce the Company's bank indebtedness by $142.0 million.

On September 27, 2001, International redeemed 40,920 shares of its Series E Preferred Stock held by the Company at their stated redemption price of $146.63 per share for a total of $6.0 million.

0033

In December 2001, the Company sold 2,000,000 shares of International Class A Common Stock to third parties for total cash proceeds of $31,400,000.

In November 2001, International sold 2,700,000 multiple voting preferred shares and 27,000,000 non-voting shares in CanWest, received as part of the proceeds on the 2000 CanWest sale as described below, for total proceeds of approximately $271.3 million. The sale resulted in a pre-tax loss of $157.5 million.

In August and December 2001, International sold participation interests ("Participations") in $540.0 million and $216.8 million principal amounts of CanWest debentures to a special purpose trust ("Participation Trust"). Units of the Participation Trust were sold by the Participation Trust to arm's length third parties. These transactions resulted in net proceeds to International of $621.8 million and have been accounted for as sales of International's CanWest debentures. The net loss on these transactions amounted to $97.4 million.

International has not retained an interest in the Participation Trust nor does it have any ongoing involvement in the Participation Trust. The Participation Trust and its investors have no recourse to International's other assets in the event that CanWest defaults on its debentures. Under the terms of the Participation Trust, the interest payments received by International in respect of the underlying CanWest debentures will be paid to the Participation Trust. However, after May 15, 2003, International may be required to deliver to the Participation Trust, CanWest debentures with a face value equivalent to US$490.5 million. Given that the CanWest debentures are denominated in Canadian dollars, International entered into a forward foreign exchange contract to mitigate part of its currency exposure. The foreign currency contract requires International to sell $666.6 million on May 15, 2003 at a forward rate of 0.6423. International's mark-to-market gain on the forward contract and the foreign exchange loss on the residual obligation have resulted in a net foreign currency loss at December 31, 2001 of $691,000. In addition, in accordance with the terms of the participation agreement, International cannot transfer to an unaffiliated third party, until at least November 4, 2005, the equivalent of US$50.0 million ($79.6 million at December 31, 2001) principal amount of CanWest debentures.

On February 17, 2000, Interactive Investor International, in which International owned 51.7 million shares or a 47.0% equity interest, had its initial public offering ("IPO"), issuing 52 million shares and raising £78.0 million ($181.0 million). The IPO reduced International's equity ownership interest to 33% and resulted in the recognition of a dilution gain of $25.8 million. Subsequently, International sold five million shares of its holding, reducing its equity interest to 28.5%, and resulting in a pre-tax gain of $2.4 million. The balance of the investment was sold in 2001 resulting in an additional pre-tax gain in 2001 of $14.7 million.

--0034

On November 16, 2000, International and its affiliates, Southam Inc. ("Southam") and Hollinger L.P. ("Hollinger Group") completed the sale of most of its Canadian newspapers and related assets to CanWest. Included in the sale were the following assets of the Hollinger Group:

> a 50% interest in the National Post Company, with International continuing as managing partner;

> the metropolitan and a large number of community newspapers in Canada (including the *Ottawa Citizen*, *The Vancouver Sun*, *The Province* (Vancouver), the *Calgary Herald*, the *Edmonton Journal*, *The Gazette* (Montreal), *The Windsor Star*, the *Regina Leader Post*, the *Star Phoenix* and the *Times-Colonist* (Victoria)); and

> the operating Canadian Internet properties, including canada.com.

The sale resulted in the Hollinger Group receiving approximately $1.7 billion cash, approximately $425 million in voting and non-voting shares of CanWest at fair value (representing an approximate 15.6% equity interest and 5.7% voting interest) and subordinated non-convertible debentures of a holding company in the CanWest group at fair value of approximately $697 million. The aggregate sale price of these properties at fair value was approximately $2.8 billion, plus closing adjustments for working capital at August 31, 2000 and cash flow and interest for the period September 1 to November 16, 2000 which in total approximated an additional $63 million at December 31, 2000. The cash proceeds from this sale were primarily used to pay down outstanding debt on International's Bank Credit Facility.

During 2000, International sold most of its remaining U.S. community newspaper properties including 11 paid dailies, three paid non-dailies and 31 free distribution publications for total proceeds of approximately US$215.0 million. Pre-tax gains totalling $75.1 million were recognized on these sales.

In December 2000, International acquired four paid daily newspapers, one paid non-daily and 12 free distribution publications in the Chicago suburbs, for total consideration of US$111.0 million.

In November 2000, Southam converted a promissory note in Hollinger L.P. in the principal amount of $225.8 million into 22,575,324 limited partnership units of Hollinger L.P., thereby increasing its interest in Hollinger L.P. to 87.0%.

In June 2000, the Company and International exercised their option to pay cash on the mandatory exchange of the Hollinger Canadian Publishing Holdings Inc. ("HCPH") Special shares. Each Special share was exchanged for cash of US$8.88 resulting in a payment to Special shareholders of US$95.0 million. The Company was responsible for US$36.8 million of this amount.

The Company's Series III preference shares pay quarterly dividends of 17.5¢ per share (for an aggregate cumulative dividend of 7% annually) and must be redeemed on April 30, 2004 for a cash payment of $10.00 per share plus any accrued and unpaid dividends to that date. The holders of these shares may retract them at any time and the retraction price fluctuates until April 30, 2003 by reference to two benchmark Government of Canada bonds having a comparable yield and term to the shares, and during the year ending April 30, 2004 the retraction price will be $9.50 per share. During 2000, 315,000 Series III preference shares were retracted for cash of $2.7 million.

The Company's Series II preference shares are exchangeable non-voting preference shares issued at $10.00 per share. In 1999, each Series II preference share became exchangeable into 0.46 of an International Class A common share. Each Series II preference share entitles the holder to a dividend equal to the amount of any dividend on 0.46 of a Class A common share of International (less any U.S. withholding tax thereon payable by the Company or its subsidiaries). During 2001, 2,713,503 (2000, 6,950,252) Series II preference shares were retracted in exchange for either International Class A common shares or the cash equivalent thereof.

During 2001, 20,015 retractable common shares were retracted for cash of $273,000 and 4,285,535 retractable common shares were retracted in exchange for 2,570,002 International Class A common shares. During 2000, 47,128 retractable common shares were retracted for cash of $700,000 and 774,800 retractable common shares were retracted in exchange for 554,927 International Class A common shares.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2001, the Company adopted, retroactively with restatement, the recommendations of The Canadian Institute of Chartered Accountants ("CICA") Section 3500 with respect to earnings per share. Under the revised standard, the treasury stock method is used instead of the imputed earnings approach for determining the dilutive effect of options, issued warrants or other similar instruments. The change in the method of calculation of earnings per share did not impact the previously reported basic earnings per share for 2000. Diluted earnings per share for 2000 were increased from $4.48 per share to $5.05 per share.

The CICA mandated a change to the method of accounting for income taxes that brought it more in line with reporting in the U.S. The change was required to be adopted retroactively effective January 1, 2000 and the Company chose to do so without restating prior years' financial statements. The change required the Company to provide income taxes on the excess of book value of intangible assets other than goodwill over the tax value of those assets (book/tax difference). Over the years, the Company has recorded significant amounts as circulation when businesses were purchased that has not resulted in amortizable tax cost.

The adjustment made effective January 1, 2000 increased future income tax liabilities by $516,113,000 and reduced minority interest by $225,109,000 with the net amount being recorded as an increase in deficit in the amount of $291,004,000. The recording of these amounts does not mean that the taxes will actually be paid nor does it reflect the timing of any such payments.

This change in method of accounting for income taxes could have an effect on future reported income. The most significant effects are: that the future tax liability will be adjusted at each reporting period to reflect any change in tax rates; and, the tax liability will be drawn down as the book/tax difference is amortized. The former will have the effect of decreasing income when tax rates rise and increasing income when tax rates decline. With tax rates declining in the countries where we operate, it could result in higher reported net income in the future. The second effect is to reduce tax expense and therefore to increase income as the book/tax difference is amortized or otherwise written off. Since the majority of the January 1, 2000 adjustment related to Canadian assets, a portion of it has already been reflected in the tax expense provided against the gain on the sale of Canadian assets to CanWest.

RECENT ACCOUNTING PRONOUNCEMENTS

Business Combinations and Goodwill and Other Intangibles

In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("Section 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062"). Section 1581 requires that the purchase method of accounting be used for all business combinations. Section 1581 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. Section 3062 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually by comparing carrying value to the respective fair value in accordance with the provisions of Section 3062. Section 3062 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying value.

The Company adopted the provisions of Section 1581 as of July 1, 2001, and Section 3062 is effective January 1, 2002. Upon adoption of Section 3062, the Company will be required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in Section 1581. The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by March 31, 2002. If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Section 3062 by March 31, 2002. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. Any impairment loss will be measured as of the date of adoption and recognized as an adjustment to opening retained earnings at January 1, 2002.

In connection with Section 3062's transitional goodwill impairment evaluation, Section 3062 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and identifiable intangible assets, to those reporting units as of January 1, 2002. The Company will then have until June 30, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. The second step is required to be completed no later than December 31, 2002. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of January 1, 2002. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with Section 1581. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Any transitional impairment loss will be recognized as an adjustment to opening retained earnings at January 1, 2002.

Because of the extensive effort needed to comply with adopting Section 3062, it is not practicable to reasonably estimate the impact of adopting Section 3062 on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be recognized as a cumulative effect of a change in accounting principles. Any such amounts will be charged to opening retained earnings as at January 1, 2002.

Foreign Currency and Hedging

In November 2001, the CICA amended Handbook Section 1650, "Foreign Currency Translation" ("Section 1650") and issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13"). The revision to Section 1650 will eliminate the deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences will be charged directly to income. Section 1650 is effective as of January 1, 2002 and the Company has not yet determined the impact of adopting this new standard.

AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2003. On January 1, 2003 the Company will re-assess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company is in the process of formally documenting all hedging relationships and has not yet determined whether any of their current hedging relationships will not meet the new hedging criteria.

Stock-based Compensation and Other Stock-based Payments

In December 2001, Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" ("Section 3870") was issued. Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments.

Section 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 must be applied to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. Section 3870 will require the fair value based method to account for options granted to employees of Ravelston Corporation Limited, the parent company, on or after January 1, 2002. Such fair value determined will be required to be recorded as a dividend in kind in the Company's financial statements with no resulting impact on the Company's net earnings. However, the new standard permits the Company to continue its existing accounting policy of not recording compensation cost on the grant of stock options to employees of the Company. Consideration paid by employees on the exercise of stock options is recorded as share capital, at the time the options are exercised.

Section 3870, however, does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

Section 3870 will be applied prospectively to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or are awards to employees of Ravelston or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002.

MARKET VALUE FINANCIAL INFORMATION

As a result of steps taken during 1997 and 1998, all of the shares of the Company, except for the Series III preference shares, are exchangeable or retractable for International Class A common shares (or equivalent value if the Company exercises its option to redeem for cash). The Company is what is often referred to as an "Open-End Investment Corporation". The custom for such companies is to report on a market value basis rather than on a consolidated basis. However it is unusual for such a company to have control of its investees other than on a temporary basis and consolidation is not ordinarily an alternative for these companies. Because management believes that most of its shareholders, creditors, other stakeholders and analysts prefer to analyze the Company on a de-consolidated, market value basis, we provide financial information on that basis in addition to the usual Consolidated Financial Statements. This information appears on page 58. The net asset value reflected in the market value information may differ significantly from the quoted retraction price of the Company's retractable common shares. For purposes of the retraction price, in addition to investments, assets other than investments are valued based on management's estimate of fair value, but only investments are marked-to-market on the market value balance sheet.

The market value information has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") as it applies to mutual funds and other non-consolidating open-end investment corporations. For emphasis it has been disclosed separately in this annual report, apart from the other Notes to Consolidated Financial Statements, but it does constitute a supplementary note to the Consolidated Financial Statements and, as such, is covered by the audit opinion expressed on the Consolidated Financial Statements as a whole.

On the market value basis of accounting, the earnings and assets and liabilities of subsidiaries are not included and intercompany items such as dividends received from a subsidiary are included. In addition, gains that are recorded in the Consolidated Financial Statements, such as on the sale of International shares in 2001 and 2000, are not included in income but are taken directly into retained earnings.

The net unrealized appreciation/decline in investments component of shareholders' equity includes the unrealized appreciation/decline on the Company's investments including the investment in International.

At December 31, 2000, the unrealized appreciation in the investment in International was partially offset by the unrealized loss on other investments. As a result of the decline in the International stock price from December 31, 2000 at US$15.875 per share to December 31, 2001 at US$11.70 per share and the sale of International shares during 2001, the unrealized gain on the investment in International at December 31, 2001 was more than offset by the unrealized loss on other investments.

The sale of International shares during 2001 resulted in the realization of a portion of the previously unrealized gain with the resulting gain of $177.8 million being included in retained earnings.

CONSOLIDATED FINANCIAL INFORMATION

Circulation

For all of our newspaper properties, readership loyalty is our most important asset. Most of our daily newspapers operate with limited competition or are clearly dominant in their fields. Internal records and external studies and surveys have indicated that, for our type of quality daily publication, most habitual readers will remain with us for as long as they live in the area serviced by the newspaper. In the case of many of our newspapers, in fact, when a subscriber moves or dies, the continuing or new occupant of the residence is likely to become a subscriber.

Because of the importance of this asset to us, we endeavour to ensure that it is protected through constant editorial and production improvement and that the natural decline of the asset through emigration and death is offset by gaining new readers.

The Company's policy is to ascribe a value to circulation for each business acquired and to capitalize as circulation some of the costs incurred to attract new readers to its publications (betterments). During 2001, purchased circulation related to acquisitions amounted to $nil million compared to $78.8 million in 2000. The cost of betterments capitalized in 2001 amounted to $3.9 million (2000, $37.7 million) and amortization of circulation, including purchased circulation, amounted to $59.4 million (2000, $84.4 million). The effect of this was to reduce income by $16.7 million (2000, $16.9 million) after a recovery deferred taxes of $16.5 million (2000, $11.1 million) and minority interest income of $22.3 million (2000, 18.7 million) and to increase reported cash flow provided by operations by $3.9 million (2000, $37.7 million). Of the cost of betterments capitalized, $2.9 million (2000, $25.4 million) were incurred in the U.K. and $1.0 million in the United States (2000, $12.3 million). Amortization of circulation amounted to $25.6 million in the U.K. (2000, $25.4 million), $26.1 million in the United States (2000, $24.3 million) and $7.7 million elsewhere (2000, $34.7 million). The net impact of capitalizing betterments, including amortization of previously capitalized betterments amounted to a net loss of $4.9 million in 2001 compared with net income of $5.6 million in 2000. The Company believes that as a result of new accounting standards for intangible assets which are effective January 1, 2002, it will no longer be appropriate to capitalize betterments.

RISKS

The Company, through its subsidiaries, continues to concentrate on newspapers and related businesses. As a result, the Company could be subject to greater risks (and benefits) than companies that are more diversified. However, management has demonstrated its ability to identify, purchase and revitalize underachieving newspaper properties.

Management holds the view that newspapers will continue to be an important business segment. Alternate forms of information delivery continue to be actively explored throughout the world and the management of the Company is closely monitoring the situation to ensure that we take advantage of technology changes as they occur. It is our view that our franchises are very strong and will continue to be viable revenue generators whether or not the product continues to be delivered predominately on paper or electronically. Among educated and affluent people, management believes that strong newspaper readership will continue. To the extent that our readers seek alternate means of delivery to newsprint, as we have already demonstrated with our online leadership, we will provide it. If advertisers demand electronic media, we will provide that also.

Newsprint prices continued to fluctuate throughout 2001 and newsprint costs on a consolidated basis amounted to $316 million or 18% of cost of sales ($452 million or 17% of cost of sales in 2000). Most of the decrease in newsprint costs resulted from the sales of properties. Management believes newsprint prices may vary widely from time to time and could continue to show significant price variations in the future. During the first half of 2001, newsprint prices in North America were at their highest price per tonne since 1994 and 1995. However, the recessional climate in 2001 caused a significant decline in industry consumption and this, coupled with an abundant supply of competitively priced newsprint, resulted in a downward trend in prices during the second half of 2001. This downward trend has continued into the early part of 2002 and there are indications that prices will stabilize at their current levels. In the United Kingdom, newsprint prices payable by the Company in 2002, which are subject to longer-term contracts, will be less than the average prices paid in 2001. Operating divisions take steps to ensure that they have a sufficient supply of newsprint and have mitigated the risk of increased costs by adjusting pagination and page sizes and printing and distributing practices. For the Company and its subsidiaries, total newsprint usage in

2001, for operations still owned at December 31, 2001, was about 314,000 tonnes per annum. At those levels of usage and ownership levels at December 31, 2001, a change in the price of newsprint of US$50 per tonne would increase or decrease net income by about $5.5 million.

Total labour costs were $658 million in 2001 compared to $1,073 million in 2000. This represented 38% of cost of sales in 2001, down from 41% in 2000. The decrease is mainly due to sales of properties. Buoyant economies create an upward pressure on salaries, but with inflation continuing to be under control in most of the countries in which we operate, upward pressure on labour costs is manageable.

The majority of the Company's operating divisions are outside Canada. As a result, the Company is vulnerable to changes in the value of the Canadian dollar. Increases in the value of the Canadian dollar can reduce the value of our foreign properties and declines can increase these values. In 2001 the Company's operating loss (sales revenue less cost of sales and expenses and depreciation and amortization) was $52.8 million in total. The U.K. Newspaper Group contributed $33.9 million of operating income, the United States operations contributed $4.5 million while the operating loss in Canada totalled $91.1 million. Details of the actual foreign exchange rates used to translate Hollinger's foreign operations are set out in the Ten-Year Review. Based on 2001 results and on ownership and debt levels at December 31, 2001, a $0.05 change in the important foreign currencies would have the following effect on the Company's reported net income:

Currency	Actual 2001 Average Rate	Net Income Effect
United Kingdom	$ 2.23 / £	$ 318,000
United States	$ 1.55 / US$	$ 930,000

The effects of changes in foreign exchange rates will also be affected by many other factors including earnings levels and amounts of borrowings in various currencies.

In 2001, International sold Participations in $756.8 million principal amount of CanWest debentures to a special purpose trust ("Participation Trust"). In respect of these debentures, International will eventually be required to deliver to the Participation Trust US$490.5 million which equates to a fixed rate of exchange of 0.6482 United States dollars to each Canadian dollar. Given that the CanWest debentures are denominated in Canadian dollars, International entered into a forward foreign exchange contract to mitigate part of the currency exposure. The foreign currency contract requires International to sell $666.6 million on May 15, 2003 at a forward rate of 0.6423. A $0.05 change in the U.S. dollar to Canadian dollar exchange rate applied to the unhedged portion of the obligation in the amount of $90.2 million at December 31, 2001 would result in a US$4.5 ($7.2) million change in the amount available for delivery to the Participation Trust.

In March 2002, International sold $199 million of its foreign currency contract at a time when the exchange rate was 0.6308. International has entered into another $50 million foreign currency contract at the exchange rate of 0.6338 to replace part of the contract sold.

CAPITAL RESOURCES AND NEEDS

Additions to capital assets (other than through purchases of businesses) amounted to $95 million (2000, $150 million). The following is a summary of the major capital expenditures during the past two years:

(in millions of dollars)	2001	2000
Chicago Sun-Times Plant	6	38
Montreal Presses	—	26
National Post	—	4
Betterments	4	38
Printing joint venture – new presshall and mailroom	20	—
Airplane (replacement of an older airplane that was sold in 2002)	18	—
Other capital additions and ordinary capital expenditures	47	44
	$ 95	$ 150

It is management's view that capital resources are sufficient to accommodate future anticipated capital needs.

FINANCIAL CONDITION AND CASH FLOWS

Since most of the assets and earnings of the Company are under the International umbrella, the financial condition of that group, especially on an operating basis, is of prime importance to the Company. This financial condition is described and discussed at length below in the Hollinger International Inc. Management's Discussion and Analysis ("M.D.&A.") under the heading of Liquidity and Capital Resources. For the Company itself, its financial condition is best analyzed from the unconsolidated market value information. With the exception of Bank Indebtedness of $129.5 million, Other Liabilities of $106.9 million and the Series III preference shares of $101.5 million, the Company has the right to settle its obligations by the delivery of International Class A common shares. While the Company does not necessarily expect or intend for this to occur, this ability ensures that, based on market values at the year end and currently in effect, it will have no problems meeting its obligations as they come due.

As outlined below in the extract from the International M.D.&A., that company's subsidiary, Hollinger International Publishing Inc. ("Publishing") did not meet a financial test in the Senior and Senior Subordinated Notes Trust Indenture. Unless and until this test is met, Publishing will be unable to pay dividends or other distributions to International. This could limit International's ability to pay dividends in the future and that, in turn, could limit the Company's ability (and in the case of the Series II preference shares, the requirement) to pay dividends on its shares.

As at December 31, 2001, the Company was in default of certain requirements under its bank lending agreements. Since the bank debt is a current liability in any case, this does not affect the reporting for the Company. Since late 2001, negotiations have been under way between the Company and its bankers to enter into a new credit arrangement. Management of the Company believes that satisfactory new agreements will be made.

Working Capital

Working capital consists of current assets less current liabilities. At December 31, 2001, working capital, excluding the current portion of long-term debt, was $140.2 million compared to a deficiency of $638.4 million at December 31, 2000. Current assets were $1,203.5 million at December 31, 2001 and $728.7 million at December 31, 2000. Current liabilities, excluding debt obligations, but including short-term bank indebtedness, were $1,063.3 million at December 31, 2001, compared with $1,367.1 million at December 31, 2000. This increase in working capital results primarily from an increase in cash and cash equivalents due to the 2001 sales of Canadian newspaper properties and CanWest investments, a reduction in current income taxes payable and from the repayment of the Company's current bank indebtedness of $142.0 million with the proceeds from the sale of International Class A common shares.

Debt

Bank indebtedness and long-term debt, including the current portion, has decreased to $1.5 billion at December 31, 2001 from $1.6 billion in 2000. This decrease primarily results from the repayment of debt with proceeds from the Osprey sales and sale of International shares. Other than the $129.5 million borrowing under the Company's revolving credit facility, the consolidated borrowings at December 31, 2001 were all at fixed interest rates.

Cash Flows

Cash flows used by operating activities were $334.9 million in 2001, compared with cash flows provided by operating activities of $28.9 million in 2000. The cash flows used in operating activities in 2001 primarily resulted from the sales of Canadian Newspaper Group properties and Community Group properties, lower operating results at the Company's remaining operations and the non-cash interest income received on CanWest debentures.

Cash flows provided by investing activities were $1,132.5 million in 2001 compared with $1,705.5 million in 2000. The cash flows provided by investing activities in 2001 resulted primarily from the sales of Canadian newspaper properties and the sale of CanWest investments, offset in part, by capital expenditures and additions to investments. Cash flows provided by investing activities in 2000 principally reflect the proceeds on disposal of investments and the proceeds on disposal of newspaper properties at the Community Group and to CanWest, offset in part, by the acquisition cost of newspapers in the Chicago suburbs, by capital expenditures on fixed assets and by additions to investments.

Cash flows used in financing activities were $239.5 million in 2001 compared with $1,568.1 million in 2000. The cash flows used in financing activities in 2001 included cash dividends paid of $20.2 million, distributions to minority interests in Hollinger L.P. and International of $126.5 million and the repurchase by International of 3.6 million of its own Class A common shares for US$50.0 million. Cash flows used in financing activities in 2000 primarily reflect the repayment of debt, the redemption of HCPH Special shares and dividend payments.

Based on current economic conditions, the Company expects cash flows from existing operations to improve as a result of cost reductions that have been implemented and declining newsprint prices. Full recovery of earnings levels would require a significant improvement in advertising activity and it is impossible to forecast when and to what extent, such a recovery will occur. Management believes that the cash flow provided by operating subsidiaries, under current economic conditions, will be sufficient to meet future cash requirements including capital expenditures. However, there is no assurance that any excess cash flow could be distributed by Publishing and its subsidiaries to International. As at March 5, 2002, International has sufficient cash on hand to meet its current anticipated obligations. In addition, the Company has the ability to meet its current anticipated obligations.

DERIVATIVE INSTRUMENTS

The Company may enter into various swap, option and forward contracts from time to time when management believes conditions warrant. Management does intend, however, that such contracts will be limited to those that relate to the Company's actual exposure to commodity prices, interest rates and foreign currency risks. If, in management's view, the conditions that made such arrangements worthwhile no longer exist, the contracts may be closed. At the end of 2001, the group had no material contracts or arrangements of these types other than the forward exchange contract related to the Participation Trust as described above.

As in the past, members of the group will, from time to time, borrow in various currencies and switch obligations between currencies. The currencies involved are limited to the home currency for the borrower or the currencies of our investments. Unless such currency exposure is identified as speculative at the time it is entered into or unless the obligation exceeds the amount invested in foreign investments, gains or losses that result from currency fluctuations are included in the equity adjustment from foreign currency translation account and will be taken into income as the related investment is realized by way of share sale or issue.

A further discussion of the Company's derivative instruments can be found in note 23 to the Company's consolidated financial statements.

THE FUTURE

Statements contained in this section express management's view at the time of writing but because they are forward-looking they involve many risks and uncertainties. Such statements are subject to many important factors that are beyond the control of management, cannot be predicted with any accuracy and could affect the Company's plans, decisions and results. Some of these matters have been discussed above or are discussed below in the International M.D.&A. but they are included here for the convenience of the reader.

Newsprint

Management of the Company believes that newsprint prices may vary widely from time to time and could continue to show significant price variations in the future. During the first half of 2001, newsprint prices in North America were at their highest price per tonne since 1994 and 1995. However, the recessional climate in 2001 caused a significant decline in industry consumption and this, coupled with an abundant supply of competitively priced newsprint, resulted in a downward trend in prices during the second half of 2001. This downward trend has continued into the early part of 2002 and there are indications that prices will stabilize at their current levels. In the United Kingdom, newsprint prices payable by the Company in 2002, which are subject to longer-term contracts, will be less than the average prices paid in 2001. Operating divisions take steps to ensure that they have sufficient supplies of newsprint and have mitigated cost increases by adjusting pagination and page sizes and printing and distributing practices.

Market Conditions

During 2000, most of our advertising markets continued to strengthen. The economies in all our important markets were reasonably strong and most of the governments continued to show fiscal restraint. Toward the end of 2000 and during 2001 weakness was seen in many of our advertising markets. It is impossible to forecast when and to what extent a recovery in advertising activity will occur. Obviously a decline in demand for advertising has a negative effect on revenue and income. The effect of a long-term downturn or slow growth period, however, could be alleviated in part by softening in the demand for newsprint and *provides opportunities for streamlining operations that are not available during high growth periods.*

Acquisitions and Disposals

International continues to examine suitable acquisition candidates, but no significant acquisitions are planned or expected in the near term. Acquisitions sometimes have the effect of decreasing earnings but usually generate positive cash flow after a very short period of ownership. The Company will continue to consider selling portions of its assets if, in management's view, the net proceeds are sufficient to make the sales beneficial. It is expected that the remaining operations of the Canadian Newspaper Group will be sold during 2002. Proceeds of such sales may be used to purchase new properties, repay debt, repurchase shares or a combination of these.

QUARTERLY RESULTS

	2001 – Quarter Ended				2000 – Quarter Ended			
(millions of dollars except per share amounts)	Mar 31	June 30	Sept 30	Dec 31	Mar 31	June 30	Sept 30	Dec 31
Total revenues	547.7	514.8	448.4	408.4	811.9	863.6	781.1	729.8
Net earnings (loss)	8.6	(8.9)	(48.8)	(82.8)	13.0	(0.3)	(9.3)	186.0
Earnings (loss) per common share								
Basic – Net earnings (loss)	$ 0.24	$ (0.26)	$ (1.51)	$ (2.58)	$ 0.35	$ (0.01)	$ (0.25)	$ 5.07
Diluted – Net earnings (loss)	$ 0.23	$ (0.27)	$ (1.53)	$ (2.62)	$ 0.32	$ (0.02)	$ (0.25)	$ 4.98

Reported earnings for the quarter compared to last year have been affected by several major items.

The decline in sales revenue and EBITDA is largely a result of the sales of Canadian newspaper properties in both 2000 and 2001 and the sale of U.S. Community Group properties in 2000, but is also due to lower operating results at the Chicago Group (excluding the impact of the acquisition of Copley Group), the U.K. Newspaper Group and the remaining Canadian properties.

Investment and other income amounted to $0.4 million in the fourth quarter of 2001 compared with $19.8 million in 2000, a decrease of $19.4 million. This decrease primarily results from the sale of CanWest shares and debentures in August and November 2001.

Interest expense for the fourth quarter of 2001 was $40.9 million compared with $62.1 million in 2000, a reduction of $21.2 million. This reduction mainly results from significantly lower debt levels in 2001 compared with 2000 as International's Bank Credit Facility, which totalled approximately US$972.0 million, was repaid in November 2000 with part of the cash proceeds from the sale of properties to CanWest. The Company also reduced its bank indebtedness by $142.0 million in September 2001 with the proceeds from the sale to International for cancellation of 7.1 million of its Class A common shares.

Unusual items in the fourth quarter of 2001 amounted to a loss of $198.4 million compared with a gain of $645.8 million in 2000. Unusual items in the fourth quarter of 2001 included gains and losses on sales of certain Canadian properties, a gain on the dilution of the investment in International, gains and losses on sales of investments, the write-off of investments, a one-time expense related to pension and post retirement plan liability adjustment in respect of retired former Southam employees and a decrease in a pension valuation allowance. Unusual items in the fourth quarter 2000 primarily included gains on the sale of Canadian newspaper assets to CanWest and on the sales of community newspapers by International, additional start up costs related to the new Chicago printing facility and the write-off of investments.

RESULTS OF OPERATIONS

For the discussion of the Company's results of operations, see the following excerpt from the International M.D.&A.

HOLLINGER INTERNATIONAL INC.

Because virtually all of the shares of the Company are retractable for shares of International and because substantially all of the value of the Company is derived from its investment in International, the following has been reproduced from International's M.D.&A. for its December 31, 2001 year end. This has been prepared based on United States disclosure requirements. The financial statements to which it refers are prepared in accordance with U.S. GAAP which differs from Canadian GAAP. The excerpts from the International M.D.&A. have been modified herein only to make changes necessary for inclusion in this report.

In this following portion of the M.D.&A., all monetary amounts are expressed in U.S. dollars unless otherwise stated.

OVERVIEW

International's business is concentrated in the publication of newspapers in the United States, Canada, United Kingdom, and Israel. Revenues are derived principally from advertising, paid circulation and, to a lesser extent, job printing.

Of International's total operating revenues in 2001, approximately 39% were attributable to the Chicago Group, 2% to the Community Group, 42% to the U.K. Newspaper Group, and 17% to the Canadian Newspaper Group. International's Chicago Group is comprised of the *Chicago Sun-Times* and other daily and weekly newspapers in the greater Chicago metropolitan area. International's Community Group included *The Jerusalem Post* and one United States community newspaper, until it was sold in August 2001. International's U.K. Newspaper Group consists of the operations of The Telegraph, its subsidiaries and joint ventures. The Canadian Newspaper Group consists of the operations of HCPH Co. and International's 87% investment in Hollinger L.P.

During 2001, International sold most of its remaining Canadian newspapers and its 50% interest in the National Post, its approximate 15.6% equity interest in CanWest and its last remaining United States community newspaper. In addition, International sold participation interests in most of the debentures received from CanWest in 2000 as part of the proceeds on the sale of Canadian newspaper properties.

Over the past few years, International has developed a comprehensive Internet strategy. Internet activities fall into three main areas: (1) websites related to the various print publications, which are 100% owned and reported within the traditional newspaper segments; (2) joint ventures between International's print publications and unrelated outsiders, where each adds value and over which International has a certain amount of control; and (3) minority venture capital investments in unrelated third parties. The print-related and joint venture strategies represent an opportunity to fortify the newspapers in their local markets by providing them with the necessary tools to offer a complete suite of online and print options for their clients. International has remained competitive by building significant websites at all its major divisions. During 2001, International substantially reduced its activity in making new minority investments in unrelated third party Internet and technology companies.

The Consolidated Financial Statements include the accounts of International and its majority-owned subsidiaries and other controlled entities. International's interest in Hollinger L.P. was 87.0% and 87.0% at December 31, 2001 and 2000, respectively. International's interest in National Post was 50.0% at December 31, 2000. All significant intercompany balances and transactions have been eliminated on consolidation.

The preparation of consolidated financial statements requires International to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, International evaluates its estimates, including those related to bad debts, investments, intangible assets, income taxes, restructuring, pensions and other post-retirement benefits, and contingencies and litigation. International bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

International believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

International maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of International's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

International holds minority interests in both publicly traded and not publicly traded Internet-related companies. Some of the publicly traded companies have highly volatile share prices. International records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments may not be reflected in an investment's current carrying value, thereby requiring an impairment charge in the future.

International has significant intangible assets recorded in its accounts. Certain of International's newspapers operate in highly competitive markets. International has estimated the useful lives of its goodwill and identifiable intangible assets for these newspapers and its other newspapers, based on industry trends and existing competitive pressures. Future adverse changes in long-term readership patterns in its newspapers could result in a material impairment of its intangible assets in the future.

SIGNIFICANT TRANSACTIONS

In January 2001, Hollinger L.P. completed the sale of UniMédia Company to Gesca Limited, a subsidiary of Power Corporation of Canada. The publications sold represented the French language newspapers of Hollinger L.P. including three paid circulation dailies and 15 weeklies published in Quebec and Ontario. A pre-tax gain of approximately $47.5 million was recognized on this sale.

On June 1, 2001, International converted all the Series C Preferred Stock at the conversion ratio of 8.503 shares of Class A Common Stock per share of Series C Preferred Stock into 7,052,464 shares of Class A Common Stock. The Series C Preferred Stock was held by the Company. On September 5, 2001, International purchased for cancellation, from the Company, the 7,052,464 shares of Class A Common Stock for a total cost of $92.2 million.

In two separate transactions in July and November 2001, International and Hollinger L.P. completed the sale of most of its remaining Canadian newspapers to Osprey Media Group Inc. ("Osprey") for total sale proceeds of approximately Cdn. $255.0 million ($166.0 million) plus closing adjustments primarily for working capital. Included in these sales were community newspapers in Ontario such as *The Kingston Whig-Standard*, *The Sault Star*, the *Peterborough Examiner*, the *Chatham Daily News* and *The Observer* (Sarnia). Pre-tax gains of approximately $0.8 million were recognized on these sales.

In August 2001, International entered into an agreement to sell to CanWest its 50% interest in the National Post. In accordance with the agreement, International's representatives resigned from their executive positions at the National Post effective September 1, 2001. Accordingly, from September 1, 2001, International had no influence over the operations of the National Post and International no longer consolidates or records on an equity basis its share of earnings or losses. The results of operations of the National Post are included in the consolidated results to August 31, 2001. A pre-tax loss of approximately $78.2 million was recognized on the sale.

In August and December 2001, International sold participation interests ("Participations") in Cdn. $540.0 million ($350.0 million) and Cdn. $216.8 million ($140.5 million) principal amounts of CanWest debentures to a special purpose trust ("Participation Trust"). Units of the Participation Trust were sold by the Participation Trust to arm's length third parties. These transactions resulted in net proceeds to International of $401.2 million and have been accounted for as sales in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The net loss on these transactions, including realized holding losses on the underlying debentures, amounted to $62.1 million and has been recognized in other income.

International had arrangements with four banks pursuant to which the banks had purchased shares of International's Class A Common Stock and International had the option to buy the shares from the banks at the same cost or have the banks resell those shares in the open market. In August 2001, International purchased for cancellation from one of the banks 3,602,305 shares of Class A Common Stock for $50.0 million or $13.88 per share. The market value of these shares on the date of purchase was $47.0 million or $13.05 per share. In November 2001, one of the banks sold in the open market 3,556,513 shares of Class A Common Stock for $34.2 million or an average price of $9.62 per share. This resulted in a loss by the bank of $15.8 million which, in accordance with the arrangement, was paid in cash by International. The losses relating to these transactions have been included in income during the year.

On September 27, 2001, International redeemed 40,920 shares of Series E Preferred Stock at the redemption price of Cdn. $146.63 per share for a total cash payment of $3.8 million. The Series E shares were held by the Company.

On November 28, 2001, International sold 2,700,000 multiple voting preferred shares and 27,000,000 non-voting shares in CanWest for total cash proceeds of approximately Cdn. $271.3 million ($172.4 million). The sale resulted in a realized pre-tax loss of $99.2 million which is included in income.

In January 2000, 706,469 shares of International's Preferred Redeemable Increased Dividend Equity Securities ("PRIDES"), the last remaining PRIDES not held by related parties, were converted into 596,189 shares of Class A Common Stock of International.

On February 17, 2000, Interactive Investor International ("III"), in which International owned 51.7 million shares or a 47.0% equity interest acquired at a cost of approximately $15.0 million, had its initial public offering ("IPO"), issuing 52 million shares and raising £78.0 million ($125.8 million). The IPO reduced International's equity ownership interest to 33% and resulted in the recognition of a dilution gain of $17.0 million. Subsequently, International sold five million shares of its holding, reducing its equity interest to 28.5%, and resulting in a pre-tax gain of $1.6 million. In 2001, the remaining interest in III was sold for cash proceeds of $21.4 million and the sale resulted in a pre-tax gain of $14.2 million.

On November 16, 2000, International and its affiliates, Southam and Hollinger L.P. ("Hollinger Group") completed the sale of most of its Canadian newspapers and related assets to CanWest. Included in the sale were the following assets of the Hollinger Group:

> a 50% interest in National Post, with International continuing as managing partner;

> the metropolitan and a large number of community newspapers in Canada (including the *Ottawa Citizen*, *The Vancouver Sun*, *The Province* (Vancouver), the *Calgary Herald*, the *Edmonton Journal*, *The Gazette* (Montreal), *The Windsor Star*, the *Regina Leader Post*, the *Star Phoenix* and the *Times-Colonist* (Victoria)); and

> the operating Canadian Internet properties, including canada.com.

The sale resulted in the Hollinger Group receiving approximately Cdn. $1.7 billion ($1.1 billion) cash, approximately Cdn. $425 million ($277 million) in voting and non-voting shares of CanWest at fair value (representing an approximate 15.6% equity interest and 5.7% voting interest) and subordinated non-convertible debentures of a holding company in the CanWest group at fair value of approximately Cdn. $697 million ($456 million). The aggregate sale price of these properties at fair value was approximately Cdn. $2.8 billion ($1.8 billion), plus closing adjustments for working capital at August 31, 2000 and cash flow and interest for the period September 1 to November 16, 2000 which, in total, approximated an additional $40.7 million at December 31, 2000. $972 million of the cash proceeds from this sale were used to pay down International's Bank Credit Facility.

During 2000, International sold most of its remaining U.S. community newspaper properties including 11 paid dailies, three paid non-dailies and 31 free distribution publications for total proceeds of approximately $215.0 million. Pre-tax gains totaling $91.2 million were recognized on these sales.

In December 2000, International acquired four paid daily newspapers, one paid non-daily and 12 free distribution publications in the Chicago suburbs, for total consideration of $111.0 million.

In November 2000, Southam converted a promissory note from Hollinger L.P. in the principal amount of Cdn. $225.8 million ($147.9 million) into 22,575,324 limited partnership units of Hollinger L.P., thereby increasing its interest in Hollinger L.P. to 87.0%.

On April 30, 1999, Hollinger International Publishing Inc. ("Publishing"), HCPH, Telegraph, Southam, HIF Corp. ("HIF") and a group of financial institutions entered into a Fourth Amended and Restated Credit Facility ("Restated Credit Facility") for a total of $725.0 million consisting of a $475.0 million revolving credit line maturing on September 30, 2004 and a $250.0 million term loan maturing on December 31, 2004. This facility replaced the previous Bank Credit Facility. The loans under the Restated Credit Facility bore interest, at the option of the respective borrower, at a rate per annum tied to specified floating rates or a reserve adjusted Eurocurrency rate, in each case plus a specified margin based on leverage ratios. On June 4, 1999, the revolving credit line was increased by $50.0 million. On September 30, 1999, the Restated Credit Facility was increased to $875.0 million when the revolving credit line and the term loan were each increased by $50.0 million.

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As noted elsewhere, this facility was substantially repaid in November 2000 with the facility being reduced to $5.0 million. The Restated Credit Facility is secured by the collateralization of $5.0 million of International's positive cash which is included in prepaids and other current assets at December 31, 2001. At December 31, 2001 and 2000, no amounts were owing under the Restated Credit Facility.

The following tables set forth, for the periods indicated, certain items and related percentage relationships included in International's Consolidated Statements of Operations.

Years Ended December 31,	2001	2000	2001	2000
(in thousands of U.S. dollars except percentage amounts)				
Operating revenues:				
Chicago Group	$ 442,884	$ 401,417	38.6%	19.2%
Community Group	19,115	67,336	1.7	3.2
U.K. Newspaper Group	486,374	562,068	42.4	26.8
Canadian Newspaper Group	197,948	1,065,198	17.3	50.8
Total operating revenues	$ 1,146,321	$ 2,096,019	100.0%	100.0%
Operating income (loss):[4]				
Chicago Group	$ 9,759	$ 36,018	(48.8)%	15.6%
Community Group	(3,617)	3,456	18.1	1.5
U.K. Newspaper Group	30,913	89,542	(154.5)	38.7
Canadian Newspaper Group	(37,337)	116,766	186.6	50.5
Investment and Corporate Group	(19,723)	(14,566)	98.6	(6.3)
Total operating income (loss)	$ (20,005)	$ 231,216	100.0%	100.0%
EBITDA (loss):[2,4]				
Chicago Group	$ 47,647	$ 59,757	88.7%	16.9%
Community Group	(1,476)	9,647	(2.7)	2.7
U.K. Newspaper Group	50,747	106,659	94.5	30.1
Canadian Newspaper Group	(25,509)	190,542	(47.5)	53.8
Investment and Corporate Group	(17,686)	(12,755)	(33.0)	(3.5)
Total EBITDA	$ 53,723	$ 353,850	100.0%	100.0%
EBITDA Margin:[3]				
Chicago Group			10.8%	14.9%
Community Group			Neg.	14.3%
U.K. Newspaper Group			10.4%	19.0%
Canadian Newspaper Group			Neg.	17.9%
Investment and Corporate Group			N/A	N/A
Total EBITDA			4.7%	16.9%

Please see footnotes on following page.

Years Ended December 31,	2001	2000	2001	2000
(in thousands of U.S. dollars except percentage amounts)				
Chicago Group				
Operating revenues:				
Advertising	$ 338,521	$ 305,027	76.4%	76.0%
Circulation	92,716	80,261	20.9	20.0
Job printing and other	11,647	16,129	2.7	4.0
Total operating revenues	442,884	401,417	100.0	100.0
Operating costs [1,4]				
Newsprint	76,399	69,238	17.3	17.2
Compensation costs	178,672	150,874	40.3	37.6
Other operating costs	140,166	121,548	31.6	30.3
Depreciation	17,955	10,907	4.1	2.7
Amortization	19,933	12,832	4.5	3.2
Total operating costs	433,125	365,399	97.8	91.0
Operating income [1,4]	$ 9,759	$ 36,018	2.2%	9.0%
Community Group				
Operating revenues:				
Advertising	$ 5,806	$ 38,294	30.4%	56.9%
Circulation	7,751	19,168	40.5	28.4
Job printing and other	5,558	9,874	29.1	14.7
Total operating revenues	19,115	67,336	100.0	100.0
Operating costs [1,4]				
Newsprint	2,031	6,027	10.6	9.0
Compensation costs	9,817	24,934	51.4	37.0
Other operating costs	8,743	26,728	45.7	39.7
Depreciation	1,268	2,836	6.6	4.2
Amortization	873	3,355	4.6	5.0
Total operating costs	22,732	63,880	118.9	94.9
Operating income (loss) [1,4]	$ (3,617)	$ 3,456	(18.9)%	5.1%

1 Percentage relationships are expressed as a percentage of total operating revenue.

2 EBITDA represents earnings before interest expense, interest and dividend income, income taxes, depreciation and amortization, minority interest, equity in earnings or losses of affiliates, amortization of debt issue costs, foreign currency gains and losses, extraordinary items, other income (expense), net, infrequent items and stock-based compensation. EBITDA is not intended to represent an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of International's operating performance, or cash flows from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity.

3 EBITDA Margin represents EBITDA divided by related operating revenue.

4 Excludes infrequent items and stock-based compensation.

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Years Ended December 31,	2001	2000	2001	2000
(in thousands of U.S. dollars except percentage amounts)				
U.K. Newspaper Group				
Operating revenues:				
Advertising	$ 329,758	$ 388,283	67.8%	69.1%
Circulation	136,093	145,099	28.0	25.8
Job printing and other	20,523	28,686	4.2	5.1
Total operating revenues	486,374	562,068	100.0	100.0
Operating costs [1,4]				
Newsprint	93,225	91,836	19.2	16.3
Compensation costs	88,314	96,492	18.1	17.2
Other operating costs	254,088	267,081	52.2	47.5
Depreciation	10,728	7,532	2.2	1.3
Amortization	9,106	9,585	1.9	1.8
Total operating costs	455,461	472,526	93.6	84.1
Operating income [1,4]	$ 30,913	$ 89,542	6.4%	15.9%
Canadian Newspaper Group				
Operating revenues:				
Advertising	$ 130,377	$ 812,278	65.9%	76.3%
Circulation	41,761	202,522	21.1	19.0
Job printing and other	25,810	50,398	13.0	4.7
Total operating revenues	197,948	1,065,198	100.0	100.0
Operating costs [1,4]				
Newsprint	32,769	137,076	16.6	12.9
Compensation costs	81,392	385,977	41.1	36.2
Other operating costs	109,296	351,603	55.2	33.0
Depreciation	6,661	42,038	3.4	3.9
Amortization	5,167	31,738	2.6	3.0
Total operating costs	235,285	948,432	118.9	89.0
Operating income (loss) [1,4]	$ (37,337)	$ 116,766	(18.9)%	11.0%
Investment and Corporate Group				
Operating revenues:				
Advertising	$ —	$ —		
Circulation	—	—		
Job printing and other	—	—		
Total operating revenues	—	—		
Operating costs [4]				
Newsprint	—	—		
Compensation costs	4,142	4,074		
Other operating costs	13,544	8,681		
Depreciation	1,356	1,233		
Amortization	681	578		
Total operating costs	19,723	14,566		
Operating loss [4]	$ (19,723)	$ (14,566)		

Please see footnotes on previous page.

RESULTS OF OPERATIONS

2001 Compared with 2000

Net Earnings International had a net loss of $337.5 million or a loss of $3.42 per share in 2001 compared with net earnings of $117.1 million or earnings of $1.10 per share in 2000. The net loss in 2001 and the net earnings in 2000 included a large number of infrequent, unusual and non-recurring items. Excluding infrequent, unusual and non-recurring items, and the effect of changes in accounting in 2000 with respect to repriced options, the net loss for the year ended December 31, 2001 was $33.7 million or a loss of $0.33 per diluted share compared with net earnings of $52.7 million or earnings of $0.47 per diluted share in 2000. Infrequent items are disclosed separately in the Statements of Operations, and unusual and non-recurring items are primarily included in other income (expense), net.

Operating Income (Loss) Operating loss in 2001 was $40.4 million compared with income of $221.7 million in 2000, a decrease of $262.1 million. The decrease in operating income was primarily due to the sales of newspaper properties in the Canadian Newspaper Group in both 2000 and 2001 and in the Community Group in 2000. In addition, lower operating results across all International's remaining operations contributed to the decrease in operating income. In 2001, infrequent items included a one-time expense related to a pension and post-retirement plan liability adjustment of $12.4 million.

Operating Revenues Operating revenues were $1,146.3 million in 2001 compared with $2,096.0 million in 2000, a decrease of $949.7 million. The overall decrease in revenue is primarily due to the sale of Canadian newspaper properties in both 2000 and 2001 and the 2000 sale of Community newspaper properties. In addition, lower operating revenues at the U.K. Newspaper Group and the Chicago Group, on a same store basis, contributed to the decrease. The acquisition of Fox Valley Publications Inc. (formerly Copley Group) in December 2000 has, however, increased Chicago Group operating revenues in total.

Operating Expenses Total operating costs and expenses were $1,186.7 million in 2001 compared with $1,874.3 million in 2000, a decrease of $687.6 million. Newsprint expense was $204.4 million in 2001 compared with $304.2 million in 2000, a decrease of $99.8 million or 32.8%. The decrease was primarily due to lower consumption at the U.K. Newspaper Group and the Chicago Group and due to the sales of Canadian newspaper properties in both 2000 and 2001 and the sale of Community newspaper properties in 2000. Average newsprint prices at both the U.K. Newspaper Group and Chicago Group year over year were higher. Compensation costs decreased year over year by $294.9 million or 44.5%, and other operating costs decreased year over year by $254.9 million or 32.9%. These reductions are mainly due to the sales of properties. Depreciation in 2001 was $38.0 million compared with $64.5 million in 2000. Lower depreciation resulting from the sales of properties in both the Community Group and Canadian Newspaper Group was in part offset by increased depreciation at the Chicago Group related to the new printing facility and the Fox Valley Publication Inc. acquisition in December 2000. Amortization in 2001 was $35.8 million compared with $58.1 million in 2000. The decrease results from the sales of properties offset in part by amortization related to the December 2000 acquisition of Fox Valley Publications Inc. Infrequent items in 2001 amounted to $21.7 million compared with $8.0 million in 2000. Infrequent items in both years included duplicated costs resulting from operating two plants during start-up of the new plant in Chicago. In addition, infrequent items in 2001 included a one-time expense related to a pension and post-retirement plan liability adjustment of $12.4 million in respect of retired former Southam employees.

Interest Expense Interest expense was $78.6 million in 2001 compared with $142.7 million in 2000, a decrease of $64.1 million. This decrease results from the significantly lower debt levels during 2001 compared with 2000. In November 2000, International repaid $972.0 million of its Bank Credit Facility with the proceeds from the sale of properties to CanWest.

Interest and Dividend Income Interest and dividend income in 2001 was $64.9 million compared with $18.5 million in 2000, an increase of $46.4 million. Interest and dividend income in 2001 included interest on the CanWest debentures until the sale of Participations in August and December, interest on the remaining CanWest debentures, dividends on CanWest shares and bank interest on the significant cash balance primarily accumulated from the proceeds of the sale in 2001 of Canadian newspaper properties and the sales of CanWest shares and debentures. In 2000, interest and dividend income on CanWest investments was received only for the period November 17 to December 31.

Foreign Currency Gains (Losses) Foreign currency losses in 2001 were $1.3 million compared with $16.0 million in 2000. The 2000 loss resulted entirely from the translation of amounts borrowed under the Bank Credit Facility in U.S dollars by a Canadian subsidiary and which were repaid in November 2000.

Other Income (Expense), Net Other expense in 2001 amounted to $295.9 million and included a net loss on the sale of assets of $145.9 million being primarily the loss on sale of Participations in CanWest debentures and a loss on sale of CanWest shares, a net loss of $1.2 million on sale of publishing interests including the $78.2 million loss on sale of National Post offset primarily by gains on sales of Canadian properties, a $48.0 million write-down of investments, a $73.9 million loss in respect of the Total Return Equity Swap and $15.1 million losses from equity accounted companies. Net other income in 2000 totalled $478.0 million and included $493.2 million gains on sales of publishing interests, $32.6 million gains on

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sales of investments, a $17.0 million dilution gain in respect of the investment in Interactive Investor International, a $16.3 million loss in respect of the Total Return Equity Swap, a $20.6 million write-down of investments and $20.3 million losses from equity accounted companies.

Minority Interest Minority interest in 2001 was a recovery of $13.9 million compared with an expense in 2000 of $50.8 million. The recovery in 2001 results primarily from the minority's share of National Post losses to August 31, 2001 offset by the minority's share of earnings of Hollinger L.P. Minority interest in 2000 included the minority's share of Hollinger L.P., including the gain on sale of newspaper properties to CanWest, $10.9 million related to the amount paid on mandatory retirement of HCPH Special shares in excess of the recorded book amounts and the minority's share of the National Post loss subsequent to November 16, 2000.

Chicago Group

Operating revenues for the year ended December 31, 2001, were $442.9 million compared with $401.4 million in 2000, an increase of $41.5 million. Chicago Group results are based on standard accounting periods, which for 2000 resulted in a 53-week year for the reported results of the Chicago Group only. The effect of the 53rd week in 2000 was to add $6.0 million to operating revenue and $6.2 million to operating costs and expenses. On December 15, 2000, the acquisition of Chicago Suburban Newspapers from Copley Group was completed and operating results of this group have been included since that time. Revenues for operations owned in both years, excluding Chicago Suburban Newspapers ("same store") and based on a 52-week year in 2000, were $363.6 million for 2001, compared with $392.0 million in 2000. Advertising revenue for the year ended December 31, 2001, on a same store 52-week basis, was $20.0 million or 6.7% lower than in 2000. Circulation revenue on a same store 52-week basis, for the year ended December 31, 2001, was $2.7 million or 3.5% lower than in 2000. *Chicago Sun-Times* average daily circulation in 2001 was higher than in 2000; however, circulation revenue for 2001 was lower than in 2000 as a result of price discounting to build and maintain market share in response to competitive activity. Printing and other revenue, on a same store 52-week basis was $10.1 million in 2001 compared with $15.8 million in 2000, a decrease of $5.7 million.

Total operating costs and expenses, excluding infrequent items, were $433.1 million in 2001 compared with $365.4 million in 2000. On a same store 52-week basis, operating costs and expenses, excluding infrequent items, were $350.0 million compared with $356.3 million in 2000, a decrease of $6.3 million or 1.8%. Same store newsprint expense in 2001 was $67.5 million, compared to $67.6 million in 2000. Average newsprint prices in 2001 were approximately 11% higher than in 2000. In 2001, newsprint consumption was

0060

significantly less than in 2000 as a result of lower page counts due to reduced advertising revenue, a reduction in commercial printing, and general cost controls. On a same store 52-week basis, compensation and other costs decreased $10.9 million or 4.1% year over year. The lower compensation costs result from staff reductions across the Chicago Group offset in part by increased medical costs and workers compensation costs. Other operating costs are lower as a result of reduced commercial printing production costs and general cost reductions across all areas. On a same store basis depreciation and amortization increased $4.7 million mainly as a result of higher depreciation charges related to the new Chicago printing facility.

On a same store 52-week basis, operating income was $13.6 million in 2001 compared with $35.7 million in 2000, a decrease of $22.1 million. The decrease results primarily from lower operating revenues, increased depreciation and amortization offset in part by lower compensation and other operating costs. The acquisition of Chicago Suburban Newspapers added $79.3 million to operating revenues and an operating loss of $3.8 million in 2001.

U.K. Newspaper Group

Operating revenues for the U.K. Newspaper Group were $486.4 million in 2001 compared with $562.1 million in 2000, a decrease of $75.7 million or 13.5%. In pounds sterling, operating revenues in 2001 were £337.5 million compared with £370.7 million in 2000, a decrease of 9.0%. The decrease in revenue was almost entirely the result of lower advertising revenue, which, in local currency, was lower by 10.6% compared with 2000. Circulation revenue, in local currency, for the year ended December 31, 2001, was £94.5 million compared with £95.7 million in 2000, a decrease of £1.2 million or 1.2%. On September 5, 2001, the price of *The Daily Telegraph* on Monday to Friday increased from 45p to 50p and on September 8, 2001, the price of *The Daily Telegraph* on Saturday increased from 75p to 85p. These price increases improved circulation revenue in the last quarter of 2001.

Total operating costs and expenses, excluding infrequent items, were $455.5 million in 2001 compared with $472.5 million in 2000, a decrease of $17.0 million or 3.6%. Newsprint expense in local currency was £64.7 million in 2001 compared with £60.6 million in 2000, an increase of £4.1 million or 6.8%. This increase results from the significant increase in newsprint prices in 2001 compared to 2000, offset in part by 4% lower consumption in 2001 compared to 2000. In pounds sterling, compensation and other costs were 1% lower in 2001 than in 2000.

Operating income, excluding infrequent items, was $30.9 million in 2001 compared with $89.5 million in 2000, a decrease of $58.6 million. The decrease results from lower operating revenue, primarily advertising revenue and increased newsprint costs offset in part by lower compensation costs and other operating costs. In addition, the decrease in operating income was made greater by the change in exchange rates. In 2001 the average exchange rate for the pound sterling into U.S. dollars was 1.45 compared with 1.52 in 2000.

Canadian Newspaper Group

Operating revenues in the Canadian Newspaper Group were $197.9 million in 2001 compared with $1,065.2 million in 2000, and in 2001 there was an operating loss, excluding infrequent items, of $37.3 million compared with operating income of $116.8 million in 2000. The significant decrease in both operating revenues and operating income results primarily from the sale of newspaper assets in 2000 to CanWest, the sale of UniMédia Company completed in January 2001, the July and November 2001 sales of operations to Osprey, and the September 1, 2001 sale of the *National Post*.

On a same store basis, operating revenues and operating income, excluding infrequent items, of the remaining operations were Cdn. $113.7 million and a loss of Cdn. $12.5 million in 2001 compared with Cdn. $116.8 million and a loss of Cdn. $9.4 million in 2000. Included in the Cdn. $12.5 million operating loss for the year ended December 31, 2001, are overhead costs of approximately Cdn. $3.8 million that are not expected to be incurred in 2002. Also included is a Cdn. $8.3 million expense in respect of employee benefit costs of retired former Southam employees.

Community Group

Operating revenues and operating income, excluding infrequent items, were $19.1 million and a loss of $3.6 million in 2001, compared to $67.3 million and operating income of $3.5 million in 2000. The significant decrease in both operating revenue and operating income results almost entirely from the sales of Community Group properties that occurred primarily during 2000. During the third quarter of 2001, the last remaining U.S. Community Group property was sold. At December 31, 2001, The Jerusalem Post was the only Community Group property still owned by International.

Investment and Corporate Group

Operating costs, excluding stock-based compensation, of the Investment and Corporate Group were $19.7 million, compared with $14.6 million in 2000, an increase of $5.1 million. The increase is due mainly to management fees charged to this division in 2001 that were charged to other operating divisions in 2000.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital Working capital consists of current assets less current liabilities. Current assets were $762.3 million and $472.5 million at December 31, 2001 and 2000, respectively. Current liabilities, excluding debt obligations, were $563.6 million and $725.3 million, respectively, at December 31, 2001 and 2000. International's consolidated working capital, excluding debt obligations, at December 31, 2001 was $198.7 million and at December 31, 2000 was a deficit of $252.8 million. The increase in working capital is primarily due to increased cash and cash equivalents resulting from the sales of properties and CanWest investments and a reduction in current taxes payable. Included in current liabilities are income taxes that have been provided on gains on sales of assets computed on tax bases that result in higher gains for tax purposes than for accounting purposes. Strategies have been and may be implemented that may also defer and/or reduce these taxes but the effects of these strategies have not been reflected in the accounts.

International is an international holding company and its assets consist solely of investments in its subsidiaries and affiliated companies. As a result, International's ability to meet its future financial obligations is dependent upon the availability of cash flows from its United States and foreign subsidiaries through dividends, intercompany advances, management fees and other payments. Similarly, International's ability to pay dividends on its common stock and its preferred stock may be limited as a result of its dependence upon the distribution of earnings of its subsidiaries and affiliated companies. International's subsidiaries and affiliated companies are under no obligation to pay dividends and, in the case of Publishing and its principal United States and foreign subsidiaries, are subject to statutory restrictions and restrictions in debt agreements that limit their ability to pay dividends. Substantially, all of the shares of the subsidiaries of International have been pledged to lenders of International. International's right to participate in the distribution of assets of any subsidiary or affiliated company upon its liquidation or reorganization will be subject to the prior claims of the creditors of such subsidiary or affiliated company, including trade creditors, except to the extent that International may itself be a creditor with recognized claims against such subsidiary or affiliated company. As at December 31, 2001, International did not meet a financial test set out in the Trust indentures for Publishing's Senior and Senior Subordinated Notes. As a result, until and unless the test is met in the future, Publishing and its subsidiaries will be unable to borrow, make restricted investments, make advances, pay dividends or make other distributions to International. Meeting the test will depend on improvements in future income. International currently has sufficient cash to meet its current anticipated obligations.

EBITDA EBITDA, which represents International's earnings before interest expense, interest and dividend income, foreign currency gains and losses, income taxes, depreciation and amortization, minority interest, equity in earnings of affiliates, amortization of debt issue costs, other income (expense), net, and extraordinary items was $33.4 million in 2001 and $344.4 million in 2000, respectively. International believes that EBITDA largely determines its ability to fund current operations and to service debt. EBITDA excluding infrequent items and stock-based compensation was $53.7 million and $353.9 million in 2001 and 2000, respectively.

Cash Flows Cash flows used in operating activities were $146.7 million in 2001 and cash flows provided by operating activities were $59.8 million in 2000. The cash flows used in operating activities in 2001 largely resulted from lower operating results and the non-cash interest income received on CanWest debentures.

Cash flows provided by investing activities were $756.7 million in 2001 principally reflecting the proceeds on disposal of CanWest investments and on sale of properties, reduced in part by capital expenditures on fixed assets and additions to investments. Cash flows provided by investing activities in 2000 were $1,080.8 million principally reflecting the proceeds on disposal of investments, the proceeds on disposal of newspaper properties at the Community Group and to CanWest, offset in part, by the acquisition cost of newspapers in the Chicago suburbs, by capital expenditures on fixed assets and by additions to investments.

Cash flows used in financing activities in 2001 were $258.7 million primarily reflecting dividend payments and the purchase for cancellation of Class A Common Stock from the Company and from a bank pursuant to the Total Return Equity Swap. Cash flows used in financing activities in 2000 were $1,040.2 million primarily reflecting the repayment of debt, the redemption of HCPH Special shares and dividend payments.

Based on current economic conditions, International expects cash flows from existing operations to improve as a result of cost reductions that have been implemented and declining newsprint prices. Full recovery of earnings levels would require a significant improvement in advertising activity and it is impossible to forecast when and to what extent, such a recovery will occur. Management believes that the cash flow provided by operating subsidiaries, under current economic conditions, will be sufficient to meet future cash requirements including capital expenditures. However, there is no assurance that any excess cash flow could be distributed by Publishing and its subsidiaries to International. However, as at March 5, 2002, International has sufficient cash on hand to meet its current anticipated obligations.

Capital Expenditures and Acquisition Financing In the past two years the Chicago Group, the Community Group, the U.K. Newspaper Group and the Canadian Newspaper Group have funded their capital expenditures and acquisition and investment activities out of cash provided by their respective operating activities and, in 2000, through borrowings under their bank credit facilities.

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Capital expenditures at the Chicago Group amounted to $12.1 million and $25.7 million in 2001 and 2000, respectively. International began construction of a new printing facility in Chicago during 1998 which became partially operational in 2000 and fully operational in 2001. The capital expenditures in 2000 and 2001 are primarily related to the construction of this production facility.

Capital expenditures at the Community Group amounted to $3.3 million in 2000.

Capital expenditures at the Telegraph were $17.1 million and $14.5 million in 2001 and 2000, respectively.

Capital expenditures at the Canadian Newspaper Group were $2.8 million and $28.8 million in 2001 and 2000, respectively.

Capital expenditures at the Investment and Corporate Group were $12.2 million and $1.6 million in 2001 and 2000, respectively. Expenditures in 2001 were primarily in respect of a new airplane to replace an older airplane that was sold in 2002.

Debt Obligations International, Publishing and its principal subsidiaries are parties to various debt agreements that have been entered into to fund acquisitions, working capital requirements and other corporate purposes. At December 31, 2001, the indebtedness of International was $812.7 million.

1997 NOTE OFFERING On March 4, 1997, Publishing filed both a Prospectus and a Prospectus Supplement offering $200 million of Senior Notes due 2005 (the "Senior Notes") and $200 million of Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes"). On March 12, 1997, Publishing increased the size of the offerings to $550.0 million, closing on March 18, 1997. Both the Senior Notes and the Senior Subordinated Notes are guaranteed by International.

The Senior Notes are unsecured and senior obligations of Publishing and rank pari-passu with all other senior unsecured indebtedness of Publishing including Publishing's bank credit facilities, mature on March 15, 2005 and bear interest at 8.625% per annum. The Senior Subordinated Notes are unsecured senior subordinated obligations of Publishing and rank pari-passu with all other senior subordinated indebtedness of Publishing including the existing 9.25% Senior Subordinated Notes due 2006. The Senior Subordinated Notes mature on March 15, 2007 and bear interest payable semi-annually at a rate of 9.25% per annum. The Indentures relating to the Senior Notes and the Senior Subordinated Notes contain financial covenants and negative covenants that limit Publishing's ability to, among other things, incur indebtedness, pay dividends or make other distributions on its capital stock.

Publishing and its restricted subsidiaries utilized the proceeds of these offerings to repay bank indebtedness, to repay the redeemable preference shares of DT Holdings Limited and First DT Holdings Limited and for general working capital.

On February 14, 2002, Publishing commenced a cash tender offer for any and all of its outstanding 8.625% Senior Notes due 2005. The tender offer was made upon the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated February 14, 2002. Under the terms of the offer, International offered to purchase the outstanding notes at a price to be determined three business days prior to the expiration date of the tender offer by reference to a fixed spread of 87.5 basis points over the yield to maturity of the 7.50% U.S. Treasury Notes due February 15, 2005, plus accrued and unpaid interest up to but not including the day of payment for the notes. The purchase price totalled $1,101.34 for each $1,000 principal amount of notes. Included in the purchase price was a consent payment equal to $40 per $1,000 principal amount of the notes, payable to those holders who validly consented to the proposed amendments to the indenture governing the notes. In connection with the tender offer, International solicited consents from the holders of the notes to amend the indenture governing the notes by eliminating most of the restrictive provisions. On March 15, 2002, $248.9 million in the aggregate principal amount had been validly tendered pursuant to the offer and on March 18, 2002, these noteholders were paid out in full.

1996 NOTE OFFERING Publishing sold $250 million aggregate principal amount of Notes (the "Notes") on February 7, 1996. The Notes mature on February 1, 2006, and are unsecured senior subordinated obligations of Publishing. Each Note bears interest at the rate of 9.25% per annum payable semi-annually on February 1 and August 1 of each year, which commenced on August 1, 1996. The Notes may be redeemed at any time on or after February 1, 2001, at the option of Publishing, in whole or in part, at a price of 104.625% of the principal amount thereof, declining ratably to par on or after February 1, 2004, together with accrued and unpaid interest to the redemption date. Payment of the principal, premium, and interest on the Notes is guaranteed by International on a senior subordinated basis (the "Guarantee"). The Notes and the Guarantee are expressly subordinated to all senior indebtedness of Publishing and International, including all indebtedness and other obligations under the Publishing Credit Facility and International's guarantee thereof.

The indenture relating to the Notes (the "Indenture") contains covenants that, among other things, limit the ability of Publishing and the Restricted Subsidiaries (defined to include the United States subsidiaries of Publishing, the Telegraph, the Canadian Newspapers and Jerusalem Post) to incur indebtedness, pay dividends or make other distributions on their capital stock, subject in each case to certain exceptions.

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CONSENT SOLICITATION On February 19, 1997, Publishing completed a solicitation of consents from the holders of the 9.25% Notes with respect to certain amendments (the "Amendments") to the Indenture governing the 9.25% Notes dated as of February 1, 1996. The primary purpose of the Amendments was to facilitate the inclusion of certain international subsidiaries of International as Restricted Subsidiaries of Publishing and to enhance its corporate and financing flexibility.

During 1999, International solicited consents from the registered holders of the Notes, Senior Notes and Senior Subordinated Notes to amend the indentures covering said notes to (i) make the limitation on restricted payments covenant less restrictive, (ii) make the consolidated cash flow ratio under the limitation on indebtedness covenant more restrictive, and (iii) make the limitation on sale of assets covenant less restrictive. The requisite consents were obtained in March 1999 and the indentures governing the Notes, Senior Notes and Senior Subordinated Notes were so amended.

BANK CREDIT FACILITY On April 30, 1999, Publishing, HCPH, Telegraph, Southam, HIF Corp. ("HIF") and a group of financial institutions entered into a Fourth Amended and Restated Credit Facility ("Restated Credit Facility") for a total of $725.0 million consisting of a $475.0 million revolving credit line maturing on September 30, 2004 and a $250.0 million term loan maturing on December 31, 2004. This facility replaced the previous Bank Credit Facility. The loans under the Restated Credit Facility bear interest, at the option of the respective borrower, at a rate per annum tied to specified floating rates or a reserve adjusted Eurocurrency rate, in each case plus a specified margin determined based on leverage ratios. On June 4, 1999, the revolving credit line was increased by $50.0 million. On September 30, 1999, the Restated Credit Facility was increased to $875.0 million when the revolving credit line and the term loan were each increased by $50.0 million.

In June 2000, Publishing, HCPH, Telegraph, Southam, HIF and a group of financial institutions increased the term loan component of the Restated Credit Facility by $100.0 million to $975.0 million. On November 16, 2000, using the proceeds from the CanWest transaction, $972.0 million of borrowings were repaid and the Restated Credit Facility was reduced to $5.0 million. The Restated Credit Facility is secured by the collateralization of $5.0 million of International's positive cash which is included in prepaids and other assets at December 31, 2001. At December 31, 2001, no amounts were owing under the Restated Credit Facility.

During 2001, International entered into a new credit facility in the amount of $120.0 million. Amounts borrowed under this facility were repaid during 2001.

OFF BALANCE SHEET ARRANGEMENTS

Hollinger Participation Trust As part of its agreement with CanWest, International was prohibited from selling the CanWest debentures prior to May 15, 2003. In order to monetize this investment, during August and December 2001, International sold participations in Cdn. $540.0 million ($350.0 million) and Cdn. $216.8 million ($140.5 million) principal amounts of CanWest debentures to a special purpose trust ("Participation Trust"). Units of the Participation Trust were sold by the Participation Trust to arms' length third parties. These transactions resulted in net proceeds to International of $401.2 million and have been accounted for as sales in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The net loss on the transactions, including realized holding losses on the underlying debentures, amounted to $62.1 million and has been included in Other income (expense), net.

International has not retained an interest in the Participation Trust nor does it have any ongoing involvement in the Participation Trust. The Participation Trust and its investors have no recourse to International's other assets in the event that CanWest defaults on its debentures. Under the terms of the Participation Trust, the interest payments received by International in respect of the underlying CanWest debentures will be paid to the Participation Trust. However, after May 15, 2003, International may be required to deliver to the Participation Trust, CanWest debentures with a face value equivalent to $490.5 million. Given that the CanWest debentures are denominated in Canadian dollars, International has entered into a forward exchange contract to mitigate part of its currency exposure. The foreign currency contract requires International to sell Cdn. $666.6 million on May 15, 2003 at a forward rate of 0.6423. The mark-to-market gain on the forward contract and the foreign exchange loss on the residual obligation have resulted in a net foreign currency loss at December 31, 2001 of $0.4 million. This amount has been charged to earnings and the net liability is included in other liabilities. In March 2002, International realized on Cdn. $199 million of the foreign currency contract and has since entered into another Cdn. $50 million foreign currency contract to replace part of the contract realized.

In addition, in accordance with the terms of the participation agreement, International cannot transfer to an unaffiliated third party, until November 4, 2005, the equivalent of $50 million (Cdn. $79.6 million at December 31, 2001) principal amount of CanWest debentures.

Total Return Equity Swap During 1998 and 1999, International had arrangements with four banks, pursuant to which the banks purchased a total of 14,109,905 shares of International's Class A Common Stock at an average price of $14.17. International had the option, quarterly, up to and including

September 30, 2000 to buy the shares from the banks at the same cost or to have the banks resell those shares in the open market. The arrangement was extended until June 30, 2001. In the event the banks resold the shares, any gain or loss realized by the banks would be for International's account. Until International purchases the shares, dividends paid on the shares belonged to International and International paid interest to the banks at the rate of LIBOR plus a spread.

On November 16, 2000, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-19 which clarified the accounting for derivative financial instruments indexed to, and potentially settled in a company's own stock, that require a cash payment by the issuer upon the occurrence of future events outside the control of the issuer. The EITF applies to new contracts entered into after September 30, 2000. Consequently the extension of the contracts on October 1, 2000 is accounted for under EITF Issue No. 00-19. Accordingly, effective October 1, 2000, the above contracts have been accounted for using the asset and liability method. Since the contracts can require cash settlement, in the event of bankruptcy, the contracts must be accounted for on an income basis rather than as equity. Regardless, the amount of cash required for settlement does not change, but any change in value of International's own shares that could be used to settle the obligation gives rise to a gain or loss that is recorded in income. The derivative forward contract has been marked to market after October 1, 2000. The $35.3 million gain inherent in the old contracts at October 1, 2000, based on the September 30, 2000 market value of Class A Common Stock of $16.75, net of previously deferred costs associated with the old contracts, has been recorded as an adjustment to additional paid in capital. The loss resulting from marking the contracts to market during the period October 1 to December 31, 2000, together with the interest paid to the banks, totalled $16.3 million and was reported in earnings as Other income (expense), net.

In August 2001, International purchased for cancellation from one of the banks 3,602,305 shares of Class A Common Stock for $50.0 million or $13.88 per share. The market value of these shares on the date of purchase was $47.0 million or $13.05 per share.

In November 2001, one of the banks sold in the open market 3,556,513 shares of Class A Common Stock for $34.2 million or an average price of $9.62 per share. This resulted in a loss to the bank of $15.8 million which, in accordance with the arrangement, was paid in cash by International.

The losses resulting from marking these arrangements to market during the year ended December 31, 2001, including the realized losses above, together with the interest paid to the banks, totalled $73.9 million, and was reported in earnings as Other income (expense), net. Dividends, in respect of the shares purchased by the banks, after September 30, 2000, have not been included in cash dividends as a deduction from retained earnings.

At December 31, 2001, International had two arrangements remaining with banks each of which had been extended from July 1, 2001. One arrangement in respect of 3,348,782 shares at an average price of $14.93 was extended until June 30, 2003 on the same terms and conditions that applied previously. The other arrangement in respect of 3,602,305 shares at an average price of $13.88, was extended until December 31, 2001. International retained the option to buy the shares from the bank at the original cost or have the bank resell the shares in the open market, for which International could settle the net amount due with either cash or by issuing additional shares. In addition, the bank had the option if the market price of the shares dropped by 20% or more, to sell the shares on the open market and reduce the notional amount of the swap. Under the terms of the agreement as at December 31, 2001, 3,602,305 shares and $7.5 million of cash have been deposited with the escrow agent. The $7.5 million of restricted cash is included in prepaids and other current assets at December 31, 2001.

If International's stock price falls below the average purchase price of these shares, International is required to deposit cash or shares into an escrow account as additional security. During 2001, 2000 and 1999, International issued 4,882,590, 5,160,577 and 4,063,359 shares of Class A Common Stock as additional security, of which 5,011,628 shares were required to be deposited in the escrow account at December 31, 2001. The balance of shares issued as additional security have been returned to International and are included in treasury until cancelled. The shares held in escrow are shown as a deduction from stockholders' equity. Until September 30, 2000, when the original contracts expired, the total interest paid to the banks, net of dividends paid on the shares, was shown as a reduction to additional paid in capital.

HCPH Special Shares HCPH issued 6,552,425 Cdn. $10 Non-Voting Special shares in July 1997 for a total issue price of Cdn. $65.5 million ($47.6 million).

On July 18, 1997 HCPH, International and Montreal Trust Company of Canada as trustee, entered into an Exchange Indenture providing for the exchange of the HCPH Special shares at the option of the holder ("Optional Exchange") at any time after December 23, 1997 but prior to June 26, 2000, into Class A Common Stock of International based on an exchange ratio set out in the Exchange Indenture.

On June 12, 2000, International exercised its option to pay cash on the mandatory exchange of HCPH Special shares. Pursuant to the terms of the indenture governing the Special shares, each Special share was exchanged for $8.88 cash resulting in a payment in July 2000 to holders of Special shares of $58.2 million. This payment was $10.9 million in excess of the recorded amount and this excess is presented as minority interest in the Statement of Operations.

Commercial Commitments and Contractual Obligations The Telegraph has guaranteed the printing joint venture partners' share of leasing obligations to third parties, which amounted to $1.2 million (£0.8 million) at December 31, 2001. These obligations are also guaranteed jointly and severally by each joint venture partner.

In connection with International's insurance program, letters of credit are required to support certain projected workers' compensation obligations. At December 31, 2001, letters of credit in the amount of $0.6 million were outstanding.

Set out below is a summary of the amounts due and committed under contractual cash obligations at December 31, 2001:

in thousands	Total	Due in 1 year or less	Due between 1 and 3 years	Due between 4 and 5 years	Due over 5 years
Long-term debt	$ 807,993	$ 1,481	$ 3,052	$ 511,912	$ 291,548
Capital lease obligations	4,667	1,527	3,140	–	–
Operating leases	148,574	12,313	21,627	20,441	94,193
Total contractual cash obligations	$ 961,234	$ 15,321	$ 27,819	$ 532,353	$ 385,741

Related Party Transactions

Net amounts due from related companies at December 31, 2001 totalled $32.2 million and included a $36.8 million loan to a subsidiary of the Company, net of amounts payable in respect of management and administrative expenses billed by the Company and corporate affiliates of the Company. The Company and its affiliates billed International for allocable expense amounting to $34.3 million and $41.0 million for 2001 and 2000, respectively (principally including management fees that were approved by the audit committee). On July 11, 2000, International loaned $36.8 million to a subsidiary of the Company in connection with the cash purchase by the Company of HCPH Special shares. The loan is payable on demand and to December 31, 2001, interest was payable at the rate of 13% per annum. Effective January 1, 2002, the interest rate was adjusted to LIBOR plus 3% per annum.

Lord Black indirectly has voting control of International. During each of 2001 and 2000 remuneration paid directly by International and its subsidiaries to Lord Black was $817,000 and $2,477,000, respectively.

In two separate transactions in July and November, 2001, International and Hollinger L.P. completed the sale of most of its remaining Canadian newspapers to Osprey for total sale proceeds of approximately Cdn. $255 million ($166 million) plus closing adjustments primarily for working capital. The former Chief Executive Officer of Hollinger L.P. is a minority shareholder of Osprey. International's independent directors have approved the terms of these transactions.

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In connection with the two above sales of Canadian newspaper properties to Osprey, to satisfy a closing condition, International, the Company, Lord Black and three senior executives entered into non-competition agreements with Osprey pursuant to which each agreed not to compete directly or indirectly in Canada with the Canadian businesses sold to Osprey for a five-year period, subject to certain limited exceptions, for aggregate consideration of Cdn. $7.9 million ($5.1 million). Such consideration was paid to Lord Black and the three senior executives and has been approved by International's independent directors.

On November 16, 2000, International and its affiliates, Southam and Hollinger L.P. ("Hollinger Group") completed the sale of most of its Canadian newspapers and related assets to CanWest. The aggregate sale price of these properties at fair value was approximately Cdn. $2.8 billion ($1.8 billion), plus closing adjustments for working capital at August 31, 2000 and cash flow and interest for the period September 1 to November 16, 2000 which in total at December 31, 2000 approximated an additional $40.7 million.

In connection with the sale to CanWest, Ravelston, a holding company controlled by Lord Black through which most of his interest in International is ultimately controlled, entered into a management services agreement with CanWest and National Post pursuant to which it agreed to continue to provide management services to the Canadian businesses sold to CanWest in consideration for an annual fee of Cdn. $6 million ($4 million) payable by CanWest. In addition, CanWest will be obligated to pay Ravelston a termination fee of Cdn. $45 million, in the event that CanWest chooses to terminate the management services agreement or Cdn. $22.5 million, in the event that Ravelston chooses to terminate the agreement (which cannot occur before December 31, 2002). Also, as required by CanWest as a condition to the transaction, International, Ravelston, the Company, Lord Black and three senior executives entered into non-competition agreements with CanWest pursuant to which each agreed not to compete directly or indirectly in Canada with the Canadian business sold to CanWest for a five-year period, subject to certain limited exceptions, for aggregate consideration of Cdn. $80 million ($53 million) paid by CanWest in addition to the purchase price referred to above of which Cdn. $38 million ($25.2 million) was paid to Ravelston and Cdn. $42 million ($27.8 million) was paid to Lord Black and the three senior executives. International's independent directors have approved the terms of these payments.

During 2000, International sold most of its remaining U.S. community newspaper properties, for total proceeds of approximately $215 million. In connection with the sales of United States newspaper properties in 2000, to satisfy a closing condition, International, Lord Black and three senior executives entered into non-competition agreements with the purchasers to which each agreed not to compete directly or indirectly in the United States with the United States businesses sold to purchasers for a fixed period, subject to certain limited exceptions, for aggregate consideration paid in 2001 of $0.6 million. These amounts were in addition to the aggregate consideration paid in respect of these non-competition agreements in 2000 of $15 million. Such amounts were paid to Lord Black and the three senior executives. International's independent directors have approved the terms of these payments.

Included in the above sale, International sold four U.S. Community Newspapers for an aggregate consideration of $38 million to Bradford Publishing Company, a company formed by a former U.S. Community Group executive and in which some of International's directors are shareholders. The terms of this transaction were approved by the independent directors of International.

During 2001, International transferred two publications to Horizon Publications Inc. in exchange for net working capital. Horizon Publications Inc. is managed by former Community Group executives and controlled by certain members of the Board of Directors of International. The terms of these transactions were approved by the independent directors of International.

International issued to the Company in connection with the 1995 Reorganization in which International acquired the Company's interest in The Telegraph and Southam, 739,500 shares of Series A Preferred Stock. The Series A Preferred Stock was subsequently exchanged for Series D Preferred Stock. During 1998, 408,551 shares of Series D Preferred Stock were converted into 2,795,165 shares of Class A Common Stock. In February 1999, 196,823 shares of Series D Preferred Stock were redeemed for cash of $19.4 million. In May 1999, the remaining 134,126 shares of Series D Preferred Stock were converted into 134,126 shares of Series E Preferred Stock. In September 2001, 40,920 shares of Series E Preferred Stock were redeemed for cash of $3.8 million. The shares of Series E Preferred Stock are redeemable in whole or in part, at any time and from time to time, subject to restrictions in International's credit facilities, by International or by a holder of such shares.

Pursuant to a January 1997 transaction wherein International acquired Canadian publishing assets from the Company, International issued 829,409 shares of Series C Preferred Stock. The stated value of each share was $108.51. On June 1, 2001, International converted all the Series C Preferred Stock at the conversion ratio of 8.503 shares of Class A Common Stock per share of Series C Preferred Stock into 7,052,464 shares of Class A Common Stock. On September 5, 2001, International purchased for cancellation, from the Company, the 7,052,464 shares of Class A Common Stock for a total cost of $92.2 million or $13.07 per share which represented 98% of the September 5, 2001 closing price.

Quantitative and Qualitative Disclosure about Market Risk

Newsprint Newsprint prices continued to fluctuate throughout 2001 and on a consolidated basis newsprint expense amounted to $204.4 million ($304.2 million in 2000). Management believes that newsprint prices may vary widely from time to time and could continue to show significant price variations in the future. During the first half of 2001, newsprint prices in North America were at their highest price per tonne since 1994 and 1995. However, the recessional climate in 2001 caused a significant decline in industry consumption and this, coupled with an abundant supply of competitively priced newsprint resulted in a downward trend in prices during the second half of 2001. This downward trend has continued into the early part of 2002 and there are indications that prices will stabilize at their current levels. In the United Kingdom, newsprint prices payable by International in 2002, which are subject to longer-term contracts, will be less than the average prices paid in 2001. Operating divisions take steps to ensure that they have a sufficient supply of newsprint and have mitigated cost increases by adjusting pagination and page sizes and printing and distributing practices. For International and subsidiaries, total newsprint usage in 2001, for operations still owned at December 31, 2001, was about 314,000 tonnes. At those levels of usage, a change in the price of newsprint of $50 per tonne would increase or decrease net income by about $9.8 million.

Total Return Equity Swap Under the terms of the Total Return Equity Swap, a decline in the value of International's share price could result in International having to issue additional shares or pay a cash settlement of any loss suffered by the counterparties to the swap contracts. A decrease in International's share price of $1.00 per share would result in an amount due to the counterparties of approximately $7 million.

Inflation During the past two years, inflation has not had a material effect on International's newspaper business in the United States, United Kingdom and Canada.

Interest Rates At December 31, 2001, International had no debt on which interest is calculated at floating rates. Interest paid to the banks under the Total Return Equity Swap is at floating rates. A 1% change in the interest rate would result in a change in interest cost, in respect of the Total Return Equity Swap of $1.0 million per year.

Foreign Exchange Rates A substantial portion of International's income is earned outside of the United States in currencies other than the United States dollar. As a result, International's income is vulnerable to changes in the value of the United States dollar. Increases in the value of the United States dollar can reduce net earnings and declines can result in increased earnings. Based on 2001 earnings and ownership levels, a $0.05 change in the important foreign currencies would have the following effect on International's reported earnings:

	Actual 2001 Average Rate	Increase/Decrease
United Kingdom	$ 1.45 / £	$ 476,000
Canada	$ 0.65 / Cdn.$	$ 10,450,000

As a result of the sale of Canadian properties in 2000 and 2001, International is significantly less vulnerable to changes in the value of the Canadian dollar compared with the United States dollar.

In 2001, International sold Participations in Cdn. $756.8 million principal amount of CanWest debentures to a special purpose trust ("Participation Trust"). In respect of these debentures, International will eventually be required to deliver to the Participation Trust $490.5 million which equates to a fixed rate of exchange of 0.6482 United States dollars to each Canadian dollar. Given that the CanWest debentures are denominated in Canadian dollars, International has entered into a forward foreign exchange contract to mitigate part of the currency exposure. The foreign currency contract requires International to sell Cdn. $666.6 million on May 15, 2003 at a forward rate of 0.6423. A $0.05 change in the U.S. dollar to Canadian dollar exchange rate applied to the unhedged portion of the obligation in the amount of Cdn. $90.2 million ($56.6 million) at December 31, 2001 would result in a $4.5 million change in the amount available for delivery to the Participation Trust. In March 2002, International sold Cdn. $199 million of its foreign currency contract at a time when the exchange rate was 0.6308. International has entered into another Cdn. $50 million foreign currency contract at the exchange rate of 0.6338 to replace part of the contract sold.

Electronic Media Management continues to hold the view that newspapers will continue to be an important business segment. Among educated and affluent people, indications are that strong newspaper readership will continue. Alternate forms of information delivery such as the Internet could impact newspapers, but recognition of the Internet's potential combined with a strong newspaper franchise could be a platform for Internet operations. Newspaper readers can be offered a range of Internet services as varied as the content. Virtually all newspapers are now published on the Internet as well as in the traditional newsprint format.

Ten-Year Review

(in thousands of dollars except where noted)	2001	2000	1999
Statement of Earnings			
Sales	1,822,060	3,158,280	3,241,319
Gross operating profit [3]	91,952	572,097	593,854
Earnings (loss) before unusual items, taxes and minority [2]	(162,922)	78,868	130,416
Earnings (loss) from continuing operations	(131,898)	189,373	154,815
Net earnings (loss)	(131,898)	189,373	154,815
Segmented Information			
Publishing segment sales [4,6]			
Canada	305,073	1,579,200	1,647,660
United States	715,885	696,863	723,662
United Kingdom	801,053	882,196	867,887
Corporate and other	49	21	2,110
Total	1,822,060	3,158,280	3,241,319
Publishing segment operating profit (loss) [4,6]			
Canada	(50,444)	174,113	171,165
United States	4,462	62,101	89,701
United Kingdom	33,902	139,148	129,354
Corporate and other	(40,684)	(23,197)	(25,168)
Total	(52,764)	352,165	365,052
Investment segment operating profit	—	—	—
Foreign Operations			
Rates of exchange used to translate foreign exchange			
United States			
Balance sheet	$ 1.59	$ 1.50	$ 1.44
Statement of earnings	$ 1.55	$ 1.52	$ 1.51
United Kingdom			
Balance sheet	$ 2.32	$ 2.24	$ 2.33
Statement of earnings	$ 2.18	$ 2.26	$ 2.42
Australia			
Balance sheet	—	—	—
Statement of earnings	—	—	—
Publishing operating results (in local currency thousands) [6]			
United States – U.S. dollars			
Sales	461,861	458,463	479,246
Segment operating profit	2,879	40,856	59,405
United Kingdom – pounds sterling			
Sales	367,456	390,352	358,631
Segment operating profit	15,551	61,570	53,452
Balance Sheet			
Working capital (deficiency) [1]	130,134	(651,631)	(455,521)
Total assets	3,689,559	4,670,187	5,650,434
Shareholders' equity (deficiency)	(263,470)	(68,431)	138,888
Cash Flows			
Cash flow provided by (used in) operations [7]	(120,211)	153,579	256,248
Investment in newspaper operations/subsidiaries	—	175,376	613,383
Additions to fixed assets and assets under capital leases	91,406	112,661	191,094
Share Data			
Millions of retractable common shares (equity units) outstanding at December 31	32.1	36.4	37.2
Net earnings (loss) per share	$ (3.91)	$ 5.11	$ 4.43
Cash flow per share [7]	$ (3.56)	$ 4.15	$ 7.33
Dividends per share			
Regular	60¢	60¢	60¢
Special	—	—	—
Common stock price			
High	$ 15.55	$ 16.75	$ 22.40
Low	$ 11.00	$ 9.75	$ 12.00
Close	$ 11.50	$ 15.55	$ 13.50
Common shareholders' book equity per share at December 31	—	—	$ 3.73
Closing market price as a multiple of			
Net earnings	—	3.0	3.1
Operating cash flow [7]	—	4.1	1.8

Notes

1. Working capital is defined as current assets minus current liabilities.
2. Earnings before unusual items, taxes and minority includes equity earnings in associated companies before related taxes and minority.
3. Gross operating profit is defined as sales minus cost of sales and expenses.
4. 1992 amounts in respect of segmented information have been adjusted to conform with 1993 disclosure described in note 21 to the 1993 financial statements.
5. 1992 amounts have been adjusted to reflect the reclassification of statement of earnings items described in note 25 to the 1993 financial statements.
6. 1992 to 1993 amounts have been adjusted to reflect the reclassification of amounts resulting from the proportionate consolidation of joint ventures described in note 6 to the 1994 financial statements.

1998	1997	1996	1995[9]	1994	1993[8]	1992[8,9]
3,319,188	3,116,869	1,879,485	1,512,632	1,270,946	885,757	903,434
699,011	683,637	340,615	237,407	238,512	209,395	196,991
274,076	300,531	135,067	88,465	172,081	127,894	118,998
111,485	171,286	46,268	18,946	129,477	30,854	76,658
111,485	171,286	46,268	16,705	118,343	25,305	73,971
1,569,296	1,502,732	401,113	169,937	147,866	138,152	142,607
875,127	878,046	799,040	737,608	553,230	215,127	187,655
864,316	723,281	650,413	575,013	543,968	508,743	551,838
10,449	12,810	28,919	30,074	25,882	23,735	21,334
3,319,188	3,116,869	1,879,485	1,512,632	1,270,946	885,757	904,434
257,489	267,060	46,145	3,695	12,230	5,561	13,279[4]
116,521	125,237	91,950	78,671	73,377	33,303	25,800[4]
135,087	99,863	96,443	77,687	97,135	134,405	124,551[4]
(19,584)	(18,366)	1,050	1,628	1,662	544	(2,226)[4]
489,513	473,794	235,588	161,681	184,404	173,813	161,404[4]
—	—	—	—	—	—	—[4]
$ 1.54	$ 1.43	$ 1.37	$ 1.37	$ 1.40	$ 1.32	$ 1.27
$ 1.43	$ 1.38	$ 1.36	$ 1.37	$ 1.37	$ 1.29	$ 1.21
$ 2.56	$ 2.35	$ 2.35	$ 2.12	$ 2.20	$ 1.96	$ 1.92
$ 2.46	$ 2.27	$ 2.13	$ 2.17	$ 2.09	$ 1.93	$ 2.12
—	—	$ 1.09	$ 1.02	$ 1.09	$ 0.90	$ 0.87
—	—	$ 1.06	$ 1.01	$ 0.99	$ 0.87	$ 0.88
611,979	636,265	587,529	538,400	403,818	166,765	155,087
81,483	90,751	67,610	57,424	53,560	25,816	21,322
351,348	318,626	305,358	264,983	260,272	263,597	260,301
54,913	43,993	45,278	35,800	46,476	69,640	58,750
(938,320)	(109,819)	(569,453)	(262,713)	40,374[8]	278,326[8]	61,839[8]
5,704,501	4,979,396	4,727,406	2,745,708	2,691,369[8]	1,942,313[8]	1,533,343[8]
(67,168)	(91,860)	622,142	606,016	541,282	441,803	430,745
351,310	438,569	203,337	168,705	185,763	134,067	132,183
743,861	232,593	1,174,966	299,033	329,456	27,581	56,835
263,992	190,431	81,516	53,524	64,072	20,373	24,255
32.9	33.2	56.5	55.9	55.6	56.0	54.9
$ 3.35	$ 2.94	$ 0.58	$ 0.03	$ 1.96	$ 0.31	$ 1.14
$ 10.59	$ 7.76	$ 3.36	$ 2.75	$ 3.15	$ 2.27	$ 2.20
60¢	60¢	60¢	60¢	50¢	40¢	40¢
—	$ 2.50	—	—	—	—	30¢
$ 19.35	$ 13.85	$ 14.05	$ 13.25	$ 17.50	$ 14.38	$ 13.50
$ 11.80	$ 10.50	$ 9.75	$ 9.38	$ 12.13	$ 8.50	$ 9.75
$ 16.00	$ 12.00	$ 12.90	$ 10.13	$ 12.63	$ 13.75	$ 10.63
—	—	$ 8.07	$ 7.74	$ 6.43	$ 4.23	$ 3.96
4.8	4.1	22.2	337.5	6.4	44.4	9.3
1.5	1.6	3.8	3.7	4.0	6.1	4.8

7. Cash flow provided by operations is before changes in non-cash operating working capital, cash used by discontinued operations, start-up costs, prepaid subscription program, financing fees, reorganization, and other costs and foreign currency translation adjustments.

8. 1992 to 1994 amounts have been adjusted to reflect the reclassification described in note 26 to the 1995 financial statements.

9. 1995 amounts have been adjusted to reflect the reclassification of amounts resulting from accounting for financial instruments described in note 3 to the 1996 financial statements.

10. Segmented information in 1998 and 1997 is in accordance with the new disclosure requirements of the Canadian Institute of Chartered Accountants. Information provided for 1992 to 1996 has not been adjusted to conform to the new disclosure requirements.

Management's Responsibility for Financial Statements

Management is responsible for preparation of the consolidated financial statements, notes thereto, and other financial information contained in this Annual Report. The financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Management is responsible for maintaining a system of internal control to provide reasonable assurance that the assets are safeguarded and that the books and records properly reflect the authorized transactions of the Company. The systems are designed and operated under the supervision of qualified financial and operating officers at the Company and its subsidiaries. The systems are subject to limitations imposed by the requirement that the cost of maintaining the system not exceed the benefit to be derived and that the system not unduly interfere with the efficient operation of the business. Where necessary the financial statements and the financial information include amounts that are estimates based on the best judgement of the Company's management and of the management of significant operating subsidiaries.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board, which is composed of outside directors. The Committee meets periodically as required with management and the independent auditors to satisfy itself that management's responsibilities are properly discharged, to review the Company's audited financial statements and to recommend approval of the consolidated financial statements to the Board. The independent auditors, KPMG LLP, are appointed by the shareholders. They conduct an independent examination in accordance with Canadian generally accepted auditing standards and express their opinion on the consolidated financial statements.

Auditors' Report to the Shareholders of Hollinger Inc.

We have audited the consolidated balance sheets of Hollinger Inc. as at December 31, 2001 and 2000 and the consolidated statements of earnings, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Toronto, Canada
February 21, 2002

MARKET VALUE FINANCIAL INFORMATION

As part of the Company's 1997 issuer bid the Company became an open-end investment holding company. The Company's retractable common shares are retractable at the option of the holder for an amount based on the market value of the Company's assets, on a non-consolidated basis, and during 1999, the Company's Series II preference shares became retractable for an amount based on the market value of the Company's investment in Hollinger International Inc. ("Hollinger International"). Set out below is a Balance Sheet and Income Statement in which the Company's investments in subsidiaries and other companies, other than those which carry out head office functions, are not consolidated. Rather, these financial statements have been prepared as though the Company had always accounted for its assets and liabilities at their market values. The market value of the Company's investment in Hollinger International is based on the closing market price of the Class A common shares. Other investments are valued at management's best estimate of market value.

Debt instruments for which there is a public market are recorded at their closing prices. All other liabilities are recorded at management's best estimate of market value.

Unrealized gains and losses on investments and liabilities are included in Shareholders' Equity and realized gains and losses are excluded from net income for the year and credited directly to retained earnings.

Balance Sheet

(in thousands of dollars except per share amounts)	December 31 2001	2000
Assets		
Investment in Hollinger International	$ 587,984	$ 1,062,105
Other investments	13,853	13,320
Other assets	22,773	25,753
	$ 624,610	$ 1,101,178
Liabilities		
Exchangeable shares	$ 147,472	$ 189,953
Other liabilities	236,356	377,869
	383,828	567,822
Net assets representing shareholders' equity		
Capital stock	$ 271,774	$ 308,263
Net unrealized appreciation (decline) in investments	(59,770)	357,136
Net unrealized (increase) decrease in liabilities	6,225	(9,853)
Retained earnings (deficit)	22,553	(122,190)
	240,782	533,356
	$ 624,610	$ 1,101,178
Retractable common shares outstanding	32,068,937	36,374,487
Net asset value per retractable common share	$ 7.51	$ 14.66

Statement of Income and Expenses

(in thousands of dollars except per share amounts)	Year ended December 31 2001	2000
Income		
Dividends	$ 38,815	$ 46,040
Interest and other	22,317	12,371
Net management fees	700	11,400
	61,832	69,811
Expenses		
Administrative and other expenses	9,564	6,536
Interest expense	33,316	32,145
	42,880	38,681
Income before the undernoted	18,952	31,130
Unusual losses	(334)	(1,192)
Income tax expense	(9,536)	(2,231)
Net income for the year	$ 9,082	$ 27,707
Earnings per retractable common share	$ 0.27	$ 0.75
Realized appreciation on the sale of investments	$ 177,833	$ 44,436

0031

HOLLINGER INC.

Consolidated Balance Sheets

(in thousands of dollars)	December 31 2001	2000
ASSETS		
Current assets		
Cash and cash equivalents (note 3)	$ 806,347	$ 233,916
Accounts receivable	360,619	456,242
Inventory	36,506	38,506
	1,203,472	728,664
Investments (note 5)	267,173	1,366,847
Capital assets (note 6)	1,922,527	2,244,244
Goodwill and other assets (note 7)	296,387	330,432
	$ 3,689,559	$ 4,670,187
LIABILITIES		
Current liabilities		
Bank indebtedness (note 8)	$ 129,475	$ 312,000
Accounts payable and accrued expenses	469,990	533,422
Income taxes payable	463,853	521,687
Current portion of long-term debt (note 9)	10,020	13,186
	1,073,338	1,380,295
Long-term debt (note 9)	1,354,708	1,263,734
Exchangeable shares (note 10)	147,472	189,953
Deferred unrealized gain (loss) on exchangeable shares (note 10a))	7,670	(7,676)
Future income taxes (note 17)	486,937	649,202
	3,070,125	3,475,508
MINORITY INTEREST AND DEFERRED CREDITS (note 11)	882,904	1,263,110
SHAREHOLDERS' EQUITY		
Capital stock (note 12)	271,774	308,263
Deficit	(485,313)	(310,988)
	(213,539)	(2,725)
Equity adjustment from foreign currency translation (note 13)	(49,931)	(65,706)
	(263,470)	(68,431)
	$ 3,689,559	$ 4,670,187

Commitments (note 14)
Contingencies (note 15)
Subsequent event (note 8)

See accompanying notes to consolidated financial statements.

APPROVED BY THE BOARD:

Conrad Black
Director

Director

Consolidated Statements of Earnings

(in thousands of dollars except per share amounts)	Year ended December 31 2001	2000
Revenue		
Sales	$ 1,822,060	$ 3,158,280
Investment and other income	97,282	28,146
	1,919,342	3,186,426
Expenses		
Cost of sales and expenses	1,730,108	2,586,183
Depreciation and amortization	144,716	219,932
Interest on long-term debt	122,701	219,970
Other interest	55,225	54,361
	2,052,750	3,080,446
Net loss in equity accounted companies	(18,571)	(14,115)
Net foreign currency losses	(7,470)	(12,288)
Earnings (loss) before the undernoted	(159,449)	79,577
Unusual items *(note 16)*	(295,434)	700,945
Income taxes (note 17)	89,477	(260,091)
Minority interest	233,508	(331,058)
Net earnings (loss)	$ (131,898)	$ 189,373
Earnings (loss) per retractable common share (note 18)		
Basic	$ (3.91)	$ 5.11
Diluted	$ (4.17)	$ 5.05

See accompanying notes to consolidated financial statements.

Consolidated Statements of Deficit

(in thousands of dollars)	Year ended December 31 2001	2000
Deficit at beginning of year		
As previously reported	$ (310,988)	$ (180,732)
Adjustment of prior years' deficit (note 2b)	—	(291,004)
As restated	(310,988)	(471,736)
Net earnings (loss)	(131,898)	189,373
	(442,886)	(282,363)
Dividends – retractable common shares	(20,216)	(22,177)
Premium on retraction of retractable common shares (notes 12 b) and 12 c))	(22,211)	(6,448)
Deficit at end of year	$ (485,313)	$ (310,988)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands of dollars)	Year ended December 31 2001	2000
CASH PROVIDED BY (USED FOR):		
Operating activities		
Cash flows provided by (used for) operations before the undernoted (note 19)	$ (120,211)	$ 153,579
Change in non-cash operating working capital	(144,429)	(82,456)
Cash used for discontinued operations	(1,367)	(1,914)
Other costs	(68,867)	(40,274)
	(334,874)	28,935
Financing activities		
Redemption and cancellation of capital stock	(273)	(700)
Redemption and cancellation of exchangeable shares	(317)	(5,133)
Capital stock of subsidiaries purchased for cancellation by subsidiaries	(71,767)	—
Issue of partnership units and common shares of subsidiaries	10,637	8,166
Decrease in long-term debt and deferred liabilities	(31,039)	(1,280,475)
Redemption of HCPH Special shares	—	(140,429)
Dividends	(20,216)	(22,177)
Dividends and distributions paid by subsidiaries to minority interest	(126,478)	(127,390)
	(239,453)	(1,568,138)
Investment activities		
Proceeds on disposal of fixed assets	157	18,813
Purchase of fixed assets	(91,406)	(112,661)
Proceeds on sale of investment in subsidiary	31,417	—
Proceeds on disposal of investments	919,567	87,465
Additions to investments	(99,040)	(92,735)
Additions to circulation	(3,920)	(37,667)
(Increase) decrease in other assets	(1,132)	779
Investment in newspaper operations	—	(175,376)
Proceeds on disposal of newspaper and magazine operations	376,865	2,016,885
	1,132,508	1,705,503
Effect of exchange rate changes on cash and cash equivalents	14,250	(6,825)
Increase in cash and cash equivalents	572,431	159,475
Cash and cash equivalents at beginning of year	233,916	74,441
Cash and cash equivalents at end of year	$ 806,347	$ 233,916
Cash flow provided by (used for) operations per retractable common share (note 18)		
Supplemental disclosure of investing and financing activities		
Interest paid	$ 153,972	$ 244,592
Income taxes paid	$ 122,087	$ 69,710

See accompanying notes to consolidated financial statements.

0085

Tabular amounts are in thousands of dollars except where noted – Years ended December 31, 2001 and 2000

1. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Basis of presentation

Hollinger Inc. publishes, prints and distributes newspapers and magazines in Canada, the United Kingdom, the United States of America, and Israel through subsidiaries and associates. In addition, Hollinger Inc. has developed a strategic online new media presence. The consolidated financial statements include the accounts of Hollinger Inc., its subsidiaries, other controlled entities and its pro rata share of assets, liabilities, revenues and expenses of joint ventures (collectively, "the Company"). The Company's significant subsidiaries and controlled entities are set out below:

	Percentage Owned 2001	2000
Hollinger International Inc. (Hollinger International)	36.0% [3]	47.5% [3]
The Sun-Times Company	36.0% [4]	47.5% [4]
Hollinger International Publishing Inc. (Publishing)	36.0% [4]	47.5% [4]
Jerusalem Post Publications Limited (Jerusalem Post)	100.0% [1]	100.0% [1]
Hollinger Canadian Publishing Holdings Co. (HCPH Co.) [2]	100.0% [1]	100.0% [1]
The National Post Company (National Post) (note 4c))	0.0% [1]	50.0% [1]
Telegraph Group Limited (Telegraph)	100.0% [1]	100.0% [1]
Hollinger Canadian Newspapers, Limited Partnership (Hollinger L.P.)	87.0% [1]	87.0% [1]

1 Percent owned by Hollinger International.

2 During 2001 HCPH Co. (formerly Hollinger Canadian Publishing Holdings Inc. (HCPHI) became the successor to the operations of XSTM Holdings (2000) Inc. (formerly Southam Inc. (Southam)).

3 *Represents the Company's equity interest in Hollinger International. The Company's voting percentage is 71.8% (2000, 73.3%).*

4 Represents the Company's equity interest through Hollinger International.

Foreign currency translation

The financial statements of foreign subsidiaries, all of which are self-sustaining, are translated using the current rate method, whereby all assets and liabilities are translated at year-end exchange rates, with items in the statement of earnings translated at the weighted average exchange rates for the year. Exchange gains or losses arising from the translation of balance sheet items are deferred and disclosed separately within shareholders' equity. These exchange gains or losses are not included in earnings unless they are actually realized through a reduction of the Company's net investment in the foreign subsidiary. Exchange gains or losses on the translation of exchangeable preference shares are deferred as they have been designated as a hedge of the Company's investment in the Hollinger International common shares for which they are exchangeable.

Cash equivalents

Cash equivalents consist of certain highly liquid investments with original maturities of three months or less.

Investments

Investments are accounted for at cost, except for investments in which the Company exercises significant influence which are accounted for by the equity method. Investments are written down when declines in value are considered to be other than temporary.

Inventory

Inventory, principally printing material, is valued at the lower of cost and net realizable value.

Fixed assets

Fixed assets are stated at cost. Cost represents the cost of acquisition or construction, including the direct costs of financing until the asset is ready for use.

Leases which transfer substantially all of the benefits and risks of ownership to the Company or its subsidiaries are recorded as assets, together with the obligations, based on the present value of future rental payments, excluding execution costs.

Fixed assets, including assets under capital leases, are depreciated over their estimated useful lives as follows:

Buildings	straight-line over 40 years
Machinery and equipment	straight-line over 4 to 20 years or 7% to 12% on the diminishing-balance basis
Leasehold interests	straight-line over the term of the lease ranging from 5 to 40 years

Circulation

Circulation represents the long-term readership of paid newspapers. The Company allocates a portion of the purchase price discrepancy in each business acquired to the cost of circulation and capitalizes costs incurred to increase the long-term readership. Circulation is being amortized on a straight-line basis over periods ranging from 10 to 40 years. The net book value of circulation would be written down if declines in value are considered to be other than temporary based upon expected undiscounted cash flows of the respective operation.

Goodwill

Goodwill represents the excess of the purchase consideration over fair value of net assets acquired at the time of acquisition and is amortized on a straight-line basis over 40 years. The net book value of goodwill would be written down to fair value when declines in value are considered to be other than temporary based upon expected undiscounted cash flows of the respective operation.

Deferred finance costs

Deferred finance costs consist of certain costs incurred in connection with debt financings. Such costs are amortized on a straight-line basis over the term of the related debt.

Derivative financial instruments

The Company is a limited user of derivative financial instruments to manage risks generally associated with interest rate and foreign currency exchange rate market volatility. The Company does not hold or issue derivative financial instruments for trading purposes. In 2000, amounts receivable under interest rate cap agreements were accrued as a reduction of interest expense and amounts payable were accrued as interest expense. Interest rate differentials on all other swap arrangements were accrued as interest rates changed over the contract periods. Amounts receivable under foreign currency forward purchase or sale agreements were accrued as foreign exchange gains and amounts payable were accrued as foreign exchange losses. In 2001, all derivatives are recorded at their fair value with changes in fair value reflected in the consolidated statement of operations, other than Hollinger International's forward share purchase contracts described in note 23b).

Stock-based compensation plans

The Company and certain of its subsidiaries have employee stock-based compensation plans. Compensation expense is not recognized on the grant or modification of options under these plans.

Employee benefit plans

The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The following policies are applied in accounting for employee benefit plans:

> The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

> For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

> Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

> The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the plans ranges from 8 to 17 years.

Tabular amounts are in thousands of dollars except where noted – Years ended December 31, 2001 and 2000

Income taxes

Future tax assets and liabilities are recognized for the future tax consequences attributable to the difference between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, investments, intangible assets, income taxes, restructuring, pensions and other post-retirement benefits, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

The Company holds minority interests in both publicly traded and not publicly traded Internet-related companies. Some of the publicly traded companies have highly volatile share prices. The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

The Company has significant intangible assets recorded in its accounts. Certain of the Company's newspapers operate in highly competitive markets. The Company has estimated the useful lives of its goodwill and identifiable intangible assets for these newspapers and its other newspapers, based on industry trends and existing competitive pressures. Future adverse changes in long-term readership patterns in its newspapers could result in a material impairment of its intangible assets in the future.

2. CHANGE IN ACCOUNTING POLICY

a) Effective January 1, 2001, the Company adopted, retroactively with restatement, the recommendations of The Canadian Institute of Chartered Accountants ("CICA") Section 3500 with respect to earnings per share. Under the revised standard, the treasury stock method is used instead of the imputed earnings approach for determining the dilutive effect of options, issued warrants or other similar instruments.

The change in the method of calculation of earnings per share did not impact the previously reported basic earnings per share for 2000. Diluted earnings per share for 2000 were increased from $4.48 per share to $5.05 per share.

b) Effective January 1, 2000, CICA changed the accounting standard relating to the accounting for income taxes. The new standard adopted the liability method of accounting for future income taxes. Prior to January 1, 2000, income tax expense was determined using the deferral method.

The Company adopted the new income tax accounting standard retroactively on January 1, 2000, and did not restate the financial statements of any prior periods. As a result, the Company has recorded an increase to deficit of $291,004,000, an increase to the future tax liability of $516,113,000 and a decrease to minority interest of $225,109,000 as at January 1, 2000.

0088

3. RESTRICTED CASH

Cash and cash equivalents at December 31, 2001 includes US$7,500,000 ($11,944,000) of cash deposited with an escrow agent under the terms of one of Hollinger International's total return equity swap agreements (note 23b)), which expires in 2002.

In addition, US$5,000,000 ($7,963,000) of cash has been secured as collateral for Hollinger International's US$5,000,000 Restated Credit Facility (note 9b)) under which no amounts were permitted to be borrowed at December 31, 2001. This cash balance is included in cash and cash equivalents at December 31, 2001.

4. ACQUISITIONS AND DISPOSITIONS

a) In January 2001, Hollinger L.P. completed the sale of UniMédia Company to Gesca Limited, a subsidiary of Power Corporation of Canada, for cash consideration. The publications sold represented the French language newspapers of Hollinger L.P. including three paid circulation dailies and 15 weeklies published in Quebec and Ontario. A pre-tax gain of approximately $75.1 million was recognized on this sale (note 16).

b) In two separate transactions in July and November 2001, the Company and Hollinger L.P. completed the sale of most of its remaining Canadian newspapers to Osprey Media Group Inc. ("Osprey") for total cash proceeds of approximately $255.0 million plus closing adjustments primarily for working capital. Included in these sales were community newspapers in Ontario such as *The Kingston Whig-Standard*, *The Sault Star*, the *Peterborough Examiner*, the *Chatham Daily News* and *The Observer* (Sarnia). Pre-tax gains of approximately $1.5 million were recognized on these sales (note 16). The former Chief Executive Officer of Hollinger L.P. is a minority shareholder of Osprey. The Company's independent directors have approved the terms of these transactions.

In connection with the two sales of Canadian newspaper properties to Osprey in 2001, to satisfy a closing condition, the Company, Hollinger International, Lord Black of Crossharbour, PC(C), OC, KCSG and three senior executives entered into non-competition agreements with Osprey pursuant to which each agreed not to compete directly or indirectly in Canada with the Canadian businesses sold to Osprey for a five-year period, subject to certain limited exceptions, for aggregate consideration of $7.9 million. Such consideration was paid to Lord Black and the three senior executives and has been approved by Hollinger International's independent directors.

c) In August 2001, the Company entered into an agreement to sell to CanWest Global Communications Corp. ("CanWest") its 50% interest in the National Post. In accordance with the agreement, the Company's representatives resigned from their executive positions at the National Post effective September 1, 2001. Accordingly, from September 1, 2001, the Company had no influence over the operations of the National Post and the Company no longer consolidates or records on an equity basis its share of earnings or losses. The results of operations of the National Post are included in the consolidated results to August 31, 2001. A pre-tax loss of approximately $120.7 million was recognized on the sale and is included in unusual items (note 16).

d) During 2001, Hollinger International converted all of its Series C Preferred Stock which was held by the Company, at the conversion ratio of 8.503 shares of Hollinger International Class A Common Stock per share of Series C Preferred Stock into 7,052,464 Class A Common Stock. The 7,052,464 shares of Class A Common Stock of Hollinger International were subsequently purchased for cancellation by Hollinger International for a total of US$92.2 million ($143.8 million). The purchase price per share was 98% of the closing price of the Class A shares and was approved by Hollinger International's independent directors. The Company used the proceeds to reduce its bank indebtedness by $142.0 million (note 8).

On September 27, 2001, Hollinger International redeemed 40,920 shares of its Series E Preferred Stock held by the Company at their stated redemption price of $146.63 per share for a total cash payment of $6.0 million.

In December 2001, the Company sold 2,000,000 shares of Hollinger International Class A Common Stock to third parties for total cash proceeds of $31,400,000.

The above transactions, together with the retraction of retractable common shares of the Company in exchange for Hollinger International common shares (note 12b)) and the retraction of Series II preference shares of the Company for Hollinger International shares (note 10a)), resulted in a total pre-tax gain on the effective sales of the Hollinger International shares of $59,449,000 (note 16).

--0089

Tabular amounts are in thousands of dollars except where noted – Years ended December 31, 2001 and 2000

e) On November 16, 2000, Hollinger International and its affiliates, Southam and Hollinger L.P. ("Hollinger Group") completed the sale of most of its Canadian newspapers and related assets to CanWest. Included in the sale were the following assets of the Hollinger Group:

> a 50% interest in National Post, with Hollinger International continuing as managing partner;

> the metropolitan and a large number of community newspapers in Canada (including the *Ottawa Citizen*, *The Vancouver Sun*, *The Province* (Vancouver), the *Calgary Herald*, the *Edmonton Journal*, *The Gazette* (Montreal), *The Windsor Star*, the *Regina Leader Post*, the *Star Phoenix* and the *Times-Colonist* (Victoria)); and

> the operating Canadian Internet properties, including canada.com.

The sale resulted in the Hollinger Group receiving approximately $1.7 billion cash, approximately $425 million in voting and non-voting shares of CanWest at fair value, and subordinated non-convertible debentures of a holding company in the CanWest group with a fair value of approximately $697 million. The aggregate sale price of these properties at fair value was approximately $2.8 billion, plus closing adjustments for working capital at August 31, 2000 and cash flow and interest for the period September 1 to November 16, 2000 which in total was estimated as an additional $63 million at December 31, 2000. The cash proceeds were used to pay down outstanding debt on Hollinger International's Bank Credit Facility (note 9). The sale resulted in a pre-tax gain of approximately $566.0 million in 2000 which was included in unusual items (note 16).

In 2001, certain of the closing adjustments were finalized, resulting in an additional pre-tax gain in 2001 of approximately $29.1 million which is included in unusual items (note 16). At December 31, 2001, approximately $57.3 million in respect of closing adjustments remained due to the Company and are included in accounts receivable. Certain closing adjustments have not yet been finalized. Management expects such adjustments to be finalized in 2002.

In connection with the sale to CanWest, Ravelston Corporation Limited ("Ravelston"), a holding company controlled by Lord Black, entered into a management services agreement with CanWest and National Post pursuant to which it agreed to continue to provide management services to the Canadian businesses sold to CanWest in consideration for an annual fee of $6 million payable by CanWest. In addition, CanWest will be obligated to pay Ravelston a termination fee of $45 million, in the event that CanWest chooses to terminate the management services agreement or $22.5 million, in the event that Ravelston chooses to terminate the agreement (which cannot occur before December 31, 2002). Also, as required by CanWest as a condition to the transaction, the Company, Ravelston, Hollinger International, Lord Black and three senior executives entered into non-competition agreements with CanWest pursuant to which each agreed not to compete directly or indirectly in Canada with the Canadian businesses sold to CanWest for a five-year period, subject to certain limited exceptions, for aggregate consideration of $80 million paid by CanWest in addition to the purchase price referred to above, of which $38 million was paid to Ravelston and $42 million was paid to Lord Black and the three senior executives. The independent directors of Hollinger International have approved the terms of these payments.

f) On November 1, 2000, Southam converted the convertible promissory note in Hollinger L.P. in the principal amount of $225,753,000 into 22,575,324 limited partnership units of Hollinger L.P., thereby increasing Hollinger International's interest in Hollinger L.P. to 87.0%.

g) During 2000, Hollinger International sold most of its remaining U.S. community newspaper properties, including 11 paid dailies, three paid non-dailies and 31 free distribution publications for total proceeds of approximately US$215,000,000 ($325,166,000). Pre-tax gains totalling $75,114,000 were recognized on these sales and were included in unusual items in 2000 (note 16).

In connection with the sales of United States newspaper properties in 2000, to satisfy a closing condition, Hollinger International, Lord Black and three senior executives entered into non-competition agreements with the purchasers pursuant to which each agreed not to compete directly or indirectly in the United States with the United States businesses sold to the purchasers for a fixed period, subject to certain limited exceptions, for aggregate consideration paid in 2001 of US$600,000 ($917,000). These amounts were in addition to the aggregate consideration paid in respect of these non-competition agreements in 2000 of US$15.0 million ($22.5 million). All such amounts were paid to Lord Black and the three senior executives. The independent directors of Hollinger International have approved the terms of these payments.

h) Included in the dispositions described in note 4g), during 2000 Hollinger International sold four U.S. community newspapers for an aggregate consideration of US$38.0 million ($56.5 million) to Bradford Publishing Company, a Company formed by a former U.S. Community Group executive and in which some of Hollinger International's directors are shareholders. The terms of this transaction were approved by the independent directors of Hollinger International.

i) On February 17, 2000, Interactive Investor International, in which Hollinger International owned 51.7 million shares or a 47% equity interest, completed its initial public offering ("IPO") issuing 52 million shares and raising £78,000,000 ($181,000,000). The IPO reduced Hollinger International's equity ownership to 33% and resulted in a dilution gain of $25,775,000 for accounting purposes. Subsequently, Hollinger International sold five million shares of its holding, reducing its equity interest to 28.5% and resulting in a pre-tax gain in 2000 of $2,400,000. Both the dilution gain and gain on sale were included in unusual items in 2000 (note 16). The balance of the investment was sold in 2001 resulting in an additional pre-tax gain in 2001 of $14.7 million (note 16).

j) During 2001, Hollinger International transferred two publications to Horizon Publications Inc. in exchange for net working capital. Horizon Publications Inc. is managed by former Community Group executives and controlled by certain members of the Board of Directors of Hollinger International. The terms of these transactions were approved by the independent directors of Hollinger International.

k) In December 2000, Hollinger International acquired four paid daily newspapers, one paid non-daily and 12 free distribution publications in the Chicago suburbs for total cash consideration of US$111,000,000 ($166,744,000). Of the aggregate purchase price, $78,781,000 was ascribed to circulation and $48,244,000 to goodwill.

All of the Company's acquisitions have been accounted for using the purchase method with the results of operations included in these consolidated financial statements from the dates of acquisition.

The details of the acquisitions including those detailed above are as follows:

	2001	2000
Assets acquired, at fair value		
Current assets	$ —	$ 19,444
Fixed assets	—	51,724
Circulation	—	78,781
Goodwill and other assets	—	57,418
	—	207,367
Less liabilities assumed		
Current liabilities	—	16,269
Long-term liabilities	—	15,722
	—	31,991
Net cost of investments	$ —	$ 175,376

Certain amounts ascribed to assets acquired and liabilities assumed are subject to revision once final appraisals and estimates are complete.

0091

Tabular amounts are in thousands of dollars except where noted – Years ended December 31, 2001 and 2000

5. INVESTMENTS

		2001		2000
Associated companies, at equity				
The Company				
Cayman Free Press Ltd. – 40% interest	$	11,245	$	10,263
Telegraph				
Trafford Park Printers Limited (Trafford Park), West Ferry Printers Limited (West Ferry), Newsprint Management & Supply Services Limited (NMSS) and handbag.com Limited (handbag) joint ventures – 50% interests		29,110		15,240
Internet related investments		8,205		39,147
Other		1,490		1,232
		50,050		65,882
Other non-marketable investments, at cost				
CanWest debentures b)		72,259		713,325
Internet related investments		78,272		109,298
Other		59,912		44,637
		210,443		867,260
Marketable investments, at cost				
CanWest shares a)		—		425,052
Internet related equity investments		6,680		8,653
		6,680		433,705
	$	267,173	$	1,366,847

a) CanWest shares at December 31, 2000 consisted of 2,700,000 multiple voting preferred shares and 27,000,000 non-voting shares each of CanWest. The non-voting shares were publicly traded and the multiple voting shares were not publicly traded but were convertible into non-voting shares at the rate of 0.15 non-voting share for each voting preferred share or a total additional 405,000 non-voting shares. The non-voting shares and voting preferred shares represented an approximate 15.6% equity interest and 5.7% voting interest in CanWest. On November 28, 2001, Hollinger International sold the 2,700,000 multiple voting preferred shares and 27,000,000 non-voting shares in CanWest for total cash proceeds of approximately $271.3 million. The sale resulted in a realized pre-tax loss of $157.5 million which is included in unusual items (note 16).

b) The CanWest debentures at December 31, 2000 had a principal face value of $767 million and represented part of the proceeds for the sale of properties to CanWest of $750 million and interest accrued from August 31, 2000 to November 16, 2000 of $17 million. The debentures were recorded at their fair value on November 16, 2000, of $713.3 million. Interest is calculated, compounded and payable semi-annually in arrears at a rate of 12.125% per annum. At any time prior to November 5, 2005 CanWest may elect to pay interest on the debentures by way of non-voting shares of CanWest, debentures in substantially the same form as the CanWest debentures, or cash. Subsequent to November 5, 2005 interest shall be paid in cash. The debentures are due November 15, 2010.

During 2001, Hollinger International received additional CanWest debentures in the amount of $67.1 million in payment of the interest due on existing debentures. These debentures have been recorded at their fair value at the time they are received.

As part of its agreement with CanWest, Hollinger International is prohibited from selling the CanWest debentures prior to May 15, 2003. In order to monetize this investment, in August and December 2001, Hollinger International sold participation interests in $540.0 million and $216.8 million principal amounts of CanWest debentures to a special purpose trust ("Participation Trust"). Units of the Participation Trust were sold by the Participation Trust to arm's length third parties. These transactions resulted in net cash proceeds to Hollinger International of $621.8 million and have been accounted for as sales of CanWest debentures. The net loss on these transactions amounted to $97.4 million and has been included in unusual items (note 16).

Hollinger International has not retained an interest in the Participation Trust nor does it have any ongoing involvement in the Participation Trust. The Participation Trust and its investors have no recourse to Hollinger International's other assets in the event that CanWest defaults on its debentures. Under the terms of the Participation Trust, the interest payments received by Hollinger International in respect of the underlying CanWest debentures will be paid to the Participation Trust. However, after May 15, 2003, Hollinger International may be required to deliver to the Participation Trust CanWest debentures with a face value equivalent to US$490.5 million. Given that the CanWest debentures are denominated in Canadian dollars, Hollinger International has entered into a forward foreign exchange contract to mitigate part of its currency exposure. The foreign currency contract requires Hollinger International to sell $666.6 million on May 15, 2003 at a forward rate of 0.6423. The mark to market gain on the forward contract and the foreign exchange loss on the residual obligation have resulted in a net foreign currency loss to Hollinger International at December 31, 2001 of $691,000. This amount has been charged to earnings and the net liability is included in deferred credits (note 11).

In addition, in accordance with the terms of the participation agreement, Hollinger International cannot transfer to an unaffiliated third party, until at least November 4, 2005, the equivalent of US$50.0 million ($79.6 million at December 31, 2001) principal amount of CanWest debentures.

6. CAPITAL ASSETS

	2001	2000
Cost		
Land	$ 54,878	$ 60,689
Buildings and leasehold interests	326,449	348,355
Machinery and equipment	803,345	826,240
Circulation	1,609,837	1,848,531
	2,794,509	3,083,815
Accumulated depreciation and amortization		
Buildings and leasehold interests	58,680	61,631
Machinery and equipment	459,491	460,427
Circulation	353,811	317,513
	871,982	839,571
Net book value	$ 1,922,527	$ 2,244,244
Owned assets		
Cost	$ 2,507,844	$ 2,806,252
Accumulated depreciation and amortization	684,051	673,897
Net book value	$ 1,823,793	$ 2,132,355
Leased assets		
Cost	$ 286,665	$ 277,563
Accumulated depreciation and amortization	187,931	165,674
Net book value	$ 98,734	$ 111,889

In 2001, depreciation and amortization of capital assets totalled $137,885,000 (2000, $201,192,000). Hollinger International capitalized interest in 2001 amounting to $129,000 (2000, $4,653,000) related to the construction and equipping of production facilities for its newspaper in Chicago.

Tabular amounts are in thousands of dollars except where noted – Years ended December 31, 2001 and 2000

7. GOODWILL AND OTHER ASSETS

	2001	2000
Goodwill, net of amortization of $24,166,000 (2000, $26,039,000)	$ 174,324	$ 262,037
Deferred pension asset (note 21)	65,294	1,930
Deferred finance costs, net of amortization of $36,512,000 (2000, $40,738,000)	52,484	62,361
Deferred start-up and other costs, net of amortization of $5,124,000 (2000, $5,532,000)	2,839	1,927
Deferred foreign exchange loss on exchangeable shares (note 10)	1,446	2,177
	$ 296,387	$ 330,432

In 2001, amortization of goodwill and deferred start-up and other costs totalled $6,831,000 (2000, $18,740,000). In 2001, amortization of deferred finance costs, included in interest expense, totalled $18,648,000 (2000, $18,504,000).

8. BANK INDEBTEDNESS

	2001	2000
The Company	$ 129,475	$ 312,000

The Company's bank indebtedness is secured by Hollinger International shares owned by the Company and bears interest at the bankers' acceptance (B.A.) rate plus 3.5% to 5.0% (2000, B.A. rate plus 2.125% to 5.0%). As at December 31, 2001, the Company's credit facility provides for up to $130,400,000 in borrowings.

Under the terms of the Company's credit facility, the Company is required to meet certain financial covenants. At December 31, 2001, the Company was not in compliance with one of these covenants and the loan is due on demand. The Company is in the process of renegotiating its credit facility.

During 2001, the Company reduced its bank indebtedness by $142,000,000 with proceeds from the sale to Hollinger International for cancellation of 7.1 million of its Class A common shares (note 4d)). During January 2002, the Company sold a further 2,000,000 Class A common shares of Hollinger International and bank indebtedness was reduced by an additional $38,500,000.

9. LONG-TERM DEBT

	2001	2000
Hollinger International		
Senior Notes due 2005 (US$ 260,000,000)	$ 414,050	$ 389,864
Senior Subordinated Notes due 2006 (US$ 250,000,000)	398,125	374,869
Senior Subordinated Notes due 2007 (US$ 290,000,000)	461,825	434,848
Other	16,933	19,600
Other	28,448	22,801
Obligations under capital leases		
Printing joint ventures	37,914	30,944
Other	7,433	3,994
	1,364,728	1,276,920
Less current portion included in current liabilities	10,020	13,186
	$ 1,354,708	$ 1,263,734

a) i) In February 1996, Hollinger International Publishing Inc. ("Publishing"), a wholly owned subsidiary of Hollinger International, issued US$250,000,000 of 9.25% Senior Subordinated Notes ("Subordinated Notes"). Interest on the Subordinated Notes is payable semi-annually on February 1 and August 1 of each year. The Subordinated Notes mature on February 1, 2006 and are redeemable at the option of Publishing, in whole or in part, at any time on or after February 1, 2001, at set redemption prices based on a percentage of the principal plus accrued and unpaid interest, if any, to the date of redemption. The Subordinated Notes are guaranteed by Hollinger International.

ii) In March, 1997, Publishing issued US$260,000,000 of Senior Notes due 2005 (the "Senior Notes") and US$290,000,000 of Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes") both of which are guaranteed by Hollinger International.

The Senior Notes are unsecured senior obligations of Publishing and rank pari passu with all other senior indebtedness of Publishing, including Publishing's bank credit facilities. The Senior Notes mature on March 15, 2005 and bear interest at 8.625% per annum. The Senior Subordinated Notes are unsecured senior subordinated obligations of Publishing and rank pari passu with all other senior subordinated indebtedness of Publishing, including its existing 9.25% Subordinated Notes due 2006. The Senior Subordinated Notes mature on March 15, 2007 and bear interest payable semi-annually at a rate of 9.25% per annum.

The Indentures relating to the Senior Notes, the Subordinated Notes and the Senior Subordinated Notes contain financial covenants and negative covenants that limit Publishing's ability to, among other things, incur indebtedness, pay dividends or make other distributions on its capital stock, enter into transactions with related companies, and sell assets, including stock of a restricted subsidiary.

As at December 31, 2001, Hollinger International does not meet a financial test set out in the Trust Indentures for Publishing's Senior Notes, Subordinated Notes and Senior Subordinated Notes. As a result, Publishing and its subsidiaries are unable to incur additional indebtedness, make restricted investments, make advances, pay dividends or make other distributions on their capital stock.

b) In June 2000, Publishing, HCPH, Telegraph, Southam, HIF Corp., a wholly owned subsidiary of Publishing and a group of financial institutions increased the term loan component of the Fourth Amended and Restated Credit Facility ("Restated Credit Facility") by US$100,000,000 to US$975,000,000. On November 16, 2000, using the proceeds from the CanWest transaction (note 4e)) US$972,000,000 of borrowings were repaid and the Restated Credit Facility was reduced to US$5,000,000. The Restated Credit Facility is secured by the collateralization of US$5,000,000 of Hollinger International's positive cash balance (note 3). At December 31, 2001 and 2000, no amounts were owing under the Restated Credit Facility. As noted in a) above, no amounts could be borrowed under this facility.

In 2001, Hollinger International entered into a new short-term credit facility in the amount of US$120,000,000. Amounts borrowed under this facility were repaid during 2001.

c) A subsidiary company had converted a portion of its variable rate interest exposure to fixed rate by entering into a ten-year $25,000,000 fixed rate interest swap at 8.7%, maturing May 2004. During 2000, $12,500,000 of this fixed interest rate swap was repaid. Interest is paid at the fixed rate and received based on the three-month bankers' acceptance rate, which is reset quarterly, on the notional principal.

d) Principal amounts payable on long-term debt, excluding obligations under capital leases, for each of the five years subsequent to December 31, 2001 are as follows:

2002	$	2,358
2003	$	10,954
2004	$	9,906
2005	$	423,403
2006	$	404,552
Thereafter	$	468,208

- -0095

Tabular amounts are in thousands of dollars except where noted – Years ended December 31, 2001 and 2000

e) Minimum lease commitments, together with the present value of obligations under capital leases, are as follows:

2002	$	9,594
2003		10,021
2004		8,416
2005		5,876
2006		5,876
Subsequent		15,456
Total future minimum lease payments		55,239
Less imputed interest and executory costs		(9,892)
		45,347
Less current portion included in current liabilities		(7,662)
Present value of minimum lease payments discounted at an average rate of 6.4%	$	37,685

10. EXCHANGEABLE SHARES

		2001		2000
5,366,979 Series II preference shares (2000, 8,080,482)	$	46,000	$	88,481
10,147,225 Series III preference shares (2000, 10,147,225)		101,472		101,472
	$	147,472	$	189,953

		Series II		Series III		HCPH Special Shares		Total
Balance, January 1, 2000	$	129,168	$	104,622	$	51,421	$	285,211
Redeemed/retracted		(69,502)		(3,150)		(54,482)		(127,134)
Accretion		—		—		3,061		3,061
Unrealized loss		28,815		—		—		28,815
Balance, December 31, 2000		88,481		101,472		—		189,953
Redeemed/retracted		(27,135)		—		—		(27,135)
Unrealized gain		(15,346)		—		—		(15,346)
Balance, December 31, 2001	$	46,000	$	101,472	$	—	$	147,472

a) The Series II preference shares are exchangeable Non-Voting Preference shares issued at $10.00 per share. On May 12, 1999, the Series II preference shares became redeemable at the holder's option for 0.46 of a Class A common share of Hollinger International for each Series II preference share. The Company has the option to make a cash payment of equivalent value on the redemption of any of the Series II preference shares. Each Series II preference share entitles the holder to a dividend equal to the amount of any dividend on 0.46 of a Class A common share of Hollinger International (less any U.S. withholding tax thereon payable by the Company or any subsidiary).

During 2001, a total of 2,685,465 Series II preference shares were retracted in exchange for 1,235,312 of Hollinger International Class A common shares which, together with the retraction of retractable common shares in exchange for Hollinger International common shares (note 12b)) and the Hollinger International share redemptions and sales described in note 4d), resulted in a gain on effective sale of Hollinger International shares of $59,449,000 (note 16). In addition, 28,038 Series II preference shares were retracted for the cash equivalent value of 0.46 of a Class A common share of Hollinger International at the time of retraction, which totalled $317,000.

During 2000, a total of 6,710,817 Series II preference shares were retracted in exchange for 3,086,971 Hollinger International Class A common shares which, together with the retraction of retractable common shares in exchange for Hollinger International common shares (note 12c)), resulted in a gain on effective sale of Hollinger International shares of $28,450,000 (note 16). In addition, 239,435 Series II preference shares were retracted for the cash equivalent value of 0.46 of a Class A common share of Hollinger International at the time of retraction, which totalled $2,385,000.

The Series II preference shares represent a financial liability and are recorded in the accounts at their fair value, being the market value of the Class A common shares of Hollinger International for which they are exchangeable. At December 31, 2001, the market value of the Class A common shares of Hollinger International into which the 5,366,979 Series II preference shares are exchangeable was $46,000,000 or $7,670,000 less than issue price. At December 31, 2000, the market value of the Class A common shares of Hollinger International into which the 8,080,482 Series II preference shares were exchangeable was $88,481,000 or $7,676,000 million greater than the issue price.

The cumulative deferred unrealized losses/gains have been designated as a hedge of the Company's investment in Hollinger International common shares, which it intends to deliver in future preference share retractions, if any. Delivery of Hollinger International common shares on such retractions would result in a dilution gain to the Company which would be included in unusual items.

b) The Series III preference shares provide for a mandatory redemption on the fifth anniversary of issue being April 30, 2004 for $10.00 cash per share (plus unpaid dividends) and an annual cumulative dividend, payable quarterly, of $0.70 per share per annum (or 7%) during the five-year term. The Company has the right at its option to redeem all or any part of the Series III *preference shares at any time after three years, being April 30, 2002, for $10.00 cash per share (plus unpaid dividends).* Holders have the right at any time to retract Series III preference shares for a retraction price payable in cash which, until April 30, 2003, fluctuates by reference to two benchmark Government of Canada bonds having a comparable yield and term to the shares, and during the year ending April 30, 2004 the retraction price will be $9.50 per share (plus unpaid dividends in each case).

During 2000, 315,000 Series III preference shares were retracted for cash of $2,748,000. The resulting gain of $402,000 was included in unusual items (note 16).

c) The HCPH Special shares, issued in 1997, represented a financial liability of the Company which was hedged by the Company's investment in Class A common shares of Hollinger International. In June 2000, the Company exercised its option to pay cash on the mandatory exchange of these Special shares in the amount of US$36.8 million (note 11a)). The previously deferred foreign exchange loss arising from translating the U.S. dollar obligation was written off to unusual items (note 16).

11. MINORITY INTEREST AND DEFERRED CREDITS

	2001	2000
Minority interest in subsidiaries	$ 804,409	$ 1,192,041
Deferred gains	3,189	5,357
Pension and other benefit obligations (note 21)	74,615	65,712
Other deferred credits (note 5b))	691	—
	$ 882,904	$ 1,263,110

a) In connection with the acquisition of Southam shares in 1997, HCPH issued 6,552,425 Special shares valued at $10.00 per share at the time of issue. In accordance with the terms of these shares, Hollinger International was required to deliver cash or common shares of Hollinger International upon the exchange of the Special shares and accordingly, they did not represent a financial liability of the Company. These shares were exchangeable at the option of the holder at any time prior to June 26, 2000, into newly issued Class A subordinate voting shares of Hollinger International. On June 12, 2000, Hollinger International exercised its option to pay cash on the mandatory exchange of the HCPH Special shares. Pursuant to the terms of the indenture governing the Special shares, each Special share was exchanged for cash of US$8.88 resulting in a payment to Special shareholders of US$58.2 million.

Tabular amounts are in thousands of dollars except where noted – Years ended December 31, 2001 and 2000

h) Deferred gains represent a lease inducement, which is being recognized in income over the term of the lease, and a portion of the gain arising on the Telegraph's transfer of certain equipment to the Trafford Park joint venture, which is being recognized in income as the assets are depreciated and/or sold by the joint venture.

12. CAPITAL STOCK

	2001	2000
Authorized		
Unlimited number of retractable common shares and an unlimited number of preference shares		
Issued and fully paid		
Preference shares		
5,366,979 Series II (2000, 8,080,482) (note 10)	$ —	$ —
10,147,225 Series III (2000, 10,147,225) (note 10)	—	—
Retractable common shares		
32,068,937 (2000, 36,374,487)	271,774	308,263
	$ 271,774	$ 308,263

a) The retractable common shares have terms equivalent to common shares, except that they are retractable at any time by the holder for their retraction price. The Company has the right to settle the retraction price by cash payment or delivery of common shares of Hollinger International of equivalent value. The retraction price determined each quarter (or, in certain specific cases more frequently) is between 90% and 100% of the Company's current value, being the aggregate fair market value of all of its assets less the aggregate of (i) the maximum amount payable at such date by the Company on its liquidation, dissolution or winding-up in respect of any outstanding preference shares other than the retractable shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale by Hollinger of all or substantially all of its assets, which in the opinion of the Board would not be refundable at such date, divided by the number of retractable common shares outstanding on such date.

b) During 2001, 20,015 retractable common shares were retracted for cash amounts ranging between $8.00 and $14.50 per share for total cash consideration of $273,000. In addition, a further 1,809,500 and 2,476,035 retractable common shares were retracted for $14.50 and $13.00 per share, respectively, and were settled with the delivery of an aggregate of 2,570,002 Hollinger International Class A common shares. This, together with the retraction of Series II preference shares for Hollinger International shares (note 10a)) and the Hollinger International share redemptions and sales described in note 4d), resulted in a gain on effective sale of the Hollinger International shares of $59,449,000 (note 16). The total retractions in 2001 of 4,305,550 retractable common shares resulted in a premium on retraction of $22,211,000 which has been charged to deficit.

c) During 2000, 13,210 and 33,918 retractable common shares were retracted for cash of $10.00 per share and $16.75 per share, respectively. In addition, a further 51,100 and 723,700 retractable common shares were retracted for $11.50 and $16.75, respectively, and were settled with the delivery of 554,927 Hollinger International Class A common shares. This, together with the retraction of Series II preference shares for Hollinger International shares (note 10a)), resulted in a gain on effective sale of the Hollinger International shares of $28,450,000 (note 16). The total retractions in 2000 of 821,928 retractable common shares resulted in premium on retraction of $6,448,000 which has been charged to deficit.

d) The Company has one Executive Share Option Plan ("Plan"), under which the Company may grant options to certain key executives of the Company, its subsidiary or affiliated companies or its parent company, for up to 5,560,000 retractable common shares.

These options give the holder the right to purchase, subject to the executives' entitlement to exercise, one retractable common share of the Company for each option held. The options are exercisable to the extent of 25% thereof at the end of each of the first through fourth years following granting, on a cumulative basis. Options expire six years after the date of grant. Unexercised options expire one month following the date of termination of the executives' employment, except in the case of retirement at normal retirement age, death or certain offers made to all or substantially all of the holders of retractable common shares of the Company, in which events, all unexercised options become exercisable in full.

--0098

The following table summarizes information about the Plan.

	2001			2000		
	Shares	Weighted average exercise price		Shares	Weighted average exercise price	
Options outstanding at beginning and end of year	928,000	$	13.72	928,000	$	13.72
Options exercisable at end of year	696,000	$	13.72	464,000	$	13.72

Options outstanding at December 31, 2001 had a weighted average remaining contractual life of three years.

13. EQUITY ADJUSTMENT FROM FOREIGN CURRENCY TRANSLATION

As described in note 1 under "Foreign currency translation," this amount results principally from the accounting treatment for self-sustaining foreign subsidiaries. The change in the amount from December 31, 2000 to December 31, 2001 primarily reflects the strengthening of the Canadian dollar against the British pound and the weakening of the Canadian dollar against the U.S. dollar. The amount at December 31, 2001 is unrealized and bears no relationship to the underlying value of the Company's investment in foreign subsidiaries.

14. COMMITMENTS

Future minimum lease payments subsequent to December 31, 2001 under operating leases are as follows:

2002	$	23,087
2003	$	21,187
2004	$	20,205
2005	$	18,817
2006	$	16,250
2007 and subsequent	$	150,373

15. CONTINGENCIES

a) The Telegraph has guaranteed to third parties, the joint venture partners' share of operating lease obligations of both the West Ferry and Trafford Park joint ventures, which amounted to $1,911,000 (£825,000) at December 31, 2001. These obligations are also guaranteed jointly and severally by each joint venture partner.

b) A number of libel and other legal actions against the Company are outstanding. The Company believes there are valid defences to these proceedings or sufficient insurance to protect it from material loss.

c) In connection with Hollinger International's insurance program, letters of credit are required to support certain projected workers' compensation obligations. At December 31, 2001, letters of credit in the amount of $959,000 were outstanding.

- -0099

Tabular amounts are in thousands of dollars except where noted – Years ended December 31, 2001 and 2000

16. UNUSUAL ITEMS

	2001	2000
Net gain on dilution of investments (note 4i))	$ —	$ 25,775
Gain (loss) on sale of investments (notes 4i) and 5)	(240,060)	47,921
Gain on sale of interest in Hollinger International (notes 4d), 10a) and 12b))	59,449	28,450
Net gain (loss) on sales of Publishing interests	(22,963)	697,871
Write-off of financing fees	—	(16,088)
New Chicago plant pre-operating costs	(7,237)	(10,097)
Write-off of investments	(79,943)	(31,381)
Decrease in pension valuation allowance (note 21)	58,704	—
Realized loss on total return equity swap (note 23b))	(29,646)	—
Pension and post retirement plan liability adjustment	(16,823)	—
Redundancy, rationalization and other costs	(16,915)	(41,506)
	$ (295,434)	$ 700,945

The income tax recovery related to unusual items amounted to $76,849,000 (2000, income tax expense of $229,812,000) and the minority interest recovery in unusual items after income taxes amounted to $144,634,000 (2000, minority interest expense of $251,628,000), resulting in net loss from unusual items after income taxes and minority interest of $73,951,000 (2000, net income of $219,505,000).

17. INCOME TAXES

Income tax expense (recovery) attributable to income from continuing operations consists of:

	2001	2000
Current	$ 56,304	$ 617,694
Future	(145,781)	(357,603)
	$ (89,477)	$ 260,091

The income tax expense in the consolidated statement of earnings varies from the amount that would be computed by applying the basic federal and provincial income tax rates to earnings (loss) before income taxes and minority interest as shown in the following table:

	2001	2000
Earnings (loss) before income taxes and minority interest	$ (454,883)	$ 780,522
Basic income tax rate	41.75%	43.95%
Computed income tax expense (recovery)	$ (189,914)	$ 343,039
Increase (decrease) in income tax expense (recovery) resulting from:		
Different tax rate on earnings of subsidiaries	22,075	(83,949)
Tax gain in excess of book gain (gains not taxable)	24,293	(244,030)
Large Corporations Tax	940	15,531
Potential tax benefit of current year's losses not recorded	42,841	29,255
Minority interest earnings in Hollinger L.P.	(2,001)	(26,669)
Permanent differences	12,289	226,914
Income tax expense (recovery)	$ (89,477)	$ 260,091
Effective tax rate	19.7%	33.3%

The Company's Canadian subsidiaries have operating losses carried forward for tax purposes of approximately $77,866,000, the tax benefit of which has not been reflected in the accounts. These losses expire as follows:

2004	$	5,757
2005		15,898
2006		75
2007		19,135
2008		37,001
	$	77,866

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

	2001	2000
Future tax assets:		
Compensation and accrued pension	$ 27,926	$ 31,845
Net operating loss carryforwards	127,753	81,081
Other	13,666	—
Gross future tax assets	169,345	112,926
Less valuation allowance	(28,539)	(38,903)
Net future tax assets	140,806	74,023
Deferred tax liabilities:		
Property, plant and equipment, principally due to differences in depreciation	81,369	51,884
Intangible assets, principally due to differences in basis and amortization	469,564	558,912
Long-term advances under printing contract	20,801	21,661
Deferred gain on exchange of assets	56,009	69,272
Other	—	21,496
Gross future tax liabilities	627,743	723,225
Net future taxes	$ 486,937	$ 649,202

18. EARNINGS (LOSS) AND CASH FLOWS (LOSS) PER RETRACTABLE COMMON SHARE

The following table reconciles the numerator and denominator for the calculation of basic and diluted earnings (loss) per share for the years ended December 31, 2001 and 2000:

Year Ended December 31, 2001	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	(in thousands, except per share data)		
Basic EPS			
Net loss available to common shareholders	$ (131,898)	33,740	$ (3.91)
Effect of dilutive securities			
Stock options of subsidiary	(8,651)	—	
Diluted EPS			
Net loss available to common shareholders	$ (140,549)	33,740	$ (4.17)

Year Ended December 31, 2000		Income (Numerator)	Shares (Denominator)		Per-Share Amount
Basic EPS		(in thousands, except per share data)			
Net earnings available to common shareholders	$	189,373	37,041	$	5.11
Effect of dilutive securities					
Stock options of subsidiary		(2,161)	—		
Diluted EPS					
Net earnings available to common shareholders	$	187,212	37,041	$	5.05

		2001		2000
Cash flows provided by (used for) operations per retractable common share				
Basic	$	(3.56)	$	4.15
Diluted	$	(3.82)	$	4.09

Cash flows provided by (used for) operations per retractable common share is based on the cash flows provided by operations as computed in note 19. Cash flows (loss) per share calculations utilize the weighted average number of retractable common shares outstanding during the year of 33,740,182 (2000, 37,040,670).

19. CASH FLOWS PROVIDED BY (USED FOR) OPERATIONS

Cash flows provided by (used for) operations is before any increase or decrease in non-cash operating working capital, the cash used for discontinued operations, start-up costs, financing fees, reorganization and other costs. These items are detailed in the Consolidated Statements of Cash Flows. Cash flows provided by (used in) operations is determined as follows:

		2001		2000
Net earnings (loss)	$	(131,898)	$	189,373
Unusual items (note 16)		295,434		(700,945)
Current income taxes related to unusual items		(15,155)		459,831
Items not involving cash:				
Depreciation and amortization		144,716		219,932
Future income taxes		(145,781)		(357,603)
Minority interest		(249,439)		307,079
Net loss in equity accounted companies, net of dividends received		36,789		14,115
Non-cash interest income on CanWest debentures		(67,517)		11,463
Miscellaneous		12,640		10,334
	$	(120,211)	$	153,579

20. SEGMENTED INFORMATION

The Company operates principally in the business of publishing, printing and distribution of newspapers and magazines and holds investments principally in companies which operate in the same business as the Company. Other investments held by the Company either do not represent a business segment or are not sufficiently significant to warrant classification as a separate segment. HCPH Co., Hollinger L.P. and National Post make up the Canadian Newspaper Group. The following is a summary of the reportable segments of the Company.

Year Ended December 31, 2001	United States Chicago Group	United States Community Group	U.K. Newspaper Group	Canadian Newspaper Group	Corporate and Other	Consolidated Total
Sales revenue	$ 686,266	$ 29,619	$ 801,053	$ 305,073	$ 49	$ 1,822,060
Cost of sales and expenses	622,974	31,950	703,296	337,383	34,505	1,730,108
Sales revenue less cost of sales and expenses	63,292	(2,331)	97,757	(32,310)	(34,456)	91,952
Depreciation and amortization	53,537	2,962	63,855	18,134	6,228	144,716
Operating income (loss)	$ 9,755	$ (5,293)	$ 33,902	$ (50,444)	$ (40,684)	$ (52,764)
Total assets	$ 962,644	$ 85,291	$ 1,241,271	$ 779,054	$ 621,299	$ 3,689,559
Expenditures on capital assets	$ 20,391	$ 463	$ 51,660	$ 4,405	$ 18,407	$ 95,326

Year Ended December 31, 2000	United States Chicago Group	United States Community Group	U.K. Newspaper Group	Canadian Newspaper Group	Corporate and Other	Consolidated Total
Sales revenue	$ 596,759	$ 100,104	$ 882,196	$ 1,579,200	$ 21	$ 3,158,280
Cost of sales and expenses	504,079	85,702	684,900	1,294,975	16,527	2,586,183
Sales revenue less cost of sales and expenses	92,680	14,402	197,296	284,225	(16,506)	572,097
Depreciation and amortization	37,328	7,653	58,148	110,112	6,691	219,932
Operating income (loss)	$ 55,352	$ 6,749	$ 139,148	$ 174,113	$ (23,197)	$ 352,165
Total assets	$ 959,545	$ 75,224	$ 1,207,477	$ 2,067,639	$ 360,302	$ 4,670,187
Expenditures on capital assets	$ 50,461	$ 5,038	$ 49,422	$ 42,812	$ 2,595	$ 150,328

Corporate and Other includes operating results of miscellaneous operations.

--0103

Tabular amounts are in thousands of dollars except where noted – Years ended December 31, 2001 and 2000

21. EMPLOYEE BENEFIT PLANS

Defined contribution pension plans

Hollinger International sponsors six defined contribution plans, three of which have provisions for Hollinger International matching contributions. For the years ended December 31, 2001 and 2000, Hollinger International contributed $2,402,000 and $2,372,000, respectively. The Company sponsors 11 defined contribution plans in Canada and contributed $261,500 and $3,069,000 to the plans in 2001 and 2000, respectively.

The Telegraph sponsors a defined contribution plan to provide pension benefits for senior executives. For the years ended December 31, 2001 and 2000, the Telegraph contributed $803,000 and $874,000 to the plan, respectively. The Telegraph plan's assets consist principally of U.K. and overseas equities, unit trusts and bonds.

Defined benefit pension plans

The Company's subsidiaries have seven foreign and seven domestic single-employer defined benefit plans and contribute to various union-sponsored, collectively bargained multi-employer pension plans. The Company's subsidiaries' contributions to these plans for the years ended December 31, 2001 and 2000 were:

	2001	2000
Single-employer plans	$ 15,560	$ 20,010
Multi-employer plans	$ 1,938	$ 9,324

The Telegraph has a defined benefit plan that was closed to new participants on July 1, 1991 and provides only benefits accrued up to that date. The liabilities of the plan have been actuarially valued as at December 31, 2001. At that date, the market value of the plan assets was $208,957,000, representing 97% of the estimated cost of purchasing the plan's benefits from an insurance company. The actuary assumed a discount rate of 6.0%. Increases to pension payments are discretionary and are awarded by the trustees, with the Telegraph's consent, from surpluses arising in the fund from time to time. Contributions to the trust were $10,034,000 and $9,900,000 in 2001 and 2000, respectively.

West Ferry has a defined benefit plan, the West Ferry Printers Pension Scheme, of which 50%, being the Telegraph's share in the joint venture, of its pension costs and obligations are included in the Company's financial statements. Pursuant to the West Ferry joint venture agreement, the Telegraph has a commitment to fund 50% of the obligation under West Ferry's defined benefit plan.

Single-employer pension plans

The benefits under the subsidiary companies' single-employer pension plans are based primarily on years of service and compensation levels. These companies fund the annual provisions which are deductible for income tax purposes. The plans' assets consist principally of marketable equity securities and corporate and government debt securities.

The components of net period (benefit) cost for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Service cost	$ 14,803	$ 22,076
Interest cost	49,327	64,590
Expected return on plan assets	(56,133)	(90,011)
Amortization of prior service costs	583	900
Settlement and curtailment	2,272	6,487
Amortization of net (gain) loss	1,557	(304)
Change in valuation allowance against prepaid benefit cost	(59,106)	97,258
Net period (benefit) cost	$ (46,697)	$ 100,996

The table below sets forth the reconciliation of the benefit obligation as of December 31, 2001 and 2000:

	2001	2000
Benefit obligation at the beginning of the year	$ 855,372	$ 981,836
Adjustments to opening balance	7,243	—
Service cost	14,803	22,076
Interest cost	49,327	64,590
Participant contributions	9,027	13,315
Divestitures	(122,131)	(147,216)
Plan amendments	28	2,444
Settlement gain	(12,973)	(805)
Exchange rate differences	17,701	(11,703)
Curtailment gain	—	(24)
Changes in assumptions	—	3,394
Actuarial (gain) loss	17,562	(10,904)
Benefits paid	(65,721)	(61,631)
Benefit obligation at the end of the year	$ 770,238	$ 855,372

The 2001 curtailment and settlement gains were related to the sale of Canadian newspapers. The 2000 curtailment and settlement gains were related to the sale of Canadian and Community Group newspapers.

The table below sets forth the change in plan assets for the years ended December 31, 2001 and 2000:

	2001	2000
Fair value of plan assets at the beginning of the year	$ 960,334	$ 1,120,701
Adjustment to opening balance	—	175
Actual return on plan assets	(37,943)	32,339
Exchange rate differences	16,715	(10,562)
Employer contributions	15,560	20,010
Participant contributions	9,027	13,315
Settlement gain	(15,245)	(805)
Divestitures	(136,104)	(153,208)
Benefits paid	(65,721)	(61,631)
Fair value of plan assets at the end of the year	$ 746,623	$ 960,334

	2001	2000
Plan surplus (deficit)	$ (23,615)	$ 104,962
Unrecognized net actuarial loss	135,997	14,677
Unrecognized prior service cost	3,699	7,679
Prepaid benefit cost	116,081	127,318
Valuation allowance	(38,814)	(97,920)
Prepaid benefit cost, net of allowance	$ 77,267	$ 29,398

- -0105

Tabular amounts are in thousands of dollars except where noted – Years ended December 31, 2001 and 2000

The ranges of assumptions on the Company's foreign plans were as follows:

	2001	2000
Discount rate	6.0%–8.0%	6.0%–8.0%
Expected return on plan assets	6.0%–9.0%	6.0%–9.0%
Compensation increase	2.5%–3.5%	3.0%–3.5%

The ranges of assumptions used for the Company's domestic plans were as follows:

	2001	2000
Discount rate	6.5%	7.0%
Long-term rate of return on plan assets	7.0%–9.0%	7.0%–9.0%
Compensation increase	4.0%–4.5%	3.5%–4.0%

Valuation allowance

As a result of the 2000 sale of Canadian newspapers to CanWest, the expected future benefits to be derived from the plan surplus were significantly reduced and a valuation allowance of $98 million was provided for. Due to the reduction in the plan surplus in 2001 as a result of a decline in the market value of the assets in the plan, the valuation allowance required to be established against the pension asset is reduced by $58.7 million. This change in the valuation allowance has been recognized in income in 2001 as an unusual item (note 16).

Pension assets to be transferred to CanWest and Osprey (see notes 4b) and e)) in respect of operations sold are subject to adjustment pending final approval by the various provincial pension regulatory bodies. To the extent pension surpluses are required to be transferred for the CanWest properties, the Company is entitled to a cash payment from CanWest for a portion of that amount. The Company anticipates that these final adjustments will be made in 2002.

Multi-employer pension plans

Certain U.S. employees are covered by union-sponsored multi-employer pension plans, all of which are defined benefit plans. Contributions are determined in accordance with the provisions of negotiated labour contracts and are generally based on the number of man-hours worked. Pension expense for these plans was $1,828,000 for the year ended December 31, 2000. There was no pension expense in the year ended December 31, 2001. The passage of the Multi-employer Pension Plan Amendments Act of 1980 (the Act) may, under certain circumstances, cause Hollinger International to become subject to liabilities in excess of the amounts provided for in the collective bargaining agreements. Generally, liabilities are contingent upon withdrawal or partial withdrawal from the plans. Hollinger International has not undertaken to withdraw or partially withdraw from any of the plans as of December 31, 2001. Under the Act, withdrawal liabilities would be based upon Hollinger International's proportional share of each plan's unfunded vested benefits. As of the date of the latest actuarial valuations, Hollinger International's share of the unfunded vested liabilities of each plan was zero.

Post retirement benefits

The Company's subsidiaries sponsor two post retirement plans that provide post retirement benefits to certain employees in Canada.

The components of net period post retirement (benefit) cost for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Service cost	$ 186	$ 1,021
Interest cost	2,966	4,044
Amortization of gains	(3,700)	(199)
Settlement / curtailment	(2,671)	(18,250)
Net period post retirement (benefit) cost	$ (3,219)	$ (13,384)

The table below sets forth the reconciliation of the accumulated post retirement benefit obligation as of December 31, 2001 and December 31, 2000:

		2001		2000
Accumulated post retirement benefit obligation at the beginning of the year	$	51,873	$	56,822
Adjustment to opening balance		9,580		—
Service cost		186		1,021
Interest cost		2,966		4,044
Actuarial losses		628		19,094
Benefits paid		(2,860)		(2,112)
Divestitures		(8,286)		(26,996)
Accumulated post retirement benefit obligation at the end of the year	$	54,087	$	51,873

The table below sets forth the plan's funded status reconciled to the amounts recognized in the Company's financial statements:

		2001		2000
Unfunded status	$	(54,087)	$	(51,873)
Unrecognized net loss		1,868		1,000
Accrued post retirement (benefit) cost	$	(52,219)	$	(50,873)

The average discount rate used in determining the accumulated post retirement benefit obligation was 6.5% and 6.75% for 2001 and 2000, respectively. All benefits under the plans are paid for by contributions to the plans. For measuring the expected post retirement benefit obligation of Southam and former Southam employees, a 10% annual rate of increase in the per capita claims was assumed for both 2001 and 2000. The 2000 rate was assumed to decrease to 5% in 2005 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. If the health care cost trend rate was increased 1%, the accumulated post retirement benefit obligation as of December 31, 2001 would have increased $3,390,000 and the effect of this change on the aggregate of service and interest cost for 2001 would have been an increase of $220,000. If the health care cost trend rate was decreased 1%, the accumulated post retirement benefit obligation as of December 31, 2001 would have decreased by $2,098,000 and the effect of this change on the aggregate of service and interest cost for 2001 would have been a decrease of $160,000.

22. RELATED PARTY TRANSACTIONS

a) Lord Black controls Ravelston and, through Ravelston and its subsidiaries, together with his associates, he exercises control or direction over 77.8% (2000, 68.6%) of the outstanding retractable common shares of the Company.

Ravelston has rights of first refusal in respect of any retractable common shares of the Company that may be issued on exercise of options held to acquire retractable common shares should the holders decide to exercise their options and dispose of the retractable common shares.

The Company and its subsidiaries have entered into Management Agreements with Ravelston, whereby Ravelston acts as manager of the Company and carries out head office and executive responsibilities. The Management Agreements are negotiated separately with the independent committees of the Boards of the affected subsidiaries. Ravelston received a net amount of $46,108,000 from the Company and its subsidiaries in 2001 (2000, $44,427,000) pursuant to the agreements. At December 31, 2001, $45,919,000 (2000, $10,639,000) is owing to Ravelston and is included in accounts payable and accrued expenses. In addition, during 2001 and 2000, remuneration paid directly by the Company and its subsidiaries to Lord Black was $1,265,000 and $3,700,000 respectively.

Tabular amounts are in thousands of dollars except where noted – Years ended December 31, 2001 and 2000

b) In response to the 1998 issuer bid, all options held by executives were exercised. As at December 31, 2001, included in accounts receivable is $5,843,000 (2000, $5,866,000) due from executives which bears interest at the prime rate plus ½%. The receivables are secured by a pledge of the shares held by the executives.

c) In 1999, executive controlled companies invested in Hollinger L.P. As at December 31, 2001, included in accounts receivable is $436,000 (2000, $681,000) due from these companies which bears interest at the prime rate plus ½%. The receivables are secured by a pledge of the units held in Hollinger L.P.

d) During 2000 and 2001, in connection with the sales of properties described in notes 4b), e) and g), the Company, Ravelston, Hollinger International, Lord Black and three senior executives entered into non-competition agreements with the purchasers in return for cash consideration paid.

e) As described in notes 4b), h) and j), during 2001 and 2000, the Company sold newspaper properties to certain related parties.

f) As described in note 4d), during the year, Hollinger International redeemed certain of its shares held by the Company.

23. Financial Instruments

a) Risk Management Activities

i) Credit Risk

The Company does not have a significant exposure to any individual customer or counterparty. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its foreign currency contracts and interest rate swap agreements. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss for non-performance.

ii) Interest Rate and Currency Risk

The Company and its subsidiaries have entered into interest rate swaps, whereby it has exchanged variable rate obligations for fixed rate obligations decreasing its exposure to fluctuations in interest rates. Further information related to the effects of these swaps is included in note 9. The interest rate swaps were considered a hedge until the hedged debt was repaid in 2000. Subsequent to the debt repayment, the estimated cost to terminate the swap has been included in income.

iii) Market Risk

During 1999, the Company's Series II exchangeable preference shares became exchangeable for a fixed number of Hollinger International Class A common shares. As a result, such shares are valued at an amount equivalent to the market price of the underlying Hollinger International shares for which they are exchangeable. While the carrying value of these exchangeable shares will fluctuate with the market price of the Hollinger International Class A common shares, this market risk is mitigated by the Company's holding of such Hollinger International shares.

b) At December 31, 2000, Hollinger International had arrangements with four banks pursuant to which the banks had purchased 14,109,905 shares of Hollinger International's Class A Common Stock at an average price of US$14.17 per share. Hollinger International has the option, quarterly, to buy the shares from the banks at the same cost or to have the banks resell those shares in the open market. In the event the banks resold the shares, any gain or loss realized by the banks would be for Hollinger International's account. Until Hollinger International purchases the shares or the banks resell the shares, dividends paid on shares belong to Hollinger International and Hollinger International pays interest to the banks, based on their purchase price, at the rate of LIBOR plus a spread.

In August 2001, Hollinger International purchased for cancellation from one of the banks 3,602,305 shares of Class A Common Stock for US$50 million or US$13.88 per share. The market value of these shares on the date of purchase was US$47 million or US$13.05 per share, resulting in a US$3 million ($4.7 million) pre-tax loss which is included in unusual items (note 16).

In November 2001, one of the banks sold in the open market 3,556,513 shares of Class A Common Stock for US$34.2 million or an average price of US$9.62 per share. This resulted in a loss to the bank of US$15.8 million ($25.0 million) which, in accordance with the arrangement, was paid in cash by Hollinger International. Such amount is included in unusual items (note 16).

At December 31, 2001, Hollinger International had two arrangements remaining with banks. One arrangement in respect of 3,348,782 shares at an average price of US$14.93 was extended until June 30, 2003 on the same terms and conditions that applied previously. The other arrangement in respect of 3,602,305 shares at an average price of US$13.88, was extended until December 31, 2001. As at December 31, 2001, the market value of the Hollinger International Class A Common Stock held by the banks was US$18,672,000 ($29,735,000) less than Hollinger International's average price under the swap agreements. In accordance with Canadian generally accepted accounting principles, these derivative forward contracts of Hollinger International are not marked to market. Under the terms of the agreement as at December 31, 2001, Hollinger International has deposited 5,011,628 of its Class A Common Stock and US$7,500,000 of cash with the escrow agent as security (note 3).

c) The Company enters into various types of financial instruments in the normal course of business. Fair value estimates are made at a specific point in time, based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting the country of origin and varying degrees of perceived risk. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, may not accurately represent future realizable values. The fair value of marketable securities is based on the closing market value of such securities at the year end.

The carrying value and estimated fair value of the Company's financial instruments are as follows:

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Marketable equity investments	$ 6,680	$ 3,530	$ 433,705	$ 335,671
Long-term debt	$ 1,364,728	$ 1,301,301	$ 1,276,920	$ 1,251,876
Exchangeable preference shares	$ 147,472	$ 147,472	$ 189,953	$ 189,953
Liability for interest rate swaps	$ (1,567)	$ (1,567)	$ —	$ (1,876)
Foreign currency obligation	$ (25,442)	$ (25,442)	$ —	$ —
Forward foreign exchange contract – asset	$ 24,751	$ 24,751	$ —	$ —
Forward share purchase contracts – asset (liability)	$ —	$ (29,735)	$ —	$ 36,107

The carrying values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued expenses approximate their fair values, due to the relatively short periods to maturity of the instruments.

Fair values for long-term debt have been determined based on the future contractual cash payments at the respective operation's current borrowing rate. Fair value for exchangeable preference shares is based on the market value of the Class A common shares of Hollinger International for which they are exchangeable. The fair value of derivative contracts was estimated by obtaining quotes of the amount that the Company would have to pay to or receive from counterparties to terminate agreements. The foreign currency obligation and forward exchange contract are in connection with the sale of the participation in the CanWest debentures which is fully described in note 5b).

24. RECENT ACCOUNTING PRONOUNCEMENTS

Business Combinations and Goodwill and Other Intangibles

In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("Section 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062"). Section 1581 requires that the purchase method of accounting be used for all business combinations. Section 1581 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. Section 3062 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually by comparing the carrying value to the respective fair value in accordance with the provisions of Section 3062. Section 3062 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying value.

--0109

Tabular amounts are in thousands of dollars except where noted – Years ended December 31, 2001 and 2000

The Company adopted the provisions of Section 1581 as of July 1, 2001, and Section 3062 is effective January 1, 2002. Upon adoption of Section 3062, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in Section 1581. The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by March 31, 2002. If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Section 3062 by March 31, 2002. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. Any impairment loss will be measured as of the date of adoption and recognized as an adjustment to opening retained earnings at January 1, 2002.

In connection with Section 3062's transitional goodwill impairment evaluation, Section 3062 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and identifiable intangible assets, to those reporting units as of January 1, 2002. The Company will have until June 30, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. The second step is required to be completed no later than December 31, 2002. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of January 1, 2002. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with Section 1581. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Any transitional impairment loss will be recognized as an adjustment to opening retained earnings at January 1, 2002.

Because of the extensive effort needed to comply with adopting Section 3062, it is not practicable to reasonably estimate the impact of adopting Section 3062 on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be recognized as a cumulative effect of a change in accounting principles. Any such amounts will be charged to opening retained earnings as at January 1, 2002.

Foreign Currency and Hedging

In November 2001, the CICA amended Handbook Section 1650, "Foreign Currency Translation" ("Section 1650") and issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13"). The revision to Section 1650 will eliminate the deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences will be charged directly to income. Section 1650 is effective as of January 1, 2002 and the Company has not yet determined the impact of adopting this new standard.

AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2003. On January 1, 2003 the Company will re-assess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company is in the process of formally documenting all hedging relationships and has not yet determined whether any of their current hedging relationships will not meet the new hedging criteria.

Stock-based Compensation and Other Stock-based Payments

In December 2001, CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments" ("Section 3870") was issued. Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments.

Section 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 must be applied to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. Section 3870 will require the fair value based method to account for options granted to employees of Ravelston, the parent company, on or after January 1, 2002. Such fair value determined will be required to be recorded as a dividend in kind in the Company's financial statements with no resulting impact on the Company's net earnings. However, the new standard permits the Company to continue its existing accounting policy of not recording compensation cost on the grant of stock options to employees of the Company. Consideration paid by employees on the exercise of stock options is recorded as share capital, at the time the options are exercised.

Section 3870, however, does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

Section 3870 will be applied prospectively to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or are awards to employees of Ravelston or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002.

Officers and Directors

OFFICERS

THE LORD BLACK OF CROSSHARBOUR, PC (CAN), OC, KCSG
Chairman of the Board and Chief Executive Officer

F. DAVID RADLER
Deputy Chairman, President and Chief Operating Officer

DANIEL W. COLSON
Vice-Chairman

J.A. BOULTBEE
Executive Vice-President and Chief Financial Officer

PETER Y. ATKINSON
Executive Vice-President and General Counsel

CHARLES G. COWAN, CD, QC
Vice-President and Secretary

BARBARA AMIEL BLACK
Vice-President, Editorial

FREDERICK A. CREASEY
Controller

TATIANA SAMILA
Assistant Controller

CLAIRE F. DUCKWORTH
Assistant Treasurer

BOARD OF DIRECTORS

PETER Y. ATKINSON [5]
Executive Vice-President and General Counsel
Oakville, Ontario

RALPH M. BARFORD [2,3,4]
President, Valford Holdings Limited
Toronto, Ontario

THE LORD BLACK OF CROSSHARBOUR, PC (CAN), OC, KCSG [1]
Chairman of the Board and Chief Executive Officer
London, England

BARBARA AMIEL BLACK
Vice-President, Editorial
London, England

J.A. BOULTBEE [5]
Executive Vice-President and Chief Financial Officer
Toronto, Ontario

DIXON S. CHANT
Deputy Chairman, The Ravelston Corporation Limited
Toronto, Ontario

DANIEL W. COLSON [1]
Vice-Chairman
Deputy Chairman and Chief Executive Officer,
Telegraph Group Limited
London, England

CHARLES G. COWAN, CD, QC
Vice-President and Secretary
Toronto, Ontario

FREDRIK S. EATON, OC [2,3,4]
Chairman, White Raven Capital Corporation
Toronto, Ontario

R. DONALD FULLERTON [3,4]
Director,
Canadian Imperial Bank of Commerce
Toronto, Ontario

ALLAN E. GOTLIEB, CC [3,4]
Senior Adviser, Stikeman Elliott
Chairman, Donner Canadian Foundation
Toronto, Ontario

HENRY H. KETCHAM III [2,3]
Chairman, President and Chief Executive Officer,
West Fraser Timber Co. Ltd.
Vancouver, British Columbia

F. DAVID RADLER [1]
Deputy Chairman, President and Chief Operating Officer
Vancouver, British Columbia

MAUREEN JOANNE SABIA [1]
Lawyer, Corporate Director,
President, Maureen Sabia International
Toronto, Ontario

PETER G. WHITE
Executive Vice-President,
The Ravelston Corporation Limited
Banff, Alberta

1 Members of the Executive Committee
2 Members of the Audit Committee
3 Members of the Compensation Committee
4 Members of the Corporate Governance Committee
5 Members of the Retraction Price Committee

Honorary Advisors

DR. GIOVANNI AGNELLI
Honorary Chairman, Fiat S.p.A.
Turin, Italy

DWAYNE O. ANDREAS
Chairman emeritus, Archer Daniels Midland Co.
Decatur, Illinois

THE HON. ZBIGNIEW BRZEZINSKI
Counselor, Center for Strategic and International Studies
Assistant to the President of the U.S. for National Security Affairs 1977–1981
Washington, D.C.

WILLIAM F. BUCKLEY, JR.
Editor-at-Large, National Review
New York, New York

THE RT. HON. THE LORD CARRINGTON, KG, CH, GCMG, MC
Secretary General of NATO 1984–1988
London, England

PRESIDENT VALÉRY GISCARD D'ESTAING
President of France 1974–1981
Paris, France

DR. MARTIN FELDSTEIN
President and Chief Executive Officer,
National Bureau of Economic Research
Professor of Economics, Harvard University
Chairman, President's Council of Economic Advisors, 1982–1984
Cambridge, Massachusetts

THE HON. NEWT GINGRICH
Speaker of the United States House of Representatives 1995–1999
Atlanta, Georgia

THE LORD HANSON
Chairman emeritus, Hanson plc
London, England

DR. JOSEF JOFFE
Publisher, Die Zeit, Associate of the Center for International Affairs,
Harvard University
Hamburg, Germany

THE HON. HENRY A. KISSINGER
Chairman, Kissinger Associates Inc.
U.S. Secretary of State 1973–1977
New York, New York

THE HON. RICHARD N. PERLE
Co-Chairman, Hollinger Digital Inc.
New York, New York

THE LORD ROTHSCHILD, GBE
Chairman, RIT Capital Partners plc
London, England

THE HON. ROBERT S. STRAUSS
Partner, Akin, Gump, Strauss, Hauer & Feld
Washington, D.C.

THE RT. HON. THE BARONESS THATCHER, LG, OM, FRS
Prime Minister of Great Britain and Northern Ireland 1979–1990
London, England

THE HON. PAUL A. VOLCKER
Consultant
Chairman, James D. Wolfensohn Inc. 1988–1996
Chairman, U.S. Federal Reserve System 1979–1987
New York, New York

GEORGE F. WILL
Syndicated Columnist, The Washington Post
Contributing Editor, Newsweek Magazine
Washington, D.C.

The International Advisory Board functioned from 1991 to 2001. Consultations now will be on an individual basis, pro bono, and as the need arises.

0113

Directors of Subsidiaries

HOLLINGER INTERNATIONAL INC.

DWAYNE O. ANDREAS
Chairman emeritus, Archer Daniels Midland Co.
Decatur, Illinois

THE LORD BLACK OF CROSSHARBOUR, PC (CAN), OC, KCSG
Chairman of the Board and Chief Executive Officer
London, England

BARBARA AMIEL BLACK
Vice-President, Editorial
London, England

THE HON. R. RICHARD BURT
Chairman, IEP Advisors LLP
Chief Negotiator in Strategic Arms Reduction Talks with U.S.S.R. 1989-1991
Washington, D.C.

RAYMOND G. CHAMBERS
Chairman, Amelior Foundation
Morristown, New Jersey

DANIEL W. COLSON
Vice-Chairman
Deputy Chairman and Chief Executive Officer, Telegraph Group Limited
London, England

THE HON. HENRY A. KISSINGER
Chairman, Kissinger Associates Inc.
New York, New York

MARIE-JOSÉE KRAVIS, OC
Senior Fellow, Hudson Institute Inc.
New York, New York

SHMUEL MEITAR
Vice-Chairman, Aurec Ltd.
Ramat-Gan, Israel

THE HON. RICHARD N. PERLE
Co-Chairman, Hollinger Digital Inc.
New York, New York

F. DAVID RADLER
Deputy Chairman, President and Chief Operating Officer
Vancouver, British Columbia

THE HON. ROBERT S. STRAUSS
Partner, Akin, Gump, Strauss, Hauer & Feld
Washington, D.C.

A. ALFRED TAUBMAN
New York, New York

THE HON. JAMES R. THOMPSON
Chairman, Winston & Strawn
Governor of Illinois 1977-1991
Chicago, Illinois

THE LORD WEIDENFELD OF CHELSEA
Chairman, Weidenfeld & Nicolson Ltd.
London, England

LESLIE H. WEXNER
Chairman, The Limited, Inc.
Columbus, Ohio

HONORARY DIRECTOR

DIXON S. CHANT
Deputy Chairman, The Ravelston Corporation Limited,
Toronto, Ontario

TELEGRAPH GROUP LIMITED

THE LORD BLACK OF CROSSHARBOUR, PC (CAN), OC, KCSG
London, England

DANIEL W. COLSON
Deputy Chairman and Chief Executive Officer
London, England

THE HON. JEREMY W. DEEDES
Managing Director
London, England

NIAMH O'DONNELL-KEENAN
Finance Director
London, England

F. DAVID RADLER
Deputy Chairman, President and Chief Operating Officer, Hollinger International Inc. and Hollinger Inc.
Vancouver, British Columbia

LEONARD M. SANDERSON
Managing Director of Telegraph Sales, Surrey, England

TELEGRAPH ADVISORY BODY

PETER N. BUCKLEY
Chairman and Chief Executive, Caledonia Investments plc
London, England

VISCOUNT CAMROSE
London, England

THE RT. HON. LORD CARRINGTON, KG, CH, GCMG, MC
Secretary General of NATO 1984-1988
London, England

THE RT. HON. THE VISCOUNT CRANBORNE, PC
Leader of the Opposition of the House of Lords 1997-1998
Wimborne, Dorset, England

THE HON. PAUL DESMARAIS, PC, CC
Chairman of the Executive Committee, Power Corporation of Canada
Montreal, Quebec

RUPERT N. HAMBRO
Chairman, Rupert Hambro & Partners Ltd.
London, England

SIR MARTIN JACOMB
Chairman, Delta plc
London, England

HENRY N.L. KESWICK
Chairman, Matheson & Co. Limited and Jardine Matheson Holdings Limited
London, England

THE LORD KING OF WARTNABY
President emeritus, British Airways plc
London, England

THE RT. HON. LORD RAWLINSON OF EWELL, PC, QC
U.K. Solicitor-General 1962-1964 and Attorney-General 1970-1974
Tisbury, Wiltshire, England

SIR FRANK ROGERS
Hertfordshire, England

SIR EVELYN DE ROTHSCHILD
Chairman, N.M. Rothschild & Sons Ltd.
London, England

THE HON. RAYMOND G.H. SEITZ
Senior Managing Director, Lehman Brothers and Former U.S. Ambassador to the United Kingdom
London, England

THE LORD WEIDENFELD OF CHELSEA
Chairman, Weidenfeld and Nicolson Ltd.
London, England

Directors of Subsidiaries

continued

JERUSALEM POST PUBLICATIONS LIMITED

MARC BELZBERG
Chairman and Chief Executive Officer, e-SIM Ltd.
Jerusalem, Israel

THE LORD BLACK OF CROSSHARBOUR, PC (CAN), OC, KCSG
Chairman of the Board and Chief Executive Officer,
Hollinger International Inc. and Hollinger Inc.
London, England

BARBARA AMIEL BLACK
Vice-President, Editorial, Hollinger Inc.
and Hollinger International Inc.
London, England

J. DAVID DODD
Vice-President,
Hollinger International Publishing Inc.
Point Roberts, Washington

MAJ.-GEN. SHLOMO GAZIT
Senior Researcher, Jaffe Center for Strategic Studies,
Tel Aviv University
Former Chief of Military Intelligence
Tel Aviv, Israel

AVI GOLAN
Vice-Chairman and Managing Director, The Jerusalem Post
Jerusalem, Israel

MARK S. KIPNIS
Vice-President, Corporate Counsel and Secretary,
Hollinger International Inc.
Chicago, Illinois

SHMUEL MEITAR
Vice-Chairman, Aurec Ltd.
Ramat-Gan, Israel

THE HON. RICHARD N. PERLE
Co-Chairman,
Hollinger Digital Inc.
Washington, D.C.

F. DAVID RADLER
Deputy Chairman, President and Chief Operating Officer,
Hollinger International Inc. and Hollinger Inc.
Vancouver, British Columbia

SHLOMO RECHT
Chairman,
Trust Company of Bank of Hapoalim
Tel Aviv, Israel

TOM ROSE
Publisher and Chief Executive Officer, The Jerusalem Post
Jerusalem, Israel

LEONARD P. SHAYKIN
Managing Partner, Shaykin & Co. LLC
New York, New York

THE LORD WEIDENFELD OF CHELSEA
Chairman, Weidenfeld & Nicolson Ltd.
London, England

YORAM ZIV
Chairman, Tmurah T.N. Investment Company Ltd.
Tel Aviv, Israel

THE SPECTATOR (1828) LIMITED

THE LORD BLACK OF CROSSHARBOUR, PC (CAN), OC, KCSG
Chairman of the Board and Chief Executive Officer,
Hollinger International Inc. and Hollinger Inc.
London, England

BARBARA AMIEL BLACK
Vice-President, Editorial, Hollinger Inc.
and Hollinger International Inc.
London, England

J.G. CLUFF
Chairman, Cluff Mining Limited
London, England

DANIEL W. COLSON
Vice-Chairman, Hollinger Inc.
and Hollinger International Inc.
Deputy Chairman and Chief Executive Officer,
Telegraph Group Limited
London, England

D. CHRISTOPHER FILDES, OBE
Financial Columnist,
The Daily Telegraph and The Spectator
London, England

KIMBERLY A. FORTIER
Publisher and Chief Executive
London, England

THE RT. HON. FRANCIS MAUDE, PC
Shadow Secretary of State for Foreign and Commonwealth Affairs
London, England

THE LORD KING OF WARTNABY
President emeritus, British Airways plc
London, England

SIR PATRICK SHEEHY
Former Chairman, B.A.T. Industries plc
London, England

THE RT. HON. LORD TEBBIT, CH
Former U.K. Secretary of State for Trade & Industry
and Conservative Party Chairman
London, England

General Information

A corporation under the Canada Business Corporations Act.

REGISTERED OFFICE

10 Toronto Street
Toronto, Ontario, Canada
M5C 2B7

AUDITORS

KPMG LLP
Suite 500, 4120 Yonge Street
North York, Ontario M2P 2B8

RETRACTABLE COMMON SHARES

The retraction price on April 11, 2002 was
$9.50 per retractable common share.

TRANSFER AGENT AND REGISTRAR

RETRACTABLE COMMON SHARES, SERIES II AND III PREFERENCE SHARES:
Computershare Trust Company of Canada, Toronto, Canada

STOCK EXCHANGE LISTINGS

The retractable common shares are listed on
The Toronto Stock Exchange (stock symbol HLG.C).
The Series II and Series III Preference Shares are listed on
The Toronto Stock Exchange (stock symbols HLG.PR.B and
HLG.PR.C, respectively).

CURRENCIES

In this report, references to "dollars" and "$" are to Canadian dollars, "US$" is to United States dollars and "pounds sterling" and "£" are to lawful currency of the United Kingdom.

DIVIDENDS ON RETRACTABLE COMMON SHARES

The Company has paid regular cash dividends on its common shares since 1912. Regular dividends are declared at the discretion of the directors, in dollars, and, if so declared, are payable quarterly on March 10, June 10, September 10, and December 10. The Company has arranged for such dividends to be paid in US$ to all holders whose latest addresses as shown on the books of the Company are not in Canada. However, any such shareholder may elect to receive dividends in dollars by communicating with the Company's Transfer Agent and Registrar in Toronto. Dividends paid in US$ will be in an amount equivalent to the amount payable in dollars converted at the Bank of Canada noon rate of exchange on the record date for each dividend. Regular quarterly dividends of 15¢ per share were paid on March 10, June 10, September 10, and on December 10, 2001 and March 10, 2002. A regular quarterly dividend of 15¢ per retractable common share has been declared payable on June 10, 2002, to holders of record on May 25, 2002.

DIVIDENDS ON SERIES II EXCHANGEABLE NON-VOTING PREFERENCE SHARES

The holders of the Series II Preference Shares are entitled to receive dividends equal to 0.46 of any dividends paid on the Class A shares of Hollinger International into which the Series II Preference Shares are exchangeable, less any U.S. withholding tax paid or payable thereon by the Company directly or indirectly. The Company paid such dividends on January 15, April 15, July 15 and October 15, 2001 and on January 15, 2002. A similar dividend has been declared payable on April 15, 2002 to holders of record on April 1, 2002. The Company has arranged for such dividends to be paid in US$ in the same way as for the dividends on retractable common shares as described above.

DIVIDENDS ON SERIES III RETRACTABLE NON-VOTING PREFERENCE SHARES

The holders of the Series III Preference Shares are entitled to receive cumulative preferential cash dividends of 7% per annum of the issue price of $10.00 per Series III Preference Share, payable quarterly, as and when declared by the board of directors of Hollinger. Quarterly dividends of 17.5¢ per share were paid on February 6, May 6, August 6 and November 6, 2001 and on February 6, 2002. A quarterly dividend of 17.5¢ per share has been declared payable May 6, 2002 to holders of record on April 20, 2002. The Company has arranged for such dividends to be paid in US$ in the same way as for the dividends on retractable common shares as described above.

DIVIDEND DATES FOR SERIES II AND III PREFERENCE SHARES

Dividends on the Series II Preference Shares are payable quarterly on January 15, April 15, July 15 and October 15. Dividends on the Series III Preference Shares are payable quarterly on February 6, May 6, August 6 and November 6.

FINANCIAL CALENDAR

Registered shareholders of the Company automatically receive the annual report, interim reports, the management proxy circular relating to the annual meeting and any other important notices distributed to shareholders by the Company. The Company's financial year ends on December 31.

General Information

continued

DISTRIBUTION OF RETRACTABLE COMMON SHARES

as at December 31, 2001	Registered Holders		Retractable Common Shares	
	Number	Percent	Number	Percent
Canadian	1,428	84.75	30,677,716	95.66
U.S.A.	207	12.28	1,374,330	4.29
United Kingdom	21	1.25	8,559	0.02
Other Foreign	29	1.72	8,332	0.03
Total	1,685	100.00	32,068,937	100.00

TRADING DATA

These tables set forth the high and low prices of the Company's retractable common shares on The Toronto Stock Exchange for the periods indicated.

	Shares	
	High $	Low $
First Quarter 2001	15.55	13.40
Second Quarter 2001	14.15	12.30
Third Quarter 2001	14.45	11.00
Fourth Quarter 2001	13.00	11.00
First Quarter 2002	12.75	11.25

ANNUAL INFORMATION FORM

A copy of the Company's Annual Information Form filed with the securities commissions or similar authorities will be sent to any shareholder upon request to the Company Secretary.

INVESTOR INFORMATION AND INVESTOR RELATIONS

Holders of the Company's securities and other interested parties seeking information about the Company should communicate with the Executive Vice-President and Chief Financial Officer at:

10 Toronto Street, Toronto, Canada M5C 2B7
Tel (416) 363-8721
Fax (416) 364-0832

ANNUAL MEETING

The Annual and Special Meeting of Shareholders will be held at the Trading Floor, 2nd Floor, Design Exchange, 234 Bay Street, Toronto, Canada, on Wednesday, May 22, 2002, at 11:00 a.m. Toronto time.

For information relating to retractable common shares and Series II and Series III Preference Share holdings, dividends, lost share certificates, etc., please communicate with:

COMPUTERSHARE TRUST COMPANY OF CANADA,
Tel (416) 981-9633
1-800-663-9097 (toll free in Canada and U.S.)
Fax (416) 981-9507
E-mail careregistryinfo@computershare.com

MAJOR ELECTRONIC WEBSITES

Hollinger International	http://www.hollinger.com
Telegraph	http://www.telegraph.co.uk
	http://www.dailytelegraph.com
	http://www.sundaytelegraph.com
	http://www.spectator.com
	http://www.handbag.com
Chicago Sun-Times	http://www.suntimes.com
Chicago Network	http://www.chicago-news.com
Jerusalem Post	http://jpost.co.il

Corporate Structure


Hollinger Inc.
(Canada)
Public
Hollinger
International Inc. (U.S.)
Hollinger International
Publishing Inc. (U.S.)
The Jerusalem Post
(Israel)
100%
Chicago Group
(U.S.)
100%
Telegraph Group Limited
(U.K.)
100%
Hollinger Canadian Publishing
Holdings Co. (Canada)
100%
Hollinger
Digital Inc. (U.S.)
Public

0118